UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934
For the month of December, 2023.
Commission File Number 33-65728
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Translation of registrant’s name into English)
El Trovador 4285, Santiago, Chile (562) 2425-2000
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F: ☒ Form 40-F

Santiago, Chile. December 13, 2023.- Sociedad Química y Minera de Chile S.A. (SQM) (NYSE: SQM; Santiago Stock Exchange: SQM-B, SQM-A) reports the translation of its financial statements for the nine months ended September 30, 2023, the Spanish version of which was filed with the Chilean Commission for the Financial Market (Comisión para el Mercado Financiero or “CMF”) on November 15, 2023.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS
As of and for the period ended
September 30, 2023

Sociedad Química y Minera de Chile S.A. and subsidiaries
In thousands of United States dollars

This document includes:

-    Consolidated Interim Statements of Financial Position
-    Consolidated Interim Statements of Income
-    Consolidated Interim Statements of Comprehensive Income
-    Consolidated Interim Statements of Cash Flows
-    Consolidated Interim Statements of Changes in Equity
-    Notes to the Consolidated Interim Financial Statements

Notes to the Consolidated Interim Financial Statements September 30, 2023

Notes to the Consolidated Interim Financial Statements September 30, 2023

Notes to the Consolidated Interim Financial Statements September 30, 2023

Notes to the Consolidated Interim Financial Statements September 30, 2023

Notes to the Consolidated Interim Financial Statements September 30, 2023

Note 27 Income tax and deferred taxes	178
27.1 Current and non-current tax assets	178
27.2 Current tax liabilities	179
27.3 Income tax and deferred taxes	180
Note 28 Events occurred after the reporting date	188
28.1 Authorization of the financial statements	188
28.2 Disclosures on events occurring after the reporting date	188

Notes to the Consolidated Interim Financial Statements September 30, 2023

Consolidated Interim Classified Statements of Financial Position

ASSETS	Note N°	As of September 30, 2023 (Unaudited)	As of December 31, 2022
		ThUS$	ThUS$
Current Assets
Cash and cash equivalents	10.1	1,185,395	2,655,236
Other current financial assets	13.1	1,585,930	961,355
Other current non-financial assets	17	191,904	196,335
Current trade and other receivables	13.2	1,034,807	1,087,420
Current trade receivables due from related parties	12.5	47,918	81,622
Current inventories	11	1,868,087	1,784,281
Current tax assets	27.1	306,392	224,914
Total current assets other than those classified as held for sale or disposal		6,220,433	6,991,163
Non-current assets or groups of assets classified as held for sale		11,962	346
Total non-current assets held for sale		11,962	346
Total current assets		6,232,395	6,991,509

Non-current assets
Other non-current financial assets	13.1	11,924	32,126
Other non-current non-financial assets	17	267,055	52,396
Non-current trade receivables	13.2	2,393	2,091
Investments measured under the equity method	8.1-9.1	89,788	54,386
Intangible assets other than goodwill	15.1	157,636	166,336
Goodwill	15.1	958	967
Property, plant and equipment net	16.1	3,390,040	2,726,838
Right-of-use assets	14.1	71,940	60,867
Non-current tax assets	27.1	201,317	127,114
Deferred tax assets	27.3	545,109	604,471
Total non-current assets		4,738,160	3,827,592
Total assets		10,970,555	10,819,101

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements September 30, 2023

Consolidated Interim Classified Statements of Financial Position

Liabilities and Equity	Note N°	As of September 30, 2023 (Unaudited)	As of December 31, 2022
		ThUS$	ThUS$
Current liabilities
Other current financial liabilities	13.4	1,145,022	522,999
Current lease liabilities	14.2	17,031	12,149
Current trade and other payables	13.5	538,450	374,789
Current trade payables due to related parties	12.6	2,394	-
Other current provisions	19.1	686,442	1,303,146
Current tax liabilities	27.2	30,419	356,611
Current provisions for employee benefits	18.1	17,377	35,376
Other current non-financial liabilities	19.4	292,675	446,477
Total current liabilities		2,729,810	3,051,547
Non-current liabilities
Other non-current financial liabilities	13.4	2,475,955	2,394,218
Non-current lease liabilities	14.2	55,106	49,585
Other non-current provisions	19.1	54,794	58,053
Deferred tax liabilities	27.3	319,532	289,825
Non-current provisions for employee benefits	18.1	52,078	43,872
Total non-current liabilities		2,957,465	2,835,553
Total liabilities		5,687,275	5,887,100

Equity
Equity attributable to owners of the Parent	20
Share capital		1,577,643	1,577,643
Retained earnings		3,695,938	3,350,114
Other reserves		(27,868)	(31,125)
Equity attributable to owners of the Parent		5,245,713	4,896,632
Non-controlling interests		37,567	35,369
Total equity		5,283,280	4,932,001
Total liabilities and equity		10,970,555	10,819,101

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements September 30, 2023

Consolidated Interim Statements of Income (Unaudited)

Consolidated Interim Statements of Income	Note N°	For the period from January to September of the year		For the period from July to September of the year
		2023	2022	2023	2022
		ThUS$	ThUS$	ThUS$	ThUS$
Revenue	23.1	6,155,851	7,576,979	1,840,260	2,958,348
Cost of sales	23.2	(3,481,524)	(3,482,224)	(1,086,620)	(1,325,684)
Gross profit		2,674,327	4,094,755	753,640	1,632,664
Other income	23.3	36,426	7,582	4,238	2,665
Administrative expenses	23.4	(126,770)	(102,343)	(40,140)	(35,399)
Other expenses	23.5	(27,772)	(56,264)	(5,789)	(31,762)
(Impairment) reversal of value of financial assets impairment losses	23.7	(2,175)	(5,745)	(556)	2,712
Other gains (losses)	23.6	208	(364)	(1,079)	(36)
Profit from operating activities		2,554,244	3,937,621	710,314	1,570,844
Finance income	23.10	85,685	17,912	34,034	8,238
Finance costs	16-23.9	(89,580)	(65,413)	(30,260)	(16,605)
Share of profit from associates and joint ventures accounted for using the equity method	8.1-9.3	(897)	17,499	1,772	3,322
Foreign currency translation differences	25	(16,238)	(26,298)	(18,215)	(11,481)
Profit before taxes		2,533,214	3,881,321	697,645	1,554,318
Income tax expense	27.3	(719,321)	(1,119,584)	(216,056)	(451,498)
Net profit		1,813,893	2,761,737	481,589	1,102,820
Profit attributable to:
Profit attributable to Owners of the Parent		1,809,490	2,755,287	479,368	1,099,906
Profit attributable to Non-controlling interests		4,403	6,450	2,221	2,914
		1,813,893	2,761,737	481,589	1,102,820

Earnings per share	Note N°	For the period from January to September of the year		For the period from July to September of the year
		2023	2022	2023	2022
		ThUS$	ThUS$	ThUS$	ThUS$
Common shares
Basic earnings per share (US$ per share)		6.3349	9.6461	1.6782	3.8507
Diluted common shares
Diluted earnings per share (US$ per share)		6.3349	9.6461	1.6782	3.8507

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements September 30, 2023

Consolidated Interim Statements of Comprehensive Income (Unaudited)

Consolidated Interim Statements of Comprehensive Income	For the period from January to September of the year		For the period from July to September of the year
	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$
Net profit	1,813,893	2,761,737	481,589	1,102,820
Items of other comprehensive income that will not be reclassified to profit for the year, before taxes
(Losses) gains from measurements of defined benefit plans	(1,400)	637	9,107	570
(losses) gains from financial assets measured irrevocably at fair value through other comprehensive income	(2,413)	(574)	(1,445)	(4,779)
Total other comprehensive losses that will not be reclassified to profit for the year, before taxes	(3,813)	63	7,662	(4,209)
Items of other comprehensive income that will be reclassified to profit for the year, before taxes
Foreign currency exchange (losses) gains	1,166	(208)	(702)	(180)
Cash flow hedges- effective portion of changes in far value	(77,284)	(24,971)	(158,417)	(67,819)
Cash flow hedges-reclassified to profit or loss	84,093	20,089	146,832	36,323
Total other comprehensive income (loss)that will be reclassified to profit for the year	7,975	(5,090)	(12,287)	(31,676)
Other items of other comprehensive income, before taxes	4,162	(5,027)	(4,625)	(35,885)
Income taxes related to items of other comprehensive income that will not be reclassified to profit for the year
Income tax benefit (expense) related to measurement of defined benefit pension plans through other comprehensive income	381	63	(2,754)	82
Income tax benefit (expense) related to (losses) gains on financial assets measured irrevocably at fair value through other comprehensive income	652	155	391	1,290
Total income tax relating to components of other comprehensive income that will be not reclassified to profit for the year	1,033	218	(2,363)	1,372
Income taxes relating to components of other comprehensive income that will be reclassified to profit for the year
Income tax (expense) benefit related to gains on cash flow hedges	(1,839)	1,334	3,127	8,504
Total income tax (expense) benefit relating to components of other comprehensive income that will be reclassified to profit for the year	(1,839)	1,334	3,127	8,504

Total other comprehensive income	3,356	(3,475)	(3,861)	(26,009)
Total comprehensive income	1,817,249	2,758,262	477,728	1,076,811
Comprehensive income attributable to
Comprehensive income attributable to owners of the parent	1,812,735	2,751,464	475,241	1,073,831
Comprehensive income attributable to non-controlling interest	4,514	6,798	2,487	2,980
	1,817,249	2,758,262	477,728	1,076,811
See note 20.

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements September 30, 2023

Consolidated Interim Statements of Cash Flows (Unaudited)

Consolidated Interim Statements of Cash Flows	Note N°	For the period from January to September of the year
		2023	2022
		ThUS$	ThUS$
Cash flows generated from (used in) operating activities
Classes of cash receipts generated from operating activities
Cash receipts from sales of goods and rendering of services		6,645,825	8,030,510
Cash receipts from premiums and benefits, annuities and other benefits from policies entered		-	1,129
Cash receipts derived from sub-leases		89	106
Classes of Payments
Cash payments to suppliers for the provision of goods and services		(4,505,794)	(3,771,408)
Cash payments relating to variable leases		(3,282)	(2,441)
Other payments related to operating activities		(67,533)	(13,222)
Net cash generated from operating activities		2,069,305	4,244,674
Dividends received		8,313	5,321
Interest paid		(95,252)	(89,700)
Interest paid on lease liabilities		(1,410)	(927)
Interest received		66,257	13,517
Income taxes paid		(1,350,448)	(1,282,964)
Other cash (outflows) inflows (1)		(287,597)	49,878
Net Cash generated from operating activities		409,168	2,939,799
			182,234
Cash flows generated from (used in) investing activities
Sale of interests in associates and joint ventures		4,745	4,745
Proceeds from the purchase of ownership in associates		(52,342)	(18,866)
Proceeds from the sale of property, plant and equipment		44	85
Acquisition of property, plant and equipment		(801,995)	(621,570)
Proceeds from sales of intangible assets		3,193	2,586
Proceeds (payments) related to futures, forward options and swap contracts		29,029	41,326
Loans to related parties		3,435	1,735
Purchase of other long-term assets		(7,720)	(6,714)
Other cash (outflows) inflows (2) (3)		(619,624)	620,510
Cash flow (used in) generated from investing activities		(1,441,235)	23,837
(1) Other inflows (outflows) of cash from operating activities include net increases (decreases) of value added tax, banking expenses, expenses associated with obtaining loans and taxes associated with interest payments.
(2) Other inflows (outflows) of cash include investments and redemptions of time deposits and other financial instruments that do not qualify as cash and cash equivalent in accordance with IAS 7, paragraph 7, since they mature in more than 90 days from the original investment date.
(3) Other inflows (outflows) of cash from investing activities include guarantees deposits described in note 13.2.

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements September 30, 2023

Consolidated Interim Statements of Cash Flows (Unaudited)

Consolidated Statements of Cash Flows	Note N°	For the period from January to September of the year
		2023	2022
		ThUS$	ThUS$
Cash flows generated from (used in) financing activities
Repayment of lease liabilities		(11,407)	(7,635)
Proceeds from long-term loans		100,000	-
Proceeds from short-term loans		1,165,000	-
Dividends paid		(1,152,251)	(829,983)
Repayment of borrowings		(511,790)	(14,110)
Net cash flows generated from (used in) financing activities		(410,448)	(851,728)

Net (decrease) increase in cash and cash equivalents before the effect of changes in the exchange rate		(1,442,515)	2,111,908
Effects of exchange rate fluctuations on cash and cash equivalents		(27,326)	(120,724)
(Decrease) increase in cash and cash equivalents		(1,469,841)	1,991,184
Cash and cash equivalents at beginning of period		2,655,236	1,515,051
Cash and cash equivalents at end of period	10	1,185,395	3,506,235

The accompanying notes form an integral part of these consolidated interim financial statements.

Notes to the Consolidated Interim Financial Statements September 30, 2023

Consolidated Interim Statements of Changes in Equity (Unaudited)

Consolidated Interim Statements of Changes in Equity	Share capital	Foreign currency translation reserves	Hedge reserves	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Accumulated other comprehensive income	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2023	1,577,643	(8,042)	(14,575)	(10,973)	(9,198)	(42,788)	11,663	(31,125)	3,350,114	4,896,632	35,369	4,932,001
Net profit	-	-	-	-	-	-	-	-	1,809,490	1,809,490	4,403	1,813,893
Other comprehensive income	-	1,063	4,970	(1,762)	(1,026)	3,245	-	3,245	-	3,245	111	3,356
Comprehensive income	-	1,063	4,970	(1,762)	(1,026)	3,245	-	3,245	1,809,490	1,812,735	4,514	1,817,249
Dividends (1)	-	-	-	-	-	-	-	-	(1,463,666)	(1,463,666)	(2,316)	(1,465,982)
Other increases in equity	-	-	-	-	-	-	12	12	-	12	-	12
Total changes in equity	-	1,063	4,970	(1,762)	(1,026)	3,245	12	3,257	345,824	349,081	2,198	351,279
Equity as of September 30, 2023	1,577,643	(6,979)	(9,605)	(12,735)	(10,224)	(39,543)	11,675	(27,868)	3,695,938	5,245,713	37,567	5,283,280

Consolidated Interim Statements of Changes in Equity	Share capital	Foreign currency translation reserves	Hedge reserves	Gains and losses from financial assets reserve	Actuarial gains and losses from defined benefit plans reserve	Accumulated other comprehensive income	Other miscellaneous reserves	Total reserves	Retained earnings	Equity attributable to owners of the Parent	Non-controlling interests	Total Equity
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2022	1,577,643	(7,913)	(34,025)	(11,146)	(4,174)	(57,258)	13,103	(44,155)	1,648,032	3,181,520	34,451	3,215,971
Net profit	-	-	-	-	-	-	-	-	2,755,287	2,755,287	6,450	2,761,737
Other comprehensive income	-	(565)	(3,548)	(419)	709	(3,823)	-	(3,823)	-	(3,823)	348	(3,475)
Comprehensive income	-	(565)	(3,548)	(419)	709	(3,823)	-	(3,823)	2,755,287	2,751,464	6,798	2,758,262
Dividends (1)	-	-	-	-	-	-	-	-	(1,324,304)	(1,324,304)	(4,675)	(1,328,979)
Total changes in equity	-	(565)	(3,548)	(419)	709	(3,823)	-	(3,823)	1,430,983	1,427,160	2,123	1,429,283
Equity as of September 30, 2022	1,577,643	(8,478)	(37,573)	(11,565)	(3,465)	(61,081)	13,103	(47,978)	3,079,015	4,608,680	36,574	4,645,254
(1)See Note 20.7

The accompanying notes form an integral part of these consolidated Interim financial statements.

Notes to the Consolidated Interim Financial Statements September 30, 2023
Glossary
The Following capitalized terms in these financial statements (including their notes) will have the following meaning:
“ADS’’ American Depositary Shares;
“CAM’’ Arbitration and Mediation Center of the Santiago Chamber of Commerce;
“CCHEN’’ Chilean Nuclear Energy Commission;
“CCS’’ cross currency swap;
“CINIIF’’ International Financial Reporting Interpretations Committee;
“CMF’’ Financial Market Commission;
“Directors’ Committee” The Company’s Directors’ Committee;
“Corporate Governance Committee’’ The Company’s Corporate Governance Committee;
“Health, Safety and Environment Committee’’ The Company’s Health, Safety and Environment Committee;
“Lease Agreement’’ the mining concessions lease agreement signed by SQM Salar and Corfo in 1993, as subsequently amended;
“Project Contract” project contract for Salar de Atacama undersigned by Corfo and SQM Salar in 1993, as subsequently amended”;
“Corfo” Chilean Economic Development Agency;
“DCV’’ Central Securities Depository;
“DGA’’ General Directorate of Water Resources;
“Board” The Company’s Board of Directors;
“Dollar’’ o “US$’’ Dollars of the United States of America;
“DPA’’ Deferred Prosecution Agreement;
“PFIC’’ Passive foreign investment company;
“United States” United States of America;
“FNE’’ Chilean National Economic Prosecutor's Office;
“Management’’ the Company’s management;
"SQM Group’’ The corporate group composed of the Company and its subsidiaries
“Pampa Group’’ Jointly the Sociedad de Inversiones Pampa Calichera S.A., Potasios de Chile S.A. and Inversiones Global Mining (Chile) Limitada;
“IASB’’ International Accounting Standards Board;
“SSI’’ Staff severance indemnities;
“Proyect agreement’’ Proyect agreement for the Salar de Atacama signed by Corfo and SQM Salar in 1993, as subse quently amended;
“IFRIC’’ International Financial Reporting Interpretations Committee;
“CPI” Consumer Price Index;
“IRSW” interest rate swap;
“Securities Market Law” Securities Market Law No. 18,045;

Notes to the Consolidated Interim Financial Statements September 30, 2023
“Corporate Law'' Ley 18,046 on corporations;
“ThUS$'' thousands of Dollars;
“MUS$'' millions of Dollars;
“IAS” International Accounting Standard;
“IFRS” International Financial Reporting Standard;
“ILO” International Labor Organization;
“WHO” World Health Organization;
“Pesos’’ or “Ch$” Chilean pesos, legal tender in Chile;
“SEC’’ Securities and Exchange Commission;
“Sernageomin’’ National Geology and Mining Service;
“SIC’’ Standard Interpretations Committee;
“IRS”Internal Revenue Service of Chile;
“SMA” Environmental Superintendent’s Office;
“Company” Sociedad Química y Minera de Chile S.A.;
“SOFR” Secured overnight financing rate;
“SQM Industrial” SQM Industrial S.A.;
“SQM NA” SQM North America Corporation;
“SQM Nitratos” SQM Nitratos S.A.;
“SQM Potasio” SQM Potasio S.A.;
“SQM Salar” SQM Salar S.A.;
“Tianqi” Tianqi Lithium Corporation;
“UF” Unidad de Fomento (a Chilean Peso based inflation indexed currency unit);

Notes to the Consolidated Interim Financial Statements September 30, 2023
Note 1    Identification and Activities of the Company and Subsidiaries
1.1Historical background
Sociedad Química y Minera de Chile S.A. is an open stock corporation organized under the laws of the Republic of Chile and its Chilean Tax Identification Number is 93.007.000-9.
The Company was incorporated through a public deed dated June 17, 1968 by the public notary of Santiago Mr. Sergio Rodríguez Garcés. Its existence was approved by Decree No. 1,164 of June 22, 1968 of the Ministry of Finance, and it was registered on June 29, 1968 in the Registry of Commerce of Santiago, on page 4,537 No. 1,992. SQM’s headquarters are located at El Trovador 4285, Floor 6, Las Condes, Santiago, Chile, The Company's telephone number is +(56 2) 2425-2000.
The Company is registered in the CMF under number 184 of March 18, 1983 and is therefore subject to oversight by that entity.
1.2Main domicile where the Company performs its production activities
The Company’s main domiciles are: Calle Dos Sur plot No. 5 - Antofagasta; Arturo Prat 1060 - Tocopilla; Administration Building w/n - Maria Elena; Administration Building w/n Pedro de Valdivia - María Elena, Anibal Pinto 3228 - Antofagasta, Kilometer 1378 Ruta 5 Norte Highway - Antofagasta, Coya Sur Plant w/n - Maria Elena, kilometer 1760 Ruta 5 Norte Highway - Pozo Almonte, Salar de Atacama (Atacama Saltpeter deposit) potassium chloride plant w/n - San Pedro de Atacama, potassium sulfate plant at Salar de Atacama w/n – San Pedro de Atacama, Minsal Mining Camp w/n CL Plant CL, Potassium– San Pedro de Atacama, formerly the Iris Saltpeter office w/n, Commune of Pozo Almonte, Iquique, Level 1 and 225 Dt Georges Tce Perth WA 6000, Australia.
1.3Codes of main activities
The codes of the main activities as established by the CMF, as follows:
•1700 (Mining)
•2200 (Chemical products)
•1300 (Investment)
1.4Description of the nature of operations and main activities
The products of the Company are mainly derived from mineral deposits found in northern Chile where mining takes place and caliche and brine deposits are processed.
(a) Specialty plant nutrition: Four main types of specialty plant nutrients are produced: potassium nitrate, sodium nitrate, sodium potassium nitrate and specialty blends. In addition, other specialty fertilizers are sold including third party products.

(b) Iodine: The Company produces iodine and iodine derivatives, which are used in a wide range of medical, pharmaceutical, agricultural and industrial applications, including x-ray contrast media, polarizing films for LCD and LED, antiseptics, biocides and disinfectants, in the synthesis of pharmaceuticals, electronics, pigments and dye components.

(c) Lithium: The Company produces lithium carbonate, which is used in a variety of applications, including electrochemical materials for batteries, frits for the ceramic and enamel industries, and it is an important ingredient in the manufacture of gunpowder, heat-resistant glass (ceramic glass), air conditioning chemicals, continuous casting powder for steel extrusion, primary aluminum smelting process, pharmaceuticals and lithium derivatives. We are also a leading supplier of lithium hydroxide, which is primarily used as an input for the lubricating greases industry and for certain cathodes for batteries.

Notes to the Consolidated Interim Financial Statements September 30, 2023
(d) Industrial chemicals: The Company produces three industrial chemicals: sodium nitrate, potassium nitrate and potassium chloride. Sodium nitrate is used primarily in the production of glass, explosives, and metal treatment. Potassium nitrate is used in the manufacturing of specialty glass, and it is also an important raw material to produce of frits for the ceramics and enamel industries. Solar salts, a combination of potassium nitrate and sodium nitrate, are used as a thermal storage medium in concentrated solar power plants. Potassium chloride is a basic chemical used to produce potassium hydroxide, and it is also used oil drilling, and to produce carrageenan.
(e) Potassium: The Company produces potassium chloride and potassium sulfate from brines extracted from the Salar de Atacama. Potassium chloride is a commodity fertilizer used to fertilize a variety of crops including corn, rice, sugar, soybean and wheat. Potassium sulfate is a specialty fertilizer used mainly in crops such as vegetables, fruits and industrial crops.
(f) Other products and services: The Company also sells other fertilizers and blends, some of which we do not produce, mainly potassium nitrate, potassium sulfate and potassium chloride. This business line also includes revenue from commodities, services, interests, royalties and dividends.

Notes to the Consolidated Interim Financial Statements September 30, 2023
1.5Other background
(a)Employees
As of September 30, 2023, and December 31, 2022, the workforce was as follows:

Employees	As of September 30, 2023			As of December 31, 2022
	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
Executives	32	129	161	32	128	160
Professionals	195	2,833	3,028	177	2,506	2,683
Technicians and operators	343	4,059	4,402	309	3,845	4,154
Total	570	7,021	7,591	518	6,479	6,997

Place of work	As of September 30, 2023			As of December 31, 2022
	SQM S.A.	Other subsidiaries	Total	SQM S.A.	Other subsidiaries	Total
In Chile	570	6,438	7,008	518	6,015	6,533
Outside Chile	-	583	583	-	464	464
Total	570	7,021	7,591	518	6,479	6,997

(b)Main shareholders
As of September 30, 2023, there were 1,174 shareholders.
Following table shows information about the main shareholders of the Company’s Series A or Series B shares in circulation as of September 30, 2023, and as of December 31, 2022, in line with information provided by the DCV, with respect to each shareholder that, to our knowledge, owns more than 5% of the outstanding Series A or Series B shares. The following information is derived from our registry and reports managed by the DCV and informed to the CMF and the Chilean Stock Exchange:

Shareholders as of September 30, 2023	No. of Series A	% of Series A shares	No. of Series B	% of Series B shares	% of total shares
Inversiones TLC Spa	62,556,568	43.80%	-	-	21.90%
The Bank Of New York Mellon ADRs	-	-	52,660,144	36.87%	18.44%
Sociedad De Inversiones Pampa Calichera S.A.	43,133,789	30.20%	1,611,227	1.13%	15.66%
Potasios De Chile S.A.	18,179,147	12.73%	-	-	6.36%
Banco De Chile on behalf of State Street	-	0.00%	11,541,572	8.08%	4.04%
AFP Habitat S.A.	542,930	0.38%	9,962,955	6.98%	3.68%
Global Mining Spa	8,798,539	6.16%	-	-	3.08%
Banco Santander on behalf of foreign investors	-	-	8,233,535	5.77%	2.88%
AFP Cuprum S.A.	-	-	7,645,042	5.35%	2.68%
AFP Capital S.A.	-	-	7,457,507	5.22%	2.61%
AFP Provida S.A.	-	-	6,729,088	4.71%	2.36%
Banco De Chile on behalf of Citi NA New York Clie.	67,463	0.05%	5,590,952	3.91%	1.98%

Notes to the Consolidated Interim Financial Statements September 30, 2023

Shareholders as of December 31, 2022	No. of Series A	% of Series A shares	No. of Series B	% of Series B shares	% of total shares
The Bank of New York Mellon, ADRs	-	-	64,555,045	45.20%	22.60%
Inversiones TLC Spa (1)	62,556,568	43.80%	-	-	21.90%
Sociedad de Inversiones Pampa Calichera S.A. (2)	43,133,789	30.20%	1,611,227	1.13%	15.66%
Potasios De Chile S.A.	18,179,147	12.73%	-	-	6.36%
Banco de Chile via State Street	79,265	0.06%	10,979,388	7.69%	3.87%
AFP Habitat S.A.	-	-	9,504,885	6.66%	3.33%
Inv. Global Mining Chile Ltda.	8,798,539	6.16%	-	-	3.08%
Banco Santander via foreign investor accounts	545,729	0.38%	8,181,775	5.73%	3.06%
AFP Cuprum S.A.	-	-	6,535,039	4.58%	2.29%
Banco de Chile non-resident third party accounts	62,829	0.04%	6,181,476	4.33%	2.19%
AFP Capital S.A.	-	-	5,652,982	3.96%	1.98%
AFP Provida S.A.	-	-	5,263,361	3.69%	1.84%

(1) As reported by DCV, which manages the Company's shareholders' register as of September 30, 2023 and December 31, 2022, Inversiones TLC SpA, a subsidiary wholly owned Tianqi Lithium Corporation, is the direct owner of 62,556,568 Series A shares of The Company equivalent to 21.90% of SQM’s shares. In addition, as reported by Tianqi Lithium Corporation, it owns 748,490 Series B SQM shares as reported by Inversiones TLC Spa. So as of September 30, 2023, and December 31, 2022, Tianqi Lithium Corporation owns 22.16% of SQM's through Series A shares and ADS holders of Series B shares.
(2) As of September 30, 2023, and December 31, 2022, Sociedad de Inversiones Pampa Calichera S.A. owned 46,600,458 Series A and B shares with 1,855,442 Series A shares held in custody by stockbrokers.

Notes to the Consolidated Interim Financial Statements September 30, 2023
Note 2    Basis of presentation for the consolidated financial statements
2.1Accounting period
These consolidated financial statements cover the following periods:
(a)Consolidated Interim Statements of Financial Position as of September 30, 2023 and December 31, 2022.
(b)Consolidated Interim Statements of Income for the three and nine-month periods ended September 30, 2023 and 2022.
(c)Consolidated Interim Statements of Comprehensive Income for the three and nine-month periods ended September 30, 2023 and 2022.
(d)Consolidated Interim Statements of Changes in Equity for the nine-month periods ended September 30, 2023 and 2022.
(e)Consolidated Interim Statements of Cash Flows for the nine-month periods ended September 30, 2023 and 2022.
2.2Consolidated financial statements
The consolidated interim financial statements of Sociedad Química y Minera de Chile S.A. and its subsidiaries were prepared in accordance with IAS 34 “Interim Financial Reporting”.
The consolidated interim financial statements should be read in conjunction with the annual financial statements as of December 31, 2022.

The accounting principles and criteria used in these interim financial statements were consistently applied throughout both periods and to the annual financial statements as of December 31, 2022. There have been no changes in the methods used to calculate accounting estimates during the periods reported.
IFRS establish certain alternatives for their application, those applied by the Company are detailed in this Note and Note 3.

Notes to the Consolidated Interim Financial Statements September 30, 2023
2.3Basis of measurement
The consolidated financial statements have been prepared on the historical cost basis except for the following:
(a)Inventories are recorded at the lower of cost and net realizable value.
(b)Financial derivatives measured at fair value.
(c)Certain financial investments measured at fair value with an offsetting entry in other comprehensive income.
2.4Accounting pronouncements
New accounting pronouncements
(a)The following standards, interpretations and amendments are mandatory for the first time for annual periods beginning on January 1, 2023:

Amendments and improvements	Description	Mandatory for annual periods beginning on or after
Amendment to IAS 12 – Deferred taxes related to assets and liabilities that arise from a single transaction	These amendments require companies to recognize deferred taxes on transactions that result in equal amounts in taxable and deductible temporary differences in the initial recognition.	01-01-2023
Amendment to IAS 12 "Income Taxes" on International Tax Reform - Pillar Two Model Rules	This amendment provides companies with a temporary exemption from accounting for deferred taxes arising from the Organization for Economic Cooperation and Development (OECD) international tax reform. The amendments also introduce specific disclosure requirements for affected companies.	01-01-2023
Amendments to IAS 1 "Presentation of Financial Statements" about the classification of liabilities.	This amendment clarifies that liabilities are classified as either current or non-current, depending on their rights as of the reporting date. The classification is not affected by the expectations of the entity or events after the reporting date. For example, the receipt of a waiver or non-compliance with an agreement. The amendment also clarifies what IAS 1 means when it refers to the “settlement" of a liability. The amendment should be applied retrospectively in accordance with IAS 8.	01-01-2023

Management determined that the adoption of the aforementioned standards, amendments and interpretations did not significantly impact the company’s consolidated financial statements.

Notes to the Consolidated Interim Financial Statements September 30, 2023
(b)Standards, interpretations and amendments issued that had not become effective for financial statements beginning on January 1, 2023 and which the Company has not adopted early are as follows:

Standards and Interpretations	Description	Mandatory for annual periods beginning on or after
Amendment to IAS 1 “Non-current liabilities with covenants”.	The amendment is aimed at improving the information that an entity provides when the payment terms of its liabilities can be deferred depending on compliance with covenants within the twelve months following the date of issue of the financial statements.	01-01-2024
Amendments to IFRS 16 “Leases”	On sales with leaseback, which explains how an entity should recognize the rights to use the asset and how the profits or losses from the sale and leaseback should be recognized in the financial statements.	01-01-2024
Amendments to IAS 7 "Statement of Cash Flows" and IFRS 7 "Financial Instruments: Disclosures" on supplier financing arrangements.	These amendments require disclosures that improve the transparency of supplier financing arrangements and their effects on a company's liabilities, cash flows and exposure to liquidity risk.	01-01-2024
Amendments to IAS 21 - Lack of exchangeability
This amendment affects an entity that has a transaction in a foreign currency that cannot be exchanged with another currency for a specific purpose as of the measurement date. One currency is exchangeable into another when the other currency can be obtained with a normal administrative delay, and the transaction is performed using a market or exchange mechanism that creates enforceable rights and obligations. This amendment contains instructions regarding the exchange rate to be used when the currency is not exchangeable, as previously described. Early adoption is permitted.
01-01-2025

Management believes that the adoption of the above standards, amendments and interpretations will not have a significant impact on the Company’s financial statements.

Notes to the Consolidated Interim Financial Statements September 30, 2023
2.5Basis of consolidation
(a)Subsidiaries
The Company established control as the basis of consolidation of its financial statements. The Company controls a subsidiary when it is exposed, or has rights, to variable returns from its involvement with the subsidiary and has the ability to affect those returns through its power over the subsidiary.
The consolidation of a subsidiary starts when the Group controls it and it is no longer included in the consolidation when control is lost.
Subsidiaries are consolidated through the line by line method, adding items that represent assets, liabilities, income and expenses with a similar content, and eliminating operations between companies within the SQM Group.
Results for dependent companies acquired or disposed of during the period are included in the consolidated accounts from the date on which control is transferred to the SQM Group or until the date when this control ends, as relevant.
To account for an acquisition of a business, the Company uses the acquisition method. Under this method, the acquisition cost is the fair value of assets delivered, equity securities issued, and incurred or assumed liabilities at the date of exchange. Assets, liabilities and contingencies identifiable assumed in a business combination are measured initially at fair value at the acquisition date. For each business combination, the Company will measure the non-controlling interest of the acquiree either at fair value or as proportional share of net identifiable assets of the acquire.
The details of the consolidated companies can be found in Note 7.
2.6Investments in associates and joint ventures
Investments in joint arrangements are classified as joint operations or joint ventures. The classification depends on the contractual rights and obligations of each investor, rather than the legal structure of the joint arrangement.
(a)Joint operations
The Company recognizes its direct right to the assets, liabilities, income and expenses of the joint arrangement.
(b)Joint ventures and investments in associates
Interests in companies over which joint control is exercised (joint ventures) or where an entity has significant influence (associates) are recognized using the equity accounting method. Significant influence is presumed when the investor owns over 20% of the investee’s share capital. The investment is recognized using this method in the statement of financial position at cost plus changes subsequent to acquisition and includes the proportional share of the associate’s equity. For these purposes, the percentage interest in the associate is used. The associated acquired goodwill is included in the investee’s book value and is not amortized. The debit or credit to the income statement reflects the proportional share of the profit or loss of the associate.
Unrealized gains from transactions with joint ventures or associates are eliminated in accordance with the Company's percentage interest in such entities. Any unrealized losses are also eliminated, unless that transaction provides evidence that the transferred asset is impaired.
Changes in associate’s or joint ventures equity are recognized proportionally with a charge or credit to "Other Reserves" and are classified according to their origin. The reporting dates of the associate or joint ventures, the Company and related policies are similar for equivalent transactions and events in similar circumstances.

Notes to the Consolidated Interim Financial Statements September 30, 2023
In the event that significant influence is lost, or the investment is sold, or held for sale, the equity method is suspended, not recognizing the proportional share of the gain or loss. If the resulting value under the equity method is negative, the share of profit or loss is reflected as zero in the consolidated financial statements, unless there is a commitment by the Company to restore the capital position of the Company, in which case the related risk provision and expense are recorded.
Dividends received by these companies are recorded by reducing the value of the investment and are shown in cash flows from operating activities, and the proportional share of the gain or loss recognized in accordance with the equity method is included in the consolidated income statement under "Share of Gains (Losses) of Associates and Joint Ventures Accounted for Using the Equity Method''.

Notes to the Consolidated Interim Financial Statements September 30, 2023
Note 3    Significant accounting policies
3.1Classification of balances as current and non-current
In the consolidated statement of financial position, balances are classified in consideration of their maturity dates; i.e., those maturing within a period equal to or less than 12 months are classified as current counted from the closing date of the consolidated financial statements and those with maturity dates exceeding the aforementioned period are classified as non-current.
The exception to the foregoing relates to deferred taxes, which are classified as non-current, regardless of the maturity they have.
3.2Functional and presentation currency
The Company’s consolidated financial statements are presented in United States dollars, without decimal places, which is the Company’s functional and presentation currency and is the currency of the main economic environment in which it operates. Consequently, the term foreign currency is defined as any currency other than the U.S. dollar.
3.3Accounting policy for foreign currency translation
(a)SQM group entities:
The revenue, expenses, assets and liabilities of all entities that have a functional currency other than the presentation currency are converted to the presentation currency as follows:
-Assets and liabilities are converted at the closing exchange rate prevailing on the reporting date.
-Revenues and expenses of each profit or loss account are converted at monthly average exchange rates.
-All resulting foreign currency translation gains and losses are recognized as a separate component in translation reserves.
In consolidation, foreign currency differences arising from the translation of a net investment in foreign entities are recorded in shareholder’s equity (“foreign currency translation reserve”). At the date of disposal, such foreign currency translation differences are recognized in the statement of income as part of the gain or loss from the sale.

Notes to the Consolidated Interim Financial Statements September 30, 2023
The main exchange rates and UF used to translate monetary assets and liabilities, expressed in foreign currency at the end and average of each period in respect to U.S. dollars, are as follows:

Currencies	Closing exchange rates		Average exchange rates
	As of September 30, 2023	As of December 31, 2022	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$
Brazilian real	5.01	5.28	4.95	5.25
New Peruvian sol	3.80	3.81	3.73	3.83
Japanese yen	149.45	131.32	147.81	134.70
Euro	0.95	0.93	0.94	0.94
Mexican peso	17.40	19.50	17.33	19.60
Australian dollar	1.56	1.47	1.56	1.48
Pound Sterling	0.82	0.83	0.81	0.82
South African rand	18.90	17.01	18.97	17.28
Chilean peso	895.60	855.86	886.60	873.81
Chinese yuan	7.30	6.92	7.30	6.98
Indian rupee	83.04	82.73	83.04	82.52
Thai Baht	36.57	34.64	35.85	34.76
Turkish lira	27.41	18.71	27.00	18.66
Korean Won	1,347.67	1,259.98	1,334.27	1,291.64
Indonesian Rupiah	15,455.00	15,570.00	15,362.79	15,596.90
United Arab Emirates dirham	3.67	3.67	3.67	3.67
Polish Zloty	4.37	4.37	4.31	4.42
UF (*)	40.42	41.02	40.83	40.18

(*) US$ per UF
(b)Transactions and balances
The Company’s non-monetary transactions in currencies other than the functional currency (Dollar) are translated to the respective functional currencies of Group entities at the exchange rate on the date of the transaction. Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency at the exchange rate at that date. All differences are recorded in the statement of income except for all monetary items that provide an effective hedge for a net investment in a foreign operation. These items are recognized in other comprehensive income until disposal of the investment, when they are recognized in the statement of income. Charges and credits attributable to foreign currency translation differences on those hedge monetary items are also recognized in other comprehensive income.
Non-monetary assets and liabilities that are measured at historical cost in a foreign currency are retranslated to the functional currency at the historical exchange rate of the transaction. Non-monetary items measured based on fair value in a foreign currency are translated using the exchange rate at the date on which the fair value is determined.

Notes to the Consolidated Interim Financial Statements September 30, 2023
3.4     Consolidated statement of cash flows
Cash equivalents correspond to highly liquid short-term investments that are easily convertible into known amounts of cash and subject to insignificant risk of changes in their value and mature in less than three months from the date of acquisition of the instrument.
For the purposes of the statement of cash flows, cash and cash equivalents comprise cash and cash equivalents as defined above.
The statement of cash flows present cash transactions performed during the period, determined using the direct method.
3.5     Financial assets
Management determines the classification of its financial assets at fair value (either through other comprehensive income, or through profit or loss), and at amortized cost. The classification depends on the business model of the entity to manage the financial assets and the contractual terms of the cash flows.
The initial value of the Company's financial assets valued at fair value through comprehensive income includes the transaction costs that are directly attributable to acquiring that financial asset on the date the Company commits to acquiring it, whereas the transaction costs for financial assets valued at fair value through profit or loss are expensed. The initial value of trade and other receivables that do not include a significant financial component is their transaction price.
After initial recognition, the Company measures its financial assets according to the Company's business model for managing its financial assets and the contractual terms of its cash flows:
(a)Financial debt instruments measured at amortized cost. Financial assets that meet the following conditions are included in this category the business model that supports it aims to maintain the financial assets to obtain the contractual cash flows and the contractual conditions of the financial asset give place, on specified dates, to cash flows that are only payments of the principal and interest on the outstanding principal amount. The Company’s financial assets that meet these conditions are: (i) cash equivalents, (ii) related party receivables, (iii) trade debtors and (iv) other receivables.

(b)Financial instruments at fair value. A financial asset should be measured at fair value through profit or loss or fair value through other comprehensive income, depending on the following:

(i)"Fair Value Through Other Comprehensive Income": Assets held to collect contractual cash flows and to be sold, where the asset cash flows are only capital and interest payments, are measured at fair value through other comprehensive income. Changes in book values are through other comprehensive income, except for the recognition of impairment losses, interest income and exchange gains and losses, which are recognized in the income statement. When a financial asset is derecognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to the income statement. Interest income from these financial assets is included in financial income using the effective interest method.

(ii)"Fair Value Through Profit and Loss": Assets that do not meet the amortized cost or "Fair Value Through Other Comprehensive Income" criteria are valued at "Fair Value Through Profit and Loss".

(c)Financial equity instruments at fair value through other comprehensive income. Equity instruments that are not classified as held for trading and which the Group has irrevocably chosen to recognize in this category. Amounts presented in other comprehensive income will not be subsequently transferred to profit or loss.

Notes to the Consolidated Interim Financial Statements September 30, 2023
3.6     Financial assets impairment
The Company evaluates expected credit losses associated with its debt instruments carried at amortized cost. The impairment method used depends on whether there has been a significant increase in credit risk.
The Company assumes that the credit risk of a financial asset has increased significantly when it is more than 30 days past due. It is in default when the financial asset is more than 90 days past due and an individual analysis has concluded that it has a negative credit impairment.
The Company assesses the credit impairment of its receivables as of each reporting date. A financial asset has credit impairment when one or more events have a negative impact on the expected cash flows from it. Evidence of credit impairment for a debtor is as follows:
-Significant financial hardship
-Breach of contract due to default
-Probability of going bankrupt

The Company applies the simplified approach to measure expected credit losses using the lifetime expected loss on all trade receivables. Expected credit losses are measured by grouping receivables by their shared credit risk characteristics and days overdue.
The Company has concluded that the expected loss rates for trade receivables are a reasonable approximation of the loss rates for these assets. Expected loss rates are based on sales payment profiles and historical credit losses within this period. Historical loss rates are adjusted to reflect current expectations and information regarding macroeconomic factors that affect the ability of customers to meet their commitments. Impairment losses from receivables and contract assets are shown as net impairment losses in the line “Impairment of financial assets and reversal of impairment losses,” see Note 23.7. Any subsequent recoveries of financial assets previously charged off are credited to the same line.
The gross value of a financial asset is charged off to the income statement when the Company has no reasonable expectation of recovering all or a portion of it, following an individual analysis prepared by management.
3.7     Financial liabilities
Management accounts for its financial liabilities at amortized cost.
Upon initial recognition, the Company measures its financial liabilities by their fair value less the transaction costs that are directly attributable to the acquisition of the financial liability. The Company subsequently measures its financial liabilities at amortized cost.
Financial liabilities measured at amortized cost are commercial accounts payable and other accounts payable and other financial liabilities.
Amortized cost is based using the effective interest rate method. Amortized cost is calculated by considering any premium or discount on the acquisition and includes transaction costs that are an integral part of the effective interest rate.

Notes to the Consolidated Interim Financial Statements September 30, 2023
3.8     Estimated fair value of financial instruments
The fair value of financial assets and liabilities is estimated using the following information. Although the data represent Management's best estimates, it is subjective and involves significant estimates regarding current economic conditions, market conditions and risk characteristics.
Methodologies and assumptions used depend on the risk terms and characteristics of instruments and include the following as a summary:
Fair value estimation
Financial assets and liabilities measured at fair value consist of forwards hedging the mismatch in the balance sheet and cash flows, options hedging the mismatch in the balance sheet and cross currency swaps to hedge bonds issued in local currency (Peso/UF).
The fair value of the Company’s assets and liabilities recognized by cross currency swaps contracts is calculated as the difference between the present value of discounted cash flows of the asset (Peso/UF) and liability (Dollar) parts of the derivative. In the case of the IRSW, the asset value recognized is calculated as the difference between the discounted cash flows of the asset (variable rate) and liability (fixed rate) parts of the derivative. Forwards are calculated as the difference between the strike price of the contract and the spot price plus the forwards points at the date of the contract. Financial options: the value recognized is calculated using the Black-Scholes method.
In the case of CCS, the entry data used for the valuation models are UF, Peso, Dollar and basis swap rates. In the case of fair value calculations for interest rate swaps, the Forward Rate Agreement rate and ICVS 23 Curve (Bloomberg: cash/deposits rates, futures, swaps). In the case of forwards, the forwards curve for the currency in question is used. Finally, for options, the spot price, risk-free rate and volatility of exchange rate are used, all in accordance with the currencies used in each valuation. The financial information used as entry data for the Company’s valuation models is obtained from Bloomberg, the well-known financial software company. Conversely, the fair value provided by the counterparties of derivatives contracts is used only as a control and not for valuation purposes.
The effects on profit or loss of movements in these amounts is recognized in the caption finance costs, foreign currency translation gain (loss) or cash flow hedge reserve in the statement of comprehensive income, depending on each particular case.
Estimate of fair value for disclosure purposes
•Cash equivalent approximates fair value due to the short-term maturities of these instruments.
•The fair value of current trade receivables is considered to be equal to the carrying amount due to the maturity of such accounts at short-term.
•Payables, current lease liabilities and other current financial liabilities are considered fair value equal to book value due to the short-term maturity of these accounts.
•The fair value of the debt (long-term secured and unsecured debentures; bonds denominated in local currency (Peso/UF) and foreign currency (Dollar), borrowings denominated in foreign currency (Dollar) and lease liabilities of the Company are calculated at current value of cash flows subtracted from market rates upon valuation, considering the terms of maturity and exchange rates. The UF and Peso rate curves are used as inputs for the valuation model. This information is obtained through from the renowned financial software company, Bloomberg, and the Association of Banks and Financial Institutions.

Notes to the Consolidated Interim Financial Statements September 30, 2023
3.9     Reclassification of financial instruments
When the Company changes its business model for managing financial assets, it will reclassify all its financial assets affected by the new business model. Financial liabilities cannot be reclassified.
3.10     Financial instruments derecognition
The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred; and the control of the financial assets has not been retained.
The Company derecognizes a financial liability when its contractual obligations or a part of these are discharged, paid to the creditor or legally extinguished from the principal responsibility contained in the liability.
3.11     Derivative and hedging financial instruments
The financial instruments derivatives are recognized initially at fair value as of the date on which the derivatives contract is signed and, they are subsequently assessed at fair value. The method for recognizing the resulting gain or loss depends on whether the derivative has been designated as an accounting hedge instrument and, if so, it depends on the type of hedging, which may be as follows:
a)Fair value hedge of assets and liabilities recognized (fair value hedges).

b)Hedging of a single risk associated with a recognized asset or liability or a highly probable forecast transaction (cash flow hedge).
At the beginning of the transaction, the Company documents the relationship that exists between hedging instruments and those items hedged, as well as their objectives for risk management purposes and the strategy to conduct different hedging operations.
The Company also documents its evaluation both at the beginning and at the end of each period if the derivatives used in hedging transactions are highly effective to offset changes in the fair value or in cash flows of hedged items.
The fair value of derivative instruments used for hedging purposes is shown in Note 13.3.
Derivatives that are not designated or do not qualify as hedging derivatives are classified as current assets or liabilities, and changes in the fair value are directly recognized through profit or loss.
a)Fair value hedge
Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in profit or loss, together with any changes in the fair value of the hedged asset or liability that are attributable to the hedged risk. The gain or loss relating to the effective portion of interest rate swaps that hedge fixed rate borrowings is recognized in profit or loss within finance costs, together with changes in the fair value of the hedged fixed rate borrowings attributable to interest rate risk. The gain or loss relating to the ineffective portion is recognized in profit or loss within other income or other expenses. If the hedge no longer meets the criteria for hedge accounting, the adjustment to the carrying amount of a hedged item for which the effective interest method is used is amortized to profit or loss over the period to maturity using a recalculated effective interest rate.

Notes to the Consolidated Interim Financial Statements September 30, 2023

b)Cash flow hedges
The effective portion of the gain or loss on the hedging instrument is initially recognized with a debit or credit to other comprehensive income, while any ineffective portion is immediately recognized to income, as appropriate, depending on the nature of the hedged risk. The amounts accumulated in other comprehensive income are carried over to results when the hedged items are settled or when these have an impact on income.
When a hedging instrument no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remains in equity until the forecast transaction occurs.
When the forecast transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging that were reported in other comprehensive income are immediately reclassified to profit or loss.
3.12     Derivative financial instruments not considered as hedges
Derivative financial instruments not considered as hedges are recognized at fair value with the effect in the profit of the year. The Company has derivative financial instruments to hedge foreign currency risk exposure.
The Company continually evaluates the existence of embedded derivatives in both its contracts and in its financial instruments. As of September 30, 2023, and December 31, 2022, the Company does not have any embedded derivatives.
3.13     Deferred acquisition costs from insurance contracts
Acquisition costs from insurance contracts are classified as prepayments and correspond to insurance contracts in force, recognized using the straight-line method and on an accrual basis independent of payment date. These are recognized under other non-financial assets current.
3.14     Leases
(a)Right-of-use assets
The Company recognizes right-of-use assets on the initial lease date (i.e., the date on which the underlying asset is available for use). Right-of-use assets are measured at cost, less any accumulated depreciation and impairment losses, adjusted by any new measurement of the lease liability. The cost of right-of-use assets includes the amount of recognized lease liabilities, direct initial costs incurred and lease payments made on the start date or sooner, less the lease incentives received. Unless the Company is reasonably sure it will take ownership of the leased asset at the end of the lease period, the assets recognized through right-of-use are depreciated in a straight line during the shortest period of their estimated useful life and lease period. Right-of-use assets are subject to impairment.
(b)Lease liabilities
On the lease start date, the Company recognizes lease liabilities measured at present value of lease payments that will be made during the lease period. Lease payments include fixed payments (including payments that are essentially fixed), less incentives for lease receivables, variable lease payments that are dependent on an index or rate and amounts that are expected to be paid as guaranteed residual value. Lease payments also include the exercise price of a purchase option if the Company is reasonably sure it will exercise this and penalty payments for terminating a lease, if the lease period reflects that the Company will exercise the option to terminate. Variable lease payments that are not dependent on an index or rate are recognized as expenses in the period that produces the event or condition that triggers payment.

Notes to the Consolidated Interim Financial Statements September 30, 2023
When calculating the present value of lease payments, the Company uses the incremental borrowing rate on the initial lease date if the interest rate implicit in the lease cannot be determined easily. After the start date, the lease liability balance will increase to reflect the accumulation of interest and will diminish as lease payments are made. Furthermore, the book value of lease liabilities is remeasured in the event of an amendment, a change in the lease period, a change in the fixed lease payments in substance or a change in the assessment to buy the underlying asset.
Payments made that affect lease liabilities are presented as part of the financing activities in the cash flow statement.
(c)Short-term leases and low-value asset leases
The Company applies the short-term lease recognition exemption to leases with a lease term of 12 months or less starting on the start date and that don’t have a purchase option. It also applies the low-value asset lease recognition exemptions to leases less than the limit specified in the respective accounting standard. Lease payments in short-term leases and low-value asset leases are recognized as lineal expenses during the lease term.
(d)Significant judgments in the determination of the lease term for contracts with renewal options.

The Company determines the lease term as the non-cancellable period of the lease, together with periods covered by an option to extend the lease if it is reasonably certain that this will be exercised, or any period covered by an option to terminate the lease, if it is reasonably certain that this will not be exercised.
The Company has the option, under some of its leases, to lease assets for additional terms. The Company applies its judgment when assessing whether it is reasonably certain that it will exercise the option to renovate. In other words, it considers all the relevant factors that create an economic incentive for it to exercise the option to renovate. After the start date, the Company reevaluates the lease term if there is a significant event or change in the circumstances that are under its control and affect its capacity to exercise (or not exercise) the option to renovate.
3.15     Inventory measurement
The method used to determine the cost of inventories is the weighted average monthly cost of warehouse storage. In determining production costs for own products, the company includes the costs of labor, raw materials, materials and supplies used in production, depreciation and maintenance of the goods that participate in the production process, the costs of product movement necessary to maintain stock on location and in the condition in which they are found, and also includes the indirect costs of each task such as laboratories, process and planning areas, and personnel expenses related to production, among others.
For finished and in-process products, the company has four types of provisions, which are reviewed quarterly:
(a)Provision associated with the lower value of stock: The provision is directly identified with the product that generates it and involves three types: (i) provision of lower realizable value, which corresponds to the difference between the inventory cost of intermediary or finished products, and the sale price minus the necessary costs to bring them to the same conditions and location as the product with which they are compared; (ii) provision for future uncertain use that corresponds to the value of those products in process that are likely not going to be used in sales based on the company’s long-term plans; (iii) reprocessing costs of products that are unfeasible for sale due to current specifications.

(b)Provision associated with physical differences in inventory: A provision is made for differences that exceed the tolerance considered in the respective inventory process (physical and annual inventories are taken for the productive units in Chile and the port of Tocopilla; the business subsidiaries depend on the last zero ground obtained, but in general it is at least once a year), these differences are recognized immediately.

Notes to the Consolidated Interim Financial Statements September 30, 2023

(c)Potential errors in the determination of stock: The company has an algorithm that is reviewed at least once a year and corresponds to diverse percentages assigned to each inventory based on the product, location, complexity involved in the associated measurement, rotation and control mechanisms.
Inventories of raw materials, materials and supplies for production are recorded at acquisition cost. Cyclical inventories are performed in warehouses, as well as general inventories every three years. Differences are recognized at the moment they are detected. The company has a provision based on quarterly calculations from percentages associated with each type of material (classification by warehouse and rotation), these percentages use the lower value resulting from deterioration or obsolescence as well as potential losses. This provision is reviewed at least annually, and considers the historical profit and loss obtained in the inventory processes.
3.16     Non-controlling interests
Non-controlling interests are recorded in the consolidated statement of financial position within equity but separate from equity attributable to the owners of the Parent.
3.17     Related party transactions
Transactions between the Company and its subsidiaries are part of the Company’s normal operations within its scope of business activities. Conditions for such transactions are those normally effective for those types of operations with regard to terms and market prices. The maturity conditions vary according to the originating transaction.
3.18     Property, plant and equipment
Property, plant and equipment are stated at acquisition cost, net of the related accumulated depreciation, amortization and impairment losses that they might have experienced.
In addition to the price paid for the acquisition of property, plant and equipment, the Company has considered the following concepts as part of the acquisition cost, as applicable:
(a)    Accrued interest expenses during the construction period that are directly attributable to the acquisition, construction or production of qualifying assets, which are those that require a substantial period prior to being ready for use. The interest rate used is that related to the project’s specific financing or, should this not exist, the average financing rate of the investor company.
(b)    The future costs that the Company will have to experience, related to the closure of its facilities at the end of their useful life, are included at the present value of disbursements expected to be required to settle the obligation and are recorded as a liability and its subsequent variation is recorded directly in results.
Having initially recognized provisions for closure and refurbishment, the corresponding cost is capitalized as an asset in “Property, plant and equipment” and amortized in line with the amortization criteria for the associated assets.
Construction-in-progress is transferred to property, plant and equipment in operation once the assets are available for use and the related depreciation and amortization begins on that date.
Extension, modernization or improvement costs that represent an increase in productivity, ability or efficiency or an extension of the useful lives of property, plant and equipment are capitalized as a higher cost of the related assets. All the remaining maintenance, preservation and repair expenses are charged to expense as they are incurred.
The replacement of assets, which increase the asset’s useful life or its economic capacity, are recorded as a higher value of property, plant and equipment with the related derecognition of replaced or renewed elements.

Notes to the Consolidated Interim Financial Statements September 30, 2023
Gains or losses which are generated from the sale or disposal of property, plant and equipment are recognized as income or (loss) in the period and calculated as the difference between the asset’s sales value and its net carrying value.
Costs derived from the daily maintenance of property, plant and equipment are recognized when incurred.
The cost of interest is recognized by applying an average or average weighted interest rate for all financing costs incurred by the Company to the final monthly balances for works underway and complies with the requirements of the required standard.
Financing costs are not activated for periods that exceed the normal term for acquisition, construction or installation of the property; such is the case for delays, interruptions or temporary suspension of the project due to technical, financial or other problems that make it impossible to leave the property in usable conditions.
3.19     Depreciation of property, plant and equipment
Property, plant and equipment are depreciated through the straight-line distribution of cost over the estimated technical useful life of the asset, which is the period in which the Company expects to use the asset. When components of one item of property, plant and equipment have different useful lives, they are recorded as separate assets and depreciated over their expected useful lives. Useful lives are reviewed on an annual basis.
Fixed assets located in the Salar de Atacama consider useful life to be the lesser value between the technical useful life and the years remaining until 2030.
In the case of certain mobile equipment, depreciation is performed depending on the hours of operation.
The useful lives used for the depreciation and amortization of assets included in property, plant and equipment in years are presented below:

Classes of property, plant and equipment	Minimum life or rate (years)	Maximum life or rate (years)	Life or average rate in years
Mining assets (*)	5	10	8
Energy generating assets	5	16	9
Buildings	4	25	13
Supplies and accessories	4	15	7
Office equipment	5	10	9
Transport equipment	6	20	10
Network and communication equipment	4	12	7
IT equipment	4	11	7
Machinery, plant and equipment	3	24	11
Other fixed assets	4	15	10

(*) Mining equipment includes SQM Australia's exploration assets, which are depreciated on a unit of production basis.

Notes to the Consolidated Interim Financial Statements September 30, 2023
3.20     Goodwill
Goodwill acquired represents the excess in acquisition cost on the fair value of the Company's ownership of the net identifiable assets of the subsidiary on the acquisition date. Goodwill acquired related to the acquisition of subsidiaries is included in the line-item goodwill, which is subject to impairment tests annually or more frequently if events or changes in circumstances indicate that it might be impaired and is stated at cost less accumulated impairment losses. Gains and losses related to the sale of an entity include the carrying value of goodwill related to the entity sold.
This intangible asset is assigned to cash-generating units with the purpose of testing impairment losses. It is allocated based on cash-generating units expected to obtain benefits from the business combination from which the aforementioned goodwill acquired arose.
3.21     Intangible assets other than goodwill
Intangible assets other than goodwill mainly relate to water rights, costs for rights of way for electricity lines, software and licensing costs, the development of computer software and mining property and concession rights.
(a)Water rights
Water rights acquired by the Company relate to water from natural sources and are recorded at acquisition cost. The Company separates water rights into:
i) Finite rights with amortization using the straight-line method, and
ii) Indefinite rights, which are not amortized, given that these assets represent rights granted in perpetuity to the Company, which are subject to an annual impairment assessment.
(b)Rights of way for electric lines
As required for the operation of industrial plants, the Company has paid rights of way to install wires for the different electric lines on third party land. Amounts paid are capitalized at the date of the agreement and amortized in the statement of income, according to the life of the right of way.
(c)Computer software
Licenses for IT programs acquired are capitalized based on their acquisition and customization costs. These costs are amortized over their estimated useful lives. The useful lives of IT programs are defined by their contracts or rights.
Expenses related to the development or maintenance of IT programs are recognized as an expense as and when incurred. Costs directly related to the production of unique and identifiable IT programs controlled by the Group, and which will probably generate economic benefits that are higher than its costs during more than a year, are recognized as intangible assets. Direct costs include the expenses of employees who develop information technology software and general expenses in accordance with corporate charges received.
The costs of development for IT programs are recognized as assets are amortized over their estimated useful lives.
(d)Mining property and concession rights
The Company holds mining property and concession rights from the Chilean and Western Australian Governments. Property rights from the State of Chile are usually obtained at no initial cost (other than the payment of mining patents and minor recording expenses) and once the rights on these concessions have been obtained, they are retained by the Company while annual patents are paid. Such patents, which are paid annually, are recorded as prepaid assets and amortized over the following twelve months. Amounts

Notes to the Consolidated Interim Financial Statements September 30, 2023
attributable to mining concessions acquired from third parties different from the Chilean Government are recorded at acquisition cost within intangible assets.
The finite useful life of mining properties is calculated using the productive unit method, except for the mining properties owned by Corfo, which have been leased to the Company and grant it the right to exclusively exploit them until December 31, 2030.
Minimum and maximum amortization lives or rates of intangible assets:

Estimated useful life or amortization rate	Minimum Life or Rate	Maximum Life or Rate
Water rights	5 years	Indefinite
Rights of way	Indefinite	Indefinite
Corfo Mining properties	7 years	7 years
Mining rights	Unit-production method
Intellectual property	9 years	9 years
IT programs	3 years	9 years

3.22     Research and development expenses
Research and development expenses are charged to profit or loss in the period in which the expenditure was incurred.
3.23     Exploration and evaluation expenses
The Company holds mining concessions for exploration and exploitation of ore, the Company gives the following treatment to expenses associated:
Once the rights have been obtained, the Company records the disbursements directly associated with the exploration and evaluation of the deposit in execution as property, plant and equipment (construction in progress) at its cost. These disbursements include the following items: geological surveys, drilling, borehole extraction and sampling, activities related to the technical assessment and commercial viability of the extraction, and in general, any disbursement directly related to specific projects where the objective is to find ore resources. If the technical studies determine that the ore grade is not economically viable, the asset is directly charged to profit and loss. If determined otherwise, the asset described above is associated with the extractable ore tonnage which is amortized as it is used.
(a) Limestone and metallic exploration
These assets are included in Other Non-Current Non-Financial Assets, and the portion related to the area to be exploited in the year is reclassified to Inventories, if applicable. Costs related to metal exploration are charged to profit or loss in the period in which they are recognized if the project assessed doesn't qualify as advanced exploration otherwise, these are amortized during the development stage.
(b) Exploration and evaluation at the Mt. Holland Project
Exploration and evaluation costs incurred prior to the commencement of mining are presented in Construction in progress, until mining had commenced, subsequently these are reclassified to Mining assets.

Notes to the Consolidated Interim Financial Statements September 30, 2023
3.24     Impairment of non-financial assets
Assets subject to depreciation and amortization are also subject to impairment testing, provided that an event or change in the circumstances indicates that the amounts in the accounting records may not be recoverable, an impairment loss is recognized for the excess of the book value of the asset over its recoverable amount.
For assets other than goodwill, the Group annually assesses whether there is any indication that a previously recognized impairment loss may no longer exist or may have decreased. Should such indications exist, the recoverable amount is estimated.
The recoverable amount of an asset is the higher between the fair value of an asset or cash generating unit less costs of sales and its value in use and is determined for an individual asset unless the asset does not generate any cash inflows that are clearly independent from other assets or groups of assets.
In evaluating value in use, estimated future cash flows are discounted using a pre-tax discount rate that reflects current market assessment, the value of money over time and the specific asset risks.
Impairment losses from continuing operations are recognized with a debit to profit or loss in the categories of expenses associated with the impaired asset function.
For assets other than goodwill, a previously recognized impairment loss is only reversed if there have been changes in the estimates used to determine the asset’s recoverable amount since the last time an impairment loss was recognized. If this is the case, the carrying value of the asset is increased to its recoverable amount. This increased amount cannot exceed the carrying value that would have been determined, net of depreciation, if an asset impairment loss had not been recognized in prior years. This reversal is recognized with a credit to profit or loss.
Assets with indefinite lives are assessed for impairment annually.
3.25     Minimum dividend
As required by Chilean law and regulations, the dividend policy is decided upon from time to time by the Board of Directors and is announced at the Annual Ordinary Shareholders’ Meeting, which is generally held in April of each year. Shareholder’s approval of the dividend policy is not required. However, each year the Board must submit the declaration of the final dividend or dividends in respect of the preceding year, consistent with the then-established dividend policy, to the Annual Ordinary Shareholders’ Meeting for approval. As required by the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued shares, the Company must distribute a cash dividend in an amount equal to at least 30% of our consolidated net income for that year (determined in accordance with CMF regulations), unless and to the extent there is a deficit in retained earnings. (See Note 20.5).

Notes to the Consolidated Interim Financial Statements September 30, 2023
3.26     Earnings per share
The basic earnings per share amounts are calculated by dividing the profit for the year attributable to the ordinary owners of the parent by the weighted average number of ordinary shares outstanding during the year.

Earnings per Share	For the period from January to September of the year		For the period from July to
			September of the year
	2023	2022	2023	2022
Profit attributable to the owners of the parent (ThUS$)	1,809,490	2,755,287	479,368	1,099,906
Weighted average number of shares	285,638,456	285,638,456	285,638,456	285,638,456
Basic earnings per share (US$)	6.3349	9.6461	1.6782	3.8507
Profit attributable to the owners of the parent (ThUS$)	1,809,490	2,755,287	479,368	1,099,906
Weighted average number of shares	285,638,456	285,638,456	285,638,456	285,638,456
Diluted earnings per share (US$)	6.3349	9.6461	1.6782	3.8507
Serie A common share	142,819,552	142,819,552	142,819,552	142,819,552
Serie B common share	142,818,904	142,818,904	142,818,904	142,818,904
Total weighted average number of share	285,638,456	285,638,456	285,638,456	285,638,456
The Company has no instruments that could potentially dilute earnings per share for the three and six months ended September 30, 2023 and 2022.
3.27     Other provisions
Provisions are recognized when:
•The Company has a present, legal or constructive obligation as the result of a past event.
•It is more likely than not that certain resources must be used, to settle the obligation.
•A reliable estimate can be made of the amount of the obligation.
In the event that the provision or a portion of it is reimbursed, the reimbursement is recognized as a separate asset solely if there is certainty of income.
The expense for any provision is presented net of any reimbursements in the consolidated statement of income.
Should the effect of the value of money over time be significant, provisions are discounted using a discount rate before tax that reflects the liability’s specific risks. When a discount rate is used, the increase in the provision over time is recognized as a finance cost.
The Company’s policy is to maintain provisions to cover risks and expenses based on a better estimate to deal with possible or certain and quantifiable responsibilities from current litigation, compensations or obligations, pending expenses for which the amount has not yet been determined, collaterals and other similar guarantees for which the Company is responsible. These are recorded at the time the responsibility or the obligation that determines the compensation or payment is generated.
3.28     Obligations related to employee termination benefits and pension commitments
Obligations towards the Company’s employees comply with the provisions of the collective bargaining agreements in force, which are formalized through collective employment agreements and individual employment contracts, except for the United States which is detailed in Note 18.4.
These obligations are measured using actuarial calculations, according to the projected unit credit method which considers such assumptions as the mortality rate, employee turnover, interest rates, retirement dates, effects related to increases in employees’ salaries, as well as the effects on variations in services derived from variations in the inflation rate.

Notes to the Consolidated Interim Financial Statements September 30, 2023
Actuarial gains and losses that may be generated by variations in defined, pre-established obligations are directly recorded in “Other Comprehensive Income”.
Actuarial losses and gains have their origin in deviations between the estimate and the actual behavior of actuarial assumptions or in the reformulation of established actuarial assumptions.
The Company’s subsidiary SQM North America has established pension plans for its retired employees that are calculated by measuring the projected obligation using a net salary progressive rate net of adjustments for inflation, mortality and turnover assumptions, deducting the resulting amounts at present value. The net balance of this obligation is presented under the “Non-Current Provisions for Employee Benefits” (refer to Note 18.4).
3.29     Compensation plans
Compensation plans implemented through benefits provided in share-based payments settled in cash are recognized in the financial statements at their fair value, in accordance with IFRS 2. Changes in the fair value of options granted are recognized with a charge to payroll in the results for the period (see Note 18.6).
3.30     Revenue recognition
Revenue includes the fair value of considerations received or receivable for the sale of goods and services during the performance of the Company's activities. Revenue is presented net of value added tax, estimated returns, rebates and discounts and after the elimination of sales among subsidiaries.
Revenues are recognized when the specific conditions for each income stream are met, as follows:
(a)Sale of goods
The sale of goods is recognized when the Company has delivered products to the customer, and there is no obligation pending compliance that could affect the acceptance of products by the customer. The delivery does not occur until products have been shipped to the customer or confirmed as received by the customer, and the related risks of obsolescence and loss have been transferred to the customer and the customer has accepted the products in accordance with the conditions established in the sale, when the acceptance period has ended, or when there is objective evidence that those criteria required for acceptance have been met.
Sales are recognized in consideration of the price set in the sales agreement, net of volume discounts and estimated returns at the date of the sale. Volume discounts are evaluated in consideration of annual foreseen purchases and in accordance with the criteria defined in agreements.
(b)Sale of services
Revenue associated with the rendering of services is recognized considering the degree of completion of the service as of the date of presentation of the consolidated classified statement of financial position, provided that the result from the transaction can be estimated reliably.
(c)Income from dividends
Income from dividends is recognized when the right to receive the payment is established.
3.31     Finance income and finance costs
Finance income is mainly composed of interest income from financial instruments such as term deposits and mutual fund deposits. Interest income is recognized in profit or loss at amortized cost, using the effective interest rate method.

Notes to the Consolidated Interim Financial Statements September 30, 2023
Finance costs are mainly composed of interest on bank borrowing, interest on bonds issued less interest capitalized for borrowing costs for the acquisition, construction or production or qualifying assets. Borrowing costs and bonds issued are also recognized in profit or loss using the effective interest rate method.
3.32     Current income tax and deferred
Corporate income tax for the year is determined as the sum of current and deferred income taxes from the different consolidated companies.
Current taxes are based on the application of the various types of taxes attributable to taxable income for the period. The Company periodically assesses the positions taken in the determination of taxes with respect to situations in which the applicable tax regulation is subject to interpretation and considers whether it is probable that a tax authority will accept an uncertain tax treatment. A provision is created if it is probable that a payment will be required to a taxation authority. The Company measures its tax balances based on the most probable amount or expected value, depending on which method provides a better prediction of the resolution of uncertainty.
Differences between the book value of assets and liabilities and their tax basis generate the balance of deferred tax assets or liabilities, which are calculated using the tax rates expected to be applicable when the assets and liabilities are realized.
In conformity with current tax regulations, the provision for corporate income tax and taxes on mining activity is recognized on an accrual basis, presenting the net balances of accumulated monthly tax provisional payments for the fiscal period and associated credits. The balances of these accounts are presented in current income taxes recoverable or current taxes payable, as applicable.
Income tax and variations in deferred tax assets or liabilities that are not the result of business combinations are recorded in income or equity, considering the origin of the gains or losses which have generated them.
Deferred tax assets are recognized to the extent that future taxable profits are expected to absorb them.
With respect to deductible temporary differences associated with investments in subsidiaries, associated companies and interest in joint ventures, deferred tax assets are recognized solely provided that it is more likely than not that the temporary differences will be reversed in the near future and that there will be taxable income with which they may be used. The deferred taxes related to items directly recognized in equity is recorded with effect on other comprehensive income.
Deferred tax assets and liabilities are offset if there is a legally receivable right of offsetting tax assets against tax liabilities and the deferred tax is related to the same tax entity and authority.
The recognized deferred tax assets refer to the amount of income tax to recover in future periods, related to:
a)deductible temporary differences;
b)compensation for losses obtained in prior periods, which have not yet been subject to tax deduction; and
c)compensation for unused credits from prior periods.
The Company recognizes deferred tax assets when it has the certainty that they can be offset with tax income from subsequent periods, unused tax losses or credits to date, but only when this availability of future tax income is probable and can be used for offsetting these unused tax losses or credits.
The recognized deferred tax liabilities refer to the amount of income tax to pay in a future period, related to taxable temporary differences.

Notes to the Consolidated Interim Financial Statements September 30, 2023
The Company does not recognize deferred tax liabilities in all cases of taxable temporary differences associated with investments in subsidiaries, branches and associates, or with joint ventures, because based on the standard, the two following conditions both apply:
(i)the parent company, investor or shareholder is capable of controlling the moment of the reversal of temporary differences; and
(ii)it is probable that the temporary difference will not be reversed in the foreseeable future.
Moreover, the Company does not recognize deferred tax assets for all the deductible temporary differences that originate from investments in subsidiaries, branches and associates, or from joint ventures, because it is unlikely that they meet the following requirements:
(i)temporary differences are reversed in the foreseeable future; and

(ii)there is taxable profit available against which temporary differences can be used.

3.33     Operating segment reporting
IFRS 8 requires that companies adopt a management approach to disclose information on the operations generated by its operating segments. In general, this is the information that management uses internally for the evaluation of segment performance and making the decision on how to allocate resources for this purpose.
An operating segment is a group of assets and operations responsible for providing products or services subject to risks and performance that are different from those of other business segments. A geographical segment is responsible for providing products or services in a given economic environment subject to risks and performance that are different from those of other segments operating in other economic environments.
Allocation of assets and liabilities, to each segment is not possible given that these are associated with more than one segment, except for depreciation, amortization and impairment of assets, which are directly allocated in accordance with the criteria established in the costing process for product inventories to the corresponding segments.
3.34     Primary accounting criteria, estimates and assumptions
Management is responsible for the information contained in these consolidated annual accounts, which expressly indicate that all the principles and criteria included in IFRS, as issued by the IASB, have been applied in full.
In preparing the consolidated financial statements of the Company and its subsidiaries, management has made significant judgments and estimates to quantify certain assets, liabilities, revenues, expenses and commitments included therein. Basically, these estimates refer to:
•Estimated useful lives are determined based on current facts and past experience and take into consideration the expected physical life of the asset, the potential for technological obsolescence, and regulations. (See Notes 3.21, 15 and 16).
•Impairment losses of certain assets - Goodwill and intangible assets that have an indefinite useful life are not amortized and are assessed for impairment on an annual basis, or more frequently if the events or changes in circumstances indicate that these may have deteriorated Other assets, including property, plant and equipment, exploration assets, goodwill and intangible assets are reviewed for impairment whenever events or changes in circumstances indicate that their carrying amounts exceed their recoverable amounts. If an impairment assessment is required, the assessment of fair value or value in use often requires estimates and assumptions such as discount rates, exchange rates, commodity prices, future capital requirements and future operating performance. Changes in such estimates could impact the recoverable values of these assets. Estimates are reviewed regularly by management (See Notes 15 and 16).

Notes to the Consolidated Interim Financial Statements September 30, 2023
•Assumptions used in calculating the actuarial amount of pension-related and severance indemnity payment benefit commitments (See Note 18).
•Contingencies – The amount recognized as a provision, including legal, contractual, constructive and other exposures or obligations, is the best estimate of the consideration required to settle the related liability, including any related interest charges, considering the risks and uncertainties surrounding the obligation. In addition, contingencies will only be resolved when one or more future events occur or fail to occur. Therefore, the assessment of contingencies inherently involves the exercise of significant judgment and estimates of the outcome of future events. The Company assesses its liabilities and contingencies based upon the best information available, relevant tax laws and other appropriate requirements (See Note 21). If the Company is unable to rationally estimate the obligation or concluded no loss is probable but it is reasonably possible that a loss may be incurred, no provision is recorded but disclosed in the notes to the consolidated financial statements.
•Volume determination for certain in-process and finished products is based on topographical measurements and technical studies that cover the different variables (density for bulk inventories and density and porosity for the remaining stock, among others), and related allowance.
•Estimates for obsolescence provisions to ensure that the carrying value of inventory is not in excess of the net realizable Inventory valuation. (See Note 11).
Even though these estimates have been made on the basis of the best information available on the date of preparation of these consolidated financial statements, certain events may occur in the future and oblige their amendment (upwards or downwards) over the next few years, which would be made prospectively.
3.35 Government grants
The Company recognizes an unconditional government grant in the income statement as part of other income when the associated cash flows are received.

Notes to the Consolidated Interim Financial Statements September 30, 2023
Note 4    Financial risk management
4.1Financial risk management policy
The Company’s financial risk management policy is focused on safeguarding the stability and sustainability of the Company and its subsidiaries regarding all such relevant financial uncertainty components.
The Company’s operations are subject to certain financial risk factors that may affect its financial position or results. The most significant risk exposures are market risk, liquidity risk, currency risk, credit risk, and interest rate risk, among others.
There could also be additional risks, which are either unknown or known but not currently deemed to be significant, which could also affect the Company’s business operations, its business, financial position, or profit or loss.
The financial risk management structure includes identifying, determining, analyzing, quantifying, measuring and controlling these events. Management and in particular, Finance Management, is responsible for constantly assessing the financial risk.
4.2Risk Factors
(a)Credit risk
A global economic contraction may have potentially negative effects on the financial assets of the Company, which are primarily made up of financial investments and trade receivables, and the impact on of our customers could extend the payment terms of the Company's receivables by increasing its exposure to credit risk. Although measures are taken to minimize the risk, this global economic situation could mean losses with adverse material effects on the business, financial position or profit and loss of the Company's operations.
Trade receivables: to mitigate credit risk, the Company maintains active control of collection and requires the use of credit insurance. Credit insurance covers the risk of insolvency and unpaid invoices corresponding to 80% of all receivables with third parties. The credit risk associated with receivables is analyzed in Note 13.2 b) and the related accounting policy can be found in Note 3.6.
Bank promissory notes: These are negotiable promissory notes issued by a bank payable upon maturity at the request of customers to guarantee collection. These notes are accepted based on the credit quality of the issuing banks.

Notes to the Consolidated Interim Financial Statements September 30, 2023

Financial institution	Financial assets	Rating			As of September 30, 2023
		Moody´s	S&P	Fitch	ThUS$
Agricultural Bank of China	Bank notes	P-1	A-1	-	385
Bank of China	Bank notes	P-1	A-1	F1+	1,940
Bank of Communications	Bank Notes	P-1	A-2	-	306
BANK of JiangSu	Bank Notes	P-2	-	-	135
BANK of NingBo	Bank Notes	P-2	-	-	1,162
BANK of Shanghai	Bank Notes	P-2	-	-	14
China CITIC Bank	Bank notes	P-2	A-2	-	4,016
China Construction Bank Corporation	Bank notes	-	A-1	-	506
China Everbright Bank	Bank notes	(P)P-2	A-2	-	104
China Guangfa Bank	Bank notes	P-3	A-3	-	924
China Merchants	Bank notes	-	A-2	-	11,516
China Minsheng Bank	Bank notes	-	A-3	-	1,942
China Zheshang Bank	Bank notes	-	A-3	-	1,006
HuaXia Bank	Bank notes	-	A-3	-	225
Industrial & Commercial Bank of China Limited	Bank notes	P-1	A-1	-	937
Industrial Bank	Bank notes	P-1	A-1+	-	1,437
Nanyang Commercial Bank	Bank notes	P-2	-	-	15
Ping An Bank	Bank notes	P-2	A-2	-	2,673
Postal Savings Bank of China	Bank notes		A-1	-	1,971
Shanghai Pudong Development Bank	Bank notes	P-2	A-2	-	2,591
Shanghai Rural Commercial Bank	Bank notes	-	A-2	-	14
Standard Chartered Bank	Bank notes	-	A-2	F1	41
Others	Bank notes	-	-	-	9,110
Total					42,970

Financial institution	Financial assets	Rating			As of December 31, 2022
		Moody´s	S&P	Fitch	ThUS$
Agricultural Bank of China	Bank notes	P-1	A-1	F1+	10,334
Bank of China	Bank notes	P-1	A-1	F1+	27,936
Bank of Jiujiang	Bank notes	P-2	-	-	1,964
Bank of Ningbo	Bank notes	P-2	-	-	3,148
Others	Bank notes	-	-	-	1,887
Total					45,269
Concentrations of credit risk with regard to trade receivables are reduced, owing to the Company’s large number of clients and their distribution around the globe.
No significant modifications have been made during the period to risk models or parameters used in comparison to September 30, 2023, and no modifications have been made to contractual cash flows that have been significant during this period. In December 2022, cash flows received from insurance claims were included in the determination of the allowance for doubtful accounts as compared with prior periods. The effect of this change was not significant to the overall financial statements as of December 31, 2022.
Financial investments: correspond to time deposits whose maturity date is greater than 90 days and less than 360 days from the date of investment, so they are not exposed to excessive market risks. The counterparty risk in implementation of financial operations is assessed on an ongoing basis for all financial institutions in which the Company holds financial investments.
The credit quality of financial assets that are not past due or impaired can be evaluated by reference to external credit ratings (if they are available) or historical information on counterparty late payment rates:

Notes to the Consolidated Interim Financial Statements September 30, 2023

Financial institution	Financial assets	Rating			As of September 30, 2023
		Moody´s	S&P	Fitch	ThUS$
Banco Santander- Santiago	Time deposits	P-1	A-2	-	6,304
Scotiabank Sud Americano	Time deposits	-	-	F1+	208,003
JP Morgan US dollar Liquidity Fund Institutional	Investment fund	Aaa-mf	AAAm	AAAmmf	213,318
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	AAAm	AAAmmf	211,712
Total					639,337

Financial institution	Financial assets	Rating			As of September 30, 2023
		Moody´s	S&P	Fitch	ThUS$
Banco Crédito e Inversiones	Time deposits	P-1	A-2	F2	329,132
Banco Morgan Stanley	Margin Call	P-1	A-2	F1	5,590
Banco Santander	Time deposits	P-1	A-2	-	323,442
Banco Itaú CorpBanca	Time deposits	P-2	A-2	-	262,098
Scotiabank Sud Americano	Time deposits	-	-	F1+	491,525
Sumitomo Mitsui Banking	Time deposits	P-2	A-2	-	90,508
Total					1,502,295

Financial institution	Financial assets	Rating			As of December 31, 2022
		Moody´s	S&P	Fitch	ThUS$
Banco Crédito e Inversiones	Time deposits	-	A-2	F2	150,578
Banco Itaú Corpbanca	Time deposits	P-2	A-2	-	284,915
Banco Santander - Santiago	Time deposits	P-1	A-2	-	124,689
Scotiabank Chile	Time deposits	-	-	F1+	416,026
Sumitomo Mitsui Banking	Time deposits	P-1	-	-	122,631
Banco de Chile	Time deposits	-	A-1	-	602
JP Morgan US dollar Liquidity Fund Institutional	Investment fund	Aaa-mf	AAAm	AAAmmf	435,485
Legg Mason - Western Asset Institutional cash reserves	Investment fund	-	AAAm	AAAmmf	590,661
Total					2,125,587

Financial institution	Financial assets	Rating			As of December 31, 2022
		Moody´s	S&P	Fitch	ThUS$
Banco Crédito e Inversiones	Time deposits	-	A-2	F2	187,707
Banco Itaú Corpbanca	Time deposits	P-2	A-2	-	15,048
Banco Santander - Santiago	Time deposits	P-1	A-2	-	51,444
Banco Estado	Time deposits	P-1	A-1	-	85,055
Scotiabank Chile	Time deposits	-	-	F1+	250,362
Banco de Chile	Time deposits	-	A-1	-	150,259
Sumitomo Mitsui Banking	Time deposits	P-1	-	-	210,292
Total					950,167

Notes to the Consolidated Interim Financial Statements September 30, 2023
(b)Exchange risk
The functional currency of the company is the US dollar, due to its influence on the determination of price levels, its relation to the cost of sales and considering that a significant part of the Company’s business is conducted in this currency. However, the global nature of the Company’s business generates an exposure to exchange rate variations of several currencies with the US dollar. Therefore, the Company maintains hedge contracts to mitigate the exposure generated by its main mismatches (net between assets and liabilities) in currencies other than the US dollar against the exchange rate variation, updating these contracts periodically depending on the amount of mismatching to be covered in these currencies. Occasionally, subject to the approval of the Board, the Company ensures short-term cash flows from certain specific line items in currencies other than the US dollar.
A significant portion of the Company’s costs, especially salary payments, is associated with the Peso. Therefore, an increase or decrease in its exchange rate with the US dollar will provoke a respective decrease or increase to these accounting costs, which would be reflected in the Company’s profit and loss. By the third quarter of 2023, approximately US$643 million accumulated in expenses are associated with the Peso.
As of September 30, 2023, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all the bond obligations denominated in UF, for a net asset fair value of US$13.80 million, this significant variation is explained primarily by the USD/CLP exchange rate observed at the end of the period. As of December 31, 2022, this value corresponds to a net liability amounting US$ 11.73 million.
Furthermore, on of September 30, 2023, the Company held derivative instruments classified as hedges of foreign exchange risks associated with 100% of all nominative term deposits in UF and in pesos, at a net asset fair value of US 73.30 million. As of December 31, 2022, a net assets fair value was recognized for an amount of US$29.98 million of net liabilities.
The Company contracted derivatives to hedge its exposure to cash flow variations in Australian dollars for the Mt Holland project (See note 9.5) classified as foreign exchange hedging for all the expected disbursements. The fair value of this hedge was a net liability of US$ 8.32 million as of September 30, 2023.
The Company had the following derivative contracts as of September 30, 2023 (at the absolute value of the sum of their notional values), to hedge the difference between its assets and liabilities: US$ 65.00 million CLP/US dollar derivative contracts, US$ 19.02 million Euro/US dollar derivative contracts, US$ 28.45 million in South African rand/US dollar derivative contracts, US$ 477.82 million in Chinese renminbi/US dollar derivative contracts, US$ 63.20 million in Australian dollar/US dollar derivative contracts and US$ 8.01 million in other currencies.
These derivative contracts are held with domestic and foreign banks, which have the following credit ratings as of September 30, 2023.

Notes to the Consolidated Interim Financial Statements September 30, 2023

Financial institution	Financial assets	Rating
		Moody´s	S&P	Fitch
Banco Estado	Derivative	P-1	A-1	-
Merrill Lynch International	Derivative	-	A-1	-
JP Morgan	Derivative	P-1	A-2	F1+
Morgan Stanley	Derivative	P-1	A-2	F1
The Bank of Nova Scotia	Derivative	P-1	A-1	F1+
Banco Itaú Corpbanca	Derivative	P-2	A-2	-
Goldman Sachs	Derivative	P-1	A-2	F1

(c)Interest rate risk
Interest rate fluctuations, primarily due to the uncertain future behavior of markets, may have a material impact on the financial results of the Company. Significant increases in the rate could make it difficult to access financing at attractive rates for the Company's investment projects.
The Company maintains current and non-current financial debt at fixed rates and SOFR rate plus spread.
As of September 30, 2023, the Company has 8.4% of its financial liabilities subject to variations in the SOFR rate.

(d)Liquidity risk
Liquidity risk relates to the funds needed to comply with payment obligations. The Company’s objective is to maintain financial flexibility through a comfortable balance between fund requirements and cash flows from regular business operations, bank borrowings, bonds, short term investments and marketable securities, among others. For this purpose, the Company keeps a high liquidity ratio1, which enables it to cover current obligations with clearance. (As of September 30, 2023, this was 2.28 and 2.29 for December 31, 2022).
The Company has an important capital expense program which is subject to change over time.
On the other hand, world financial markets go through periods of contraction and expansion that are unforeseeable in the long-term and may affect The Company’s access to financial resources. Such factors may have a material adverse impact on the Company’s business, financial position and results of operations.
The Company constantly monitors the matching of its obligations with its investments, taking due care of maturities of both, from a conservative perspective, as part of this financial risk management strategy. As of September 30, 2023, the Company had unused, available revolving credit facilities with banks, for a total of US$1,216 million.

1 All current assets divided by all current liabilities.

Notes to the Consolidated Interim Financial Statements September 30, 2023
Cash and cash equivalents are invested in highly liquid mutual funds with an AAA risk rating.

As of September 30, 2023 (Figures expressed in millions of US dollars)	Nature of undiscounted cash flows
	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	1,404.59	1,118.02	271.47	71.36	1,460.85
Unsecured obligations	2,216.36	98.88	720.91	2,735.61	3,555.40
Sub total	3,620.95	1,216.90	992.38	2,806.97	5,016.25
Hedging liabilities	30.54	7.93	42.95	7.46	58,34
Derivative financial instruments	2.52	2.52	-	-	2,52
Sub total	33.06	10.45	42.95	7.46	60.86
Current and non-current lease liabilities	72.14	18.63	53.65	4.75	77.03
Trade accounts payable and other accounts payable	538.45	538.45	-	-	538.45
Total	4,264.6	1,784.43	1,088.98	2,819.18	5,692.59

As of December 31, 2022 (Figures expressed in millions of US dollars)	Nature of undiscounted cash flows
	Carrying amount	Less than 1 year	1 to 5 years	Over 5 years	Total
Bank borrowings	330.80	144.83	220.33	-	365.16
Unsecured obligations	2,550.60	405.17	616.66	2,935.15	3,956.98
Sub total	2,881.40	550.00	836.99	2,935.15	4,322.14
Hedging liabilities	62.53	40.76	20.43	12.68	73.87
Derivative financial instruments	5.82	5.82	-	-	5.82
Sub total	68.35	46,58	20,43	12.68	79.69
Current and non-current lease liabilities	61,73	13.94	36.33	27.85	78.12
Trade accounts payable and other accounts payable	374.79	374.79	-	-	374.79
Total	3,386.27	985.31	893.75	2,975.68	4,854.74
As of September 30, 2023, the nominal value of the agreed cash flows in US dollars of the CCS contracts were ThUS$ 484,918 (ThUS$ 512,236 as of December 31, 2022).
4.3Financial risk measurement
The Company documents and maintains methods for qualitatively measuring the effectiveness and efficiency of financial risk management strategies. These methods are consistent with SQM Group’s risk management profile.

Notes to the Consolidated Interim Financial Statements September 30, 2023

Note 5        Separate information on the main office, parent entity and joint action agreements
5.1Parent’s stand-alone assets and liabilities

Parent’s stand-alone assets and liabilities	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
Assets	8,862,474	8,430,376
Liabilities	(3,616,761)	(3,533,744)
Equity	5,245,713	4,896,632
5.2Parent entity
Pursuant to Article 99 of the Securities Market Law, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that the Pampa Group do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Pampa Group the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

Notes to the Consolidated Interim Financial Statements September 30, 2023
Note 6     Board of Directors, Senior Management and Key management personnel
6.1Remuneration of the Board of Directors and Senior Management
(a)Board of directors
SQM S.A. is managed by a Board of Directors which is composed of 8 directors, who are elected for a three-year period. The Board of Directors was elected during the ordinary shareholders’ meeting held on April 26, 2023, which included the election of 2 independent directors. Subsequent to such election, the following is the integration of the Company's committees:
-Directors’ Committee: This committee is comprised by Gina Ocqueteau Tacchini, Antonio Gil Nievas and Ashley Ozols and fulfills the functions established in Article 50 bis of Chilean Law on publicly-held corporations. This committee takes on the role of the audit committee in accordance with the US-based Sarbanes Oxley law.
-The Company’s Health, Safety and Environment Committee: This committee is comprised of Antonio Schneider, Patricio Contesse Fica and Gonzalo Guerrero Yamamoto.
-Corporate Governance Committee: This committee is comprised of Hernán Büchi Buc, Patricio Contesse Fica and Xu Tieying.
During the periods covered by these financial statements, there are no pending receivable and payable balances between the Company, its directors or members of Senior Management, other than those related to remuneration, fee allowances and profit-sharing. There were no transactions between the Company, its directors and senior management in the period between January and September 2023.
(b)Board of Directors’ Compensation
Board members’ compensation for 2022, that is from April 26, 2022 to April 26, 2023, was determined by the Annual General Shareholders Meeting held on April 26, 2022. It is as follows:
(i)The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.
(ii)A variable gross amount payable to the Chairman and Vice President of the board of directors equivalent to 0.12% of the net liquid income earned by the Company in the respective business year for each; and
(iii)A variable gross amount payable to each Company director, excluding the Chairman and Vice President of the board of directors, equivalent to 0.06% of the net liquid income earned in the respective business year.
To calculate the variable compensation amount for 2022, net earnings from 2022 will be considered, up to a maximum of 110% of the 2021 net earnings.
Compensation of the Board for 2023, that is from April 26, 2023 to April 26, 2024, was determined by the Annual General Shareholders Meeting held on April 26, 2023. It is as follows:
(i)The payment of a fixed, gross and monthly amount of UF 800 in favor of the Chairman of the Board of Directors, of UF 700 in favor of the vice-president of the board of directors and of UF 600 in favor of the remaining six directors and regardless of the number of Board of Directors’ Meetings held or not held during the related month.
(ii)A variable gross amount payable to the Chairman and Vice President of the board of directors equivalent to 0.12% of the net liquid income that the Company effectively obtains during the respective business year for each; and
(iii)A variable gross amount payable in local currency to each Company director, excluding the Chairman and Vice President of the Company, equivalent to 0.06% of the net liquid income that the Company effectively obtains during the respective business year.
Profit for the 2023 fiscal year will be considered for the calculation of variable compensation for 2023. The amount of variable compensation for 2023 will be capped at 110% of the amount paid to the Company’s directors for variable compensation in 2022.
These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the

Notes to the Consolidated Interim Financial Statements September 30, 2023
financial statements, the annual report, the account inspectors report and the external auditors report for the respective year.
Accordingly, the compensation and profit sharing paid to members of the Directors' Committee and the directors as of September 30, 2023, amounted to ThUS$ 6,802 and as of September 30, 2022 to ThUS$ 6,002.
(c)Directors’ Committee compensation
Compensation for the Board of Directors is the same for both 2022 and 2023, as follows:
(i)The payment of a fixed, gross and monthly amount of UF 200 in favor of each of the 3 directors who were members of the Directors’ Committee, regardless of the number of meetings of the Directors’ Committee that have or have not been held during the month concerned.
(ii)The payment in domestic currency and in favor of each of the 3 directors of a variable and gross amount equivalent to 0.02% of total net profit from the respective business year.
To calculate the variable compensation amount for 2022, the net income from 2022 will be considered, up to a maximum of 110% of the 2021 net income.
Profit for the 2023 fiscal year will be considered for the calculation of variable compensation for 2023. The amount of variable compensation for 2023 will be capped at 110% of the amount paid to the Company’s directors for variable compensation in 2022.
These fixed and variable amounts for both periods shall not be challenged and those expressed in percentage terms shall be paid immediately after the respective annual general shareholders meeting approves the financial statements, the annual report, the account inspectors report and the external auditors report for the respective year.
(d)Health, Safety and Environmental Matters Committee:
The remuneration of this committee for the 2022 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committee regardless of the number of meetings it has held. For the 2023 period, this remuneration remains unchanged.
(e)Corporate Governance Committee
The remuneration for this committee for the 2022 period was composed of the payment of a fixed, gross, monthly amount of UF 100 for each of the 3 directors on the committees regardless of the number of meetings it has held. For the 2023 period, this remuneration remains unchanged.
(f)Guarantees constituted in favor of the directors
No guarantees have been constituted in favor of the directors.
(g)Senior management compensation:

(i)This includes monthly fixed salary and variable performance bonuses. (See Note 6.2)
(ii)The Company has an annual bonus plan based on goal achievement and individual contribution to the Company’s results. These incentives are structured as a minimum and maximum number of gross monthly salaries and are paid once a year.
(iii)In addition, there are retention bonuses for its executives (see Note 18.6)

(h)Guarantees pledged in favor of the Company’s management
No guarantees have been pledged in favor of the Company’s management.
(i)Pensions, life insurance, paid leave, shares in earnings, incentives, disability loans, other than those mentioned in the above points.

Notes to the Consolidated Interim Financial Statements September 30, 2023
The Company’s Management and Directors do not receive or have not received any benefit during the ended September 30, 2023 and the year ended December 31, 2022 or compensation for the concept of pensions, life insurance, paid time off, profit sharing, incentives, or benefits due to disability other than those mentioned in the preceding points.
6.2     Key management personnel compensation
As of September 30, 2023 and 2022, the number of the key management personnel is 155 and 138, respectively.

Key management personnel compensation	For the period ended September 30, 2023	For the period ended September 30, 2022
	ThUS$	ThUS$
Key management personnel compensation	30,673	24,009

Please also see the description of the compensation for executives in Note 18.6.

Notes to the Consolidated Interim Financial Statements September 30, 2023
Note 7    Background on companies included in consolidation and non-controlling interests
7.1Background on companies included in consolidation
The following tables detail general information as of September 30, 2023 and 2022 on the companies in which the group exercises control:

Subsidiaries	TAX ID No.	Address	Country of Incorporation	Functional Currency	Ownership Interest
					Direct	Indirect	Total
SQM Nitratos S.A.	96.592.190-7	El Trovador 4285, Las Condes	Chile	Dollar	99.9999	0.0001	100.0000
SQM Potasio S.A.	96.651.060-9	El Trovador 4285, Las Condes	Chile	Dollar	99.9999	0.0001	100.0000
Serv. Integrales de Tránsito y Transf. S.A.	79.770.780-5	Arturo Prat 1060, Tocopilla	Chile	Dollar	0.0003	99.9997	100.0000
Isapre Norte Grande Ltda.	79.906.120-1	Aníbal Pinto 3228, Antofagasta	Chile	Peso	1.0000	99.0000	100.0000
Ajay SQM Chile S.A.	96.592.180-K	Av. Pdte. Eduardo Frei 4900, Santiago	Chile	Dollar	51.0000	-	51.0000
Almacenes y Depósitos Ltda.	79.876.080-7	El Trovador 4285, Las Condes	Chile	Peso	1.0000	99.0000	100.0000
SQM Salar S.A.	79.626.800-K	El Trovador 4285, Las Condes	Chile	Dollar	18.1800	81.8200	100.0000
SQM Industrial S.A.	79.947.100-0	El Trovador 4285, Las Condes	Chile	Dollar	99.0470	0.9530	100.0000
Exploraciones Mineras S.A.	76.425.380-9	El Trovador 4285, Las Condes	Chile	Dollar	0.2691	99.7309	100.0000
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	76.534.490-5	Aníbal Pinto 3228, Antofagasta	Chile	Peso	-	100.0000	100.0000
Soquimich Comercial S.A.	79.768.170-9	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Comercial Agrorama Ltda. (1)	76.064.419-6	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Comercial Hydro S.A.	96.801.610-5	El Trovador 4285, Las Condes	Chile	Dollar	-	100.0000	100.0000
Agrorama S.A.	76.145.229-0	El Trovador 4285, Las Condes	Chile	Dollar	-	60.6383	60.6383
Orcoma Estudios SPA	76.359.919-1	Apoquindo 3721 OF 131, Las Condes	Chile	Dollar	100.0000	-	100.0000
Orcoma SPA	76.360.575-2	Los Militares 4290, Las Condes	Chile	Dollar	100.0000	-	100.0000
SQM MaG SpA	76.686.311-9	Los Militares 4290, Las Condes	Chile	Dollar	-	100.0000	100.0000
Sociedad Contractual Minera Búfalo	77.114.779-8	Los Militares 4290, Las Condes	Chile	Dollar	99.9000	0.1000	100.0000
SQM North America Corp.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	40.0000	60.0000	100.0000
RS Agro Chemical Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	Dollar	98.3333	1.6667	100.0000
Nitratos Naturais do Chile Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	-	100.0000	100.0000
SQM Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	Dollar	0.0002	99.9998	100.0000
SQM Ecuador S.A.	Foreign	Av. José Orrantia y Av. Juan Tanca Marengo Edificio Executive Center Piso 2 Oficina 211	Ecuador	Dollar	0.00401	99.9960	100.0000
SQM Brasil Ltda.	Foreign	Al. Tocantis 75, 6° Andar, Conunto 608 Edif. West Gate, Alphaville Barureri, CEP 06455-020, Sao Paulo	Brazil	Dollar	0.5300	99.470	100.0000
SQMC Holding Corporation.	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta	United States of America	Dollar	0.1000	99.9000	100.0000
SQM Japan Co. Ltd.	Foreign	From 1st Bldg 207, 5-3-10 Minami- Aoyama, Minato-ku, Tokio	Japan	Dollar	0.1597	99.8403	100.0000

Notes to the Consolidated Interim Financial Statements September 30, 2023

Subsidiaries	TAX ID No.	Address	Country of Incorporation	Functional Currency	Ownership Interest
					Direct	Indirect	Total
SQM Europe N.V. (3)	Foreign	Houtdok-Noordkaai 25a B-2030 Amberes	Belgium	Dollar	0.5800	99.4200	100.0000
SQM Indonesia S.A.	Foreign	Perumahan Bumi Dirgantara Permai, Jl Suryadarma Blok Aw No 15 Rt 01/09 17436 Jatisari Pondok Gede	Indonesia	Dollar	-	80.0000	80.0000
North American Trading Company	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	100.0000	100.0000
SQM Virginia LLC	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	100.0000	100.0000
SQM Comercial de México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol. CP 45050, Zapopan, Jalisco México	Mexico	Dollar	0.0100	99.9900	100.0000
SQM Investment Corporation N.V.	Foreign	Pietermaai 123, P.O. Box 897, Willemstad, Curacao	Curacao	Dollar	1.0000	99.0000	100.0000
Royal Seed Trading Corporation A.V.V.	Foreign	Caya Ernesto O. Petronia 17, Orangestad	Aruba	Dollar	1.6700	98.3300	100.0000
SQM Lithium Specialties Limited Partnership	Foreign	2727 Paces Ferry Road, Building Two, Suite 1425, Atlanta, GA	United States of America	Dollar	-	100.0000	100.0000
Comercial Caimán Internacional S.A. (2)	Foreign	Edificio Plaza Bancomer	Panama	Dollar	-	100.0000	100.0000
SQM France S.A.	Foreign	ZAC des Pommiers 27930 FAUVILLE	France	Dollar	-	100.0000	100.0000
Administración y Servicios Santiago S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco México	Mexico	Dollar	-	100.0000	100.0000
SQM Nitratos México S.A. de C.V.	Foreign	Av. Moctezuma 144-4 Ciudad del Sol, CP 45050, Zapopan, Jalisco México	Mexico	Dollar	-	100.0000	100.0000
Soquimich European Holding B.V.	Foreign	Luna Arena, Herikerbergweg 238 1101 CM Amsterdan	Holland	Dollar	-	100.0000	100.0000
SQM Iberian S.A.	Foreign	Provenza 251 Principal 1a CP 08008, Barcelona	Spain	Dollar	-	100.0000	100.0000
SQM África Pty Ltd.	Foreign	Tramore House, 3 Wterford Office Park, Waterford Drive, 2191 Fourways, Johannesburg	South Africa	Dollar	-	100.0000	100.0000
SQM Oceanía Pty Ltd.	Foreign	Level 9, 50 Park Street, Sydney NSW 2000, Sydney	Australia	Dollar	-	100.0000	100.0000
SQM Beijing Commercial Co. Ltd.	Foreign	Room 1001C, CBD International Mansion N 16 Yong An Dong Li, Jian Wai Ave Beijing 100022, P.R.	China	Dollar	-	100.0000	100.0000
SQM Thailand Limited	Foreign	Unit 2962, Level 29, N° 388, Exchange Tower Sukhumvit Road, Klongtoey Bangkok	Thailand	Dollar	-	99.9980	99.9980
SQM Colombia SAS	Foreign	Cra 7 No 32 – 33 piso 29 Pbx: (571) 3384904 Fax: (571) 3384905 Bogotá D.C. – Colombia.	Colombia	Dollar	-	100.0000	100.0000
SQM Australia Pty	Foreign	Level 16, 201 Elizabeth Street Sydney	Australia	Dollar	-	100.0000	100.0000
SQM (Shanghai) Chemicals Co. Ltd.	Foreign	Room 3802, 38F, No. 300 Middle Huaihai Road, Huangpu District, Shanghai, 200021 China	China	Dollar	-	100.0000	100.0000
SQM Korea LLC	Foreign	Suite 22, Kyobo Building, 15th Floor, 1 Jongno Jongno-gu, Seoul, 03154 South Korea	South Korea	Dollar	-	100.0000	100.0000
SQM Holland B.V.	Foreign	Herikerbergweg 238, 1101 CM Amsterdam Zuidoost	Holland	Dollar	-	100.0000	100.0000

(1)SQM has control over Comercial Agrorama Ltda.´s management.
(2)Comercial Caiman Internacional S.A. is liquidated at June 30, 2023.
(3)On July 1, 2023, SQM Europe N.V. absorbed its subsidiary SQM International N.V.

Notes to the Consolidated Interim Financial Statements September 30, 2023
7.2Assets, liabilities and profit of consolidated subsidiaries as of and for the period ended September 30, 2023.

Subsidiaries	Assets		Liabilities		Revenue	Net profit (loss)	Comprehensive income (loss)
	Currents	Non-currents	Currents	Non-currents
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	557,432	84,976	441,666	12,118	175,691	27,864	28,037
SQM Potasio S.A.	80,976	3,562,237	462,197	18,726	5,683	1,085,538	1,084,761
Serv. Integrales de Tránsito y Transf. S.A.	4,016	32,336	14,027	6,525	16,157	(838)	(800)
Isapre Norte Grande Ltda.	902	1,035	972	198	3,802	71	68
Ajay SQM Chile S.A.	60,404	1,907	38,895	817	65,216	4,261	4,261
Almacenes y Depósitos Ltda.	203	68	-	-	-	(4)	(64)
SQM Salar S.A.	3,513,291	2,012,984	2,005,078	299,661	4,470,717	1,304,108	1,303,172
SQM Industrial S.A.	1,414,353	1,403,306	813,802	184,998	943,176	142,252	142,567
Exploraciones Mineras S.A.	7,980	22,710	48	-	-	143	143
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	374	323	313	267	2,697	(45)	(13)
Soquimich Comercial S.A.	131,149	14,058	68,111	9,790	96,968	5,883	5,901
Comercial Agrorama Ltda.	602	461	2,125	9	769	211	209
Comercial Hydro S.A.	4,757	-	1	321	26	75	75
Agrorama S.A.	17	-	4,278	3	134	56	55
Orcoma SpA	413	13,654	11,724	62	-	(30)	(30)
Orcoma Estudio SpA	7,336	3	2,698	-	-	(1)	(1)
SQM MaG SPA	1,866	420	583	4	2,535	328	329
Sociedad Contractual Minera Búfalo	1,670	34,940	37,092	-	-	(517)	(517)
SQM North America Corp.	256,866	21,934	259,963	1,432	364,863	(26,005)	(26,005)
RS Agro Chemical Trading Corporation A.V.V.	5,155	-	164	-	-	(38)	(38)
Nitratos Naturais do Chile Ltda.	1	129	2,962	428	-	(48)	(48)
SQM Corporation N.V.	290	118,777	3,643	-	-	10,402	10,402
SQM Ecuador S.A.	42,551	1,306	37,401	62	40,965	(1,856)	(1,856)
SQM Brasil Ltda.	279	1	264	2,314	-	(181)	(181)
Subtotal	6,092,883	7,327,565	4,208,007	537,735	6,189,399	2,551,629	2,550,427

Notes to the Consolidated Interim Financial Statements September 30, 2023

Subsidiaries	Assets		Liabilities		Revenue	Net profit (loss)	Comprehensive income (loss)
	Currents	Non-currents	Currents	Non-currents
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQMC Holding Corporation L.L.P.	35,721	21,680	1,909	-	-	2,442	2,442
SQM Japan Co. Ltd.	40,992	155	38,276	193	126,654	(344)	(344)
SQM Europe N.V.	1,060,484	4,982	698,428	3,307	2,376,234	45,748	45,748
SQM Indonesia S.A.	3	-	-	-	-	-	-
North American Trading Company	154	145	-	-	-	-	-
SQM Virginia LLC	14,794	14,336	14,794	-	-	(4)	(4)
SQM Comercial de México S.A. de C.V.	213,896	10,417	130,020	1,866	263,191	8,351	8,351
SQM Investment Corporation N.V.	13,992	352,087	6,106	-	-	29,819	29,819
Royal Seed Trading Corporation A.V.V.	35	-	18,984	-	-	(55)	(55)
SQM Lithium Specialties LLP	15,742	3	1,264	-	-	(4)	(4)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	152	-	426	-	-	(34)	(34)
SQM Nitratos México S.A. de C.V.	119	-	15	-	-	10	10
Soquimich European Holding B.V.	17,846	453,524	561	30	-	38,766	38,766
SQM Iberian S.A.	65,104	10,508	52,932	149	97,011	(6,995)	(6,995)
SQM Africa Pty Ltd.	75,781	5,540	62,009	2,531	66,411	1,168	1,168
SQM Oceania Pty Ltd.	4,433	-	2,100	-	3,500	(25)	(25)
SQM Beijing Commercial Co. Ltd.	1,664	-	12	-	-	(469)	(469)
SQM Thailand Limited	3,032	-	33	-	-	-	-
SQM Colombia SAS	26,262	195	31,167	5	22,127	(5,907)	(5,907)
SQM Shanghai Chemicals Co. Ltd.	2,039,972	208,742	1,708,800	-	2,374,238	149,087	149,087
SQM Australia Pty Ltd.	140,162	776,895	457,780	31,445	-	(5,076)	(5,076)
SQM Korea LLC	408,680	731	486,452	-	385,714	(78,140)	(78,140)
SQM Holland B.V.	10,754	13,592	842	-	16,711	(1,470)	(1,470)
Subtotal	4,190,119	1,873,538	3,713,024	39,526	5,731,791	176,868	176,868
Total	10,283,002	9,201,103	7,921,031	577,261	11,921,190	2,728,497	2,727,295

Notes to the Consolidated Interim Financial Statements September 30, 2023
Assets and, liabilities of consolidated subsidiaries as of December 31, 2022 and profit of consolidated subsidiaries for the period ended September 30, 2022.

Subsidiaries	Assets		Liabilities		Revenue	Net profit (loss)	Comprehensive income (loss)
	Currents	Non-currents	Currents	Non-currents
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Nitratos S.A.	742,605	72,565	631,097	15,128	280,360	68,146	68,158
SQM Potasio S.A.	341,563	2,758,231	429,406	20,204	30,855	2,467,821	2,467,927
Serv. Integrales de Tránsito y Transf. S.A.	3,076	32,528	11,516	7,490	23,151	4,423	4,393
Isapre Norte Grande Ltda.	884	843	795	208	2,891	62	35
Ajay SQM Chile S.A.	46,352	1,872	29,233	652	51,444	3,357	3,357
Almacenes y Depósitos Ltda.	213	58	-	-	-	(49)	(183)
SQM Salar S.A.	4,139,349	1,602,383	3,134,517	291,499	6,915,996	2,755,217	2,755,270
SQM Industrial S.A.	1,668,102	1,112,516	1,033,464	71,824	1,057,781	723,545	723,829
Exploraciones Mineras S.A.	7,906	22,710	118	-	-	139	139
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	478	369	389	321	2,114	3	6
Soquimich Comercial S.A.	124,820	12,164	59,897	10,059	119,492	11,877	11,844
Comercial Agrorama Ltda.	677	504	2,513	8	1,119	433	442
Comercial Hydro S.A.	4,746	-	1	402	22	12	12
Agrorama S.A.	32	-	4,546	3	115	10	6
Orcoma SpA	55	11,478	9,155	68	-	5	5
Orcoma Estudio SpA	7,338	2	2,698	-	-	34	34
SQM MaG SPA	2,074	448	1,147	5	2,474	129	128
Sociedad Contractual Minera Búfalo	511	28,211	28,683	4	-	4	4
SQM North America Corp.	261,489	22,322	238,699	1,701	396,518	6,078	6,987
RS Agro Chemical Trading Corporation A.V.V.	5,155	-	126	-	-	(11)	(11)
Nitratos Naturais do Chile Ltda.	-	128	2,918	411	-	(40)	(40)
SQM Corporation N.V.	923	109,021	4,264	-	-	70,320	70,341
SQM Perú S.A.	-	-	-	-	-	7	7
SQM Ecuador S.A.	57,619	872	49,913	62	41,961	2,171	2,171
SQM Brasil Ltda.	234	1	246	2,276	-	(151)	(151)
Subtotal	7,416,201	5,789,226	5,675,341	422,325	8,926,293	6,113,542	6,114,710

Notes to the Consolidated Interim Financial Statements September 30, 2023

Subsidiaries	Assets		Liabilities		Revenue	Net profit (loss)	Comprehensive income (loss)
	Currents	Non-currents	Currents	Non-currents
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQMC Holding Corporation L.L.P.	32,353	21,758	1,061	-	-	3,377	3,377
SQM Japan Co. Ltd.	196,663	172	193,594	220	332,632	(240)	(240)
SQM Europe N.V.	1,665,896	2,405	1,369,211	1,678	2,793,497	263,913	263,913
SQM Indonesia S.A.	3	-	-	-	-	-	-
North American Trading Company	155	145	-	-	-	(1)	(1)
SQM Virginia LLC	14,797	14,339	14,798	-	-	(1)	(1)
SQM Comercial de México S.A. de C.V.	259,825	7,588	181,924	1,413	314,850	27,912	27,912
SQM Investment Corporation N.V.	13,971	323,174	6,048	871	-	206,271	206,332
Royal Seed Trading Corporation A.V.V.	34	-	18,929	-	-	(18)	(18)
SQM Lithium Specialties LLP	15,745	3	1,264	-	-	-	-
Comercial Caimán Internacional S.A.	251	-	1,122	-	-	(4)	(4)
SQM France S.A.	345	6	114	-	-	-	-
Administración y Servicios Santiago S.A. de C.V.	140	-	380	-	-	(14)	(14)
SQM Nitratos México S.A. de C.V.	107	-	16	-	-	-	-
Soquimich European Holding B.V.	16,490	416,130	511	-	-	276,678	276,760
SQM Iberian S.A.	111,137	6,717	88,328	-	104,602	7,058	7,058
SQM Africa Pty Ltd.	113,764	1,226	99,253	124	81,219	9,680	9,680
SQM Oceania Pty Ltd.	9,107	-	6,720	-	4,218	375	375
SQM Beijing Commercial Co. Ltd.	2,179	-	59	-	-	(635)	(635)
SQM Thailand Limited	3,032	-	33	-	-	(184)	(184)
SQM Colombia SAS	41,881	234	40,906	18	26,141	23	23
SQM International NV	34,899	680	15,008	-	65,314	3,920	3,920
SQM Shanghai Chemicals Co. Ltd.	1,588,292	142	1,197,608	-	3,125,698	436,850	436,850
SQM Australia Pty Ltd.	119,130	542,465	216,917	28,870	-	(14,112)	(14,112)
SQM Korea LLC	103,024	544	102,469	-	88,298	12,219	12,219
SQM Holland B.V.	9,627	13,676	1,563	-	33,792	912	912
Subtotal	4,352,847	1,351,404	3,557,836	33,194	6,970,261	1,233,979	1,234,122
Total	11,769,048	7,140,630	9,233,177	455,519	15,896,554	7,347,521	7,348,832

Notes to the Consolidated Interim Financial Statements September 30, 2023
7.3Non-controlling interests

Subsidiary	% of interests in the ownership held by non-controlling interests	Profit (loss) attributable to non-controlling interests for the period ended		Equity, non-controlling interests for the period ended		Dividends paid to non-controlling interests for the period ended
		As of September 30, 2023	As of September 30, 2022	As of September 30, 2023	As of September 30, 2022	As of September 30, 2023	As of September 30, 2022
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Potasio S.A.	0.0000001%	-	-	-	-	-	-
Ajay SQM Chile S.A.	49.00000%	2,088	1,645	11,073	10,027	-	-
Soquimich Comercial S.A.	39.36168%	2,315	4,675	26,493	26,938	2,316	4,675
Comercial Agrorama Ltda. (4)	30.00000%	-	130	-	(391)	-	-
SQM Indonesia S.A.	20.00000%	-	-	1	-	-	-
SQM Thailand Limited	0.00200%	-	-	-	-	-	-
Total		4,403	6,450	37,567	36,574	2,316	4,675
(4)As of December 31, 2022, a 30% non-controlling interest was acquired by Comercial Hydro S.A., a Company subsidiary.

Notes to the Consolidated Interim Financial Statements September 30, 2023
Note 8 Equity-accounted investees
8.1Investments in associates recognized according to the equity method of accounting
As of September 30, 2023, and December 31, 2022, in accordance with criteria established in Note 2:

Associates	Equity-accounted investees		Share in profit (loss) of associates accounted for using the equity method		Share in other comprehensive income of associates accounted for using the equity method		Share in total other comprehensive income of associates accounted for using the equity method
	As of September 30, 2023	As of December 31, 2022	For the period ended September 30, 2023	For the period ended September 30, 2022	For the period ended September 30, 2023	For the period ended September 30, 2022	For the period ended September 30, 2023	For the period ended September 30, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	16,001	17,654	2,931	4,354	-	-	2,931	4,354
Ajay Europe SARL	7,060	8,624	3,041	4,566	261	(1,143)	3,302	3,423
Azure Minerals Limited	26,384	-	-	-	-	-	-	-
SAS Adionics	20,383	-	-	-	-	-	-	-
Electric Era Technologies Inc.	3,000	-	-	-	-	-	-	-
Altilium Metals Ltd.	2,575	-	-	-	-	-	-	-
Total	75,403	26,278	5,972	8,920	261	(1,143)	6,233	7,777

Notes to the Consolidated Interim Financial Statements September 30, 2023

Associate	Description of the nature of the relationship	Address	Country of incorporation	Share of ownership in associates	Dividends received for the periods ending
					September 30, 2023	September 30, 2022
					ThUS$	ThUS$
Abu Dhabi Fertilizer Industries WWL	Distribution and commercialization of specialty plant nutrients in the Middle East.	PO Box 71871, Abu Dhabi	Emiratos Árabes	37%	633	3,000
Ajay North America	Production and distribution of iodine and iodine derivatives.	1400 Industry RD Power Springs GA 30129	United States of America	49%	3,010	543
Ajay Europe SARL	Production and distribution of iodine and iodine derivatives.	Z.I. du Grand Verger BP 227 53602 Evron Cedex	France	50%	4,670	1,778
Azure Minerals Limited	Mineral exploration in nickel, cobalt, gold and copper deposits	Level 1, 34 Colin Street West Perth, WA 6005	Australia	19.99%	-	-
SAS Adionics	Lithium extraction, salt separation, water treatment for production and lithium cleaning.	17 bis Avenue des Andes Les Ulis, 91940	France	20%	-	-
Electric Era Technologies, Inc.	Electric vehicle charging infrastructure, smart grid, renewable technology, demand management, battery storage.	3257 17th Ave W Suite 101 Seattle, Washington 98119.	United States of America	6.82%	-	-
Altilium Metals Ltd.	Production of battery-ready cathode materials from electric vehicle batteries.	Phase 2 Room 205 Davy Road, Derrifod, Plymouth.	United Kingdom	3%	-	-
Total					8,313	5,321

Notes to the Consolidated Interim Financial Statements September 30, 2023
8.2Assets, liabilities, revenue and expenses of associates

Associate	As of September 30, 2023				For the period ended September 30, 2023
	Assets		Liabilities		Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	19,796	16,330	3,469	2	47,937	5,982	-	5,982
Ajay Europe SARL	27,513	1,980	15,372	-	60,477	6,083	(5)	6,078
Azure Minerals Limited	-	-	-	-	-	-	-	-
SAS Adionics	-	-	-	-	-	-	-	-
Electric Era Technologies, Inc.	-	-	-	-	-	-	-	-
Altilium Metals Ltd.	-	-	-	-	-	-	-	-
Total	47,309	18,310	18,841	2	108,414	12,065	(5)	12,060

Associate	As of December 31, 2022				For the period ended September 30, 2022
	Assets		Liabilities		Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Ajay North America	30,455	15,972	10,395	2	49,776	8,885	-	8,885
Ajay Europe SARL	33,742	1,992	18,486	-	50,647	9,132	(53)	9,079
Total	64,197	17,964	28,881	2	100,423	18,017	(53)	17,964

Notes to the Consolidated Interim Financial Statements September 30, 2023

8.3     Disclosures regarding interests in associates
(a) Transactions for the period ended September 30, 2023:
•During the first quarter of 2023, the Company made an investment of ThUS$13,480 to acquire a 19.99% interest in Azure Minerals Limited (a company listed on the Australian Stock Exchange). SQM and Azure have entered into an acquisition agreement under which SQM has the right to acquire 25% of all lithium products in which Azure has an interest on commercially competitive market terms. During the third quarter of 2023, the Company invested an additional ThUS$12,904, to maintain its ownership interest.
•During the second quarter of 2023, the Company received dividends from Abu Dhabi Fertilizer Industries WWL totaling ThUS$ 633, which were presented under "Other gains (losses).
•During the third quarter of 2023, the Company invested ThUS$20,383 to acquire a 20% interest in Adionics Société par actions simplifiée.
•During the third quarter of 2023, the Company invested ThUS$2,575 to acquire a 3% interest in Altilium Metals Ltd., and ThUS$3,000 to acquire a 6.82% interest in Electric Era Techonologies Inc. The Company has the right to appoint a director, specific rights over share transfers, and first refusal rights in future capital increases.

(b) Transactions for the period ended September 30, 2022
•During February 2022, the Company received dividends of ThUS$ 3,000 from Abu Dhabi Fertilizer Industries WWL which triggered a income of ThUS$ 523 recorded in the line item other (losses), corresponding to the excess over the account receivable recognized in December 2021.

Notes to the Consolidated Interim Financial Statements September 30, 2023

Note 9 Joint Ventures
9.1Investment in joint ventures accounted for under the equity method of accounting.

Joint Venture	Equity-accounted investees		Share in profit (loss) of joint ventures accounted for using the equity method		Share on other comprehensive income of joint ventures accounted for using the equity method		Share on total other comprehensive income of joint ventures accounted for using the equity method
	As of September 30, 2023	As of December 31, 2022	For the period ended September 30, 2023	For the period ended September 30, 2022	For the period ended September 30, 2023	For the period ended September 30, 2022	For the period ended September 30, 2023	For the period ended September 30, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	6,719	20,793	(7,261)	8,197	902	400	(6,359)	8,597
Pavoni & C. Spa	7,666	7,315	392	382	(51)	(523)	341	(141)
Covalent Lithium Pty Ltd. (*)	-	-	991	(756)	101	202	101	202
Total	14,385	28,108	(5,878)	7,823	952	79	(5,917)	8,658
(*) Equity method investments with a negative value are presented under "Other non-current provisions" and total ThUS$ 1,365.

Notes to the Consolidated Interim Financial Statements September 30, 2023

The following companies were included in the consolidation:

Joint Venture	Equity-accounted investees		Share in profit (loss) of joint ventures accounted for using the equity method		Share on other comprehensive income of joint ventures accounted for using the equity method, for the period ended		Share on total other comprehensive income of joint ventures accounted for using the equity method for the period ended
	As of September 30, 2023	As of December 31, 2022	For the period ended September 30, 2023	For the period ended September 30, 2022	For the period ended September 30, 2023	For the period ended September 30, 2022	For the period ended September 30, 2023	For the period ended September 30, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Brasil Agroindustria (**)	-	14,667	(4,217)	4,684	-	400	(4,217)	5,084
SQM Vitas Perú S.A.C. (1)	1,811	1,340	(3,166)	3,473	-	-	(3,166)	3,473
Total	1,811	16,007	(7,383)	8,157	-	400	(7,383)	8,557
(**) As of September 30, 2023, the investment in SQM Vitas Brasil Agroindustria was reclassified to “Non-current assets or groups of assets classified as held for sale”.

(1)These companies are subsidiaries of:
SQM Vitas Fzco.

Joint venture	Description of the nature of the relationship	Domicile	Country of incorporation	Share of interest in ownership	Dividends received for the period ending
					September 30, 2023	September 30, 2022
					ThUS$	ThUS$
SQM Vitas Fzco.	Production and commercialization of specialty plant, animal nutrition and industrial hygiene.	Jebel ALI Free Zone P.O. Box 18222, Dubai	United Arab Emirates	50%	-	-
Pavoni & C. Spa	Production of specialty fertilizers and others for distribution in Italy and other countries.	Corso Italia 172, 95129 Catania (CT), Sicilia	Italy	50%	-	-
Covalent Lithium Pty Ltd.	Development and operation of the Mt Holland Lithium project, which will include the construction of a lithium extraction and refining mine.	L18, 109 St Georges Tce Perth WA 6000 |PO Box Z5200 St Georges Tce Perth WA 6831	Australia	50%	-	-
SQM Vitas Brasil Agroindustria (1)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene.	Via Cndeias, Km. 01 Sem Numero, Lote 4, Bairro Cia Norte, Candeias, Bahia.	Brazil	49.99%	-	-
SQM Vitas Perú S.A.C. (1)	Production and trading of specialty vegetable and animal nutrition and industrial hygiene	Av. Juan de Arona 187, Torre B, Oficina 301-II, San Isidro, Lima	Peru	50%	-	-
Total					-	-

Notes to the Consolidated Interim Financial Statements September 30, 2023

9.2Assets, liabilities, revenue and expenses from joint ventures

Joint Venture	As of September 30, 2023				For the period ended September 30, 2023
	Assets		Liabilities		Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco. (*)	9,869	-	53	-	-	242	-	242
SQM Vitas Brasil Agroindustria (**)	-	-	-	-	-	-	-	-
SQM Vitas Perú S.A.C. (*)	37,682	7,894	35,005	137	34,764	(6,333)	-	(6,333)
Pavoni & C. Spa (*)	11,804	6,260	8,616	761	17,072	783	(29)	754
Covalent Lithium Pty Ltd.	6,805	2,685	7,504	4,717	-	1,982	-	1,982
Total	66,160	16,839	51,178	5,615	51,836	(3,326)	(29)	(3,355)

Joint Venture	As of December 31, 2022				For the period ended September 30, 2022
	Assets		Liabilities		Revenue	Net income (loss)	Other comprehensive income	Comprehensive income
	Current	Non-current	Current	Non-current
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco. (*)	9,618	-	49	-	-	85	-	85
SQM Vitas Brasil Agroindustria (*)	73,045	6,111	45,894	-	130,378	9,369	800	10,169
SQM Vitas Perú S.A.C. (*)	59,196	7,285	49,596	117	50,575	6,945	-	6,945
Pavoni & C. Spa (*)	11,516	6,358	8,853	802	14,445	764	(610)	154
Covalent Lithium Pty Ltd.	2,077	3,088	7,062	3,017	-	(1,511)	-	(1,511)
Total	155,452	22,842	111,454	3,936	195,398	15,652	190	15,842

(*) The financial figures figures exclude consolidation adjustments (unrealized gains and losses).

Notes to the Consolidated Interim Financial Statements September 30, 2023

9.3Other Joint Venture disclosures

Joint Venture	Cash and cash equivalents		Other current financial liabilities		Other non-current financial liabilities
	As of September 30, 2023	As of December 31, 2022	As of September 30, 2023	As of December 31, 2022	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	3,901	3,866	-	-	-	-
SQM Vitas Brasil Agroindustria	-	3,820	-	9,753	-	-
SQM Vitas Perú S.A.C.	2,471	2,208	-	82	-	117
Pavoni & C. Spa	1,080	1,088	2,034	4,951	-	-
Covalent Lithium Pty Ltd.	1,731	1,931	95	494	-	-
Total	9,183	12,913	2,129	15,280	-	117

Joint Venture	Depreciation and amortization expense for the period ending		Interest expense for the period ending		Income tax benefit (expense) for the period ending
	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022	September 30, 2023	September 30, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Vitas Fzco.	-	-	-	-	-	-
SQM Vitas Brasil Agroindustria	-	(225)	-	(225)	-	(3,537)
SQM Vitas Perú S.A.C.	(269)	(268)	(149)	(268)	923	(2,375)
Pavoni & C. Spa	(141)	(141)	(355)	(141)	(404)	(414)
Covalent Lithium Pty Ltd.	(251)	(81)	(14)	(81)	-	-
Total	(661)	(715)	(518)	(715)	519	(6,326)

Notes to the Consolidated Interim Financial Statements September 30, 2023
9.4     Disclosure of interests in joint ventures
a)Transactions for the period ended September 30, 2023

•As of September 30, 2023, there are no transactions to disclose.

b)Transactions for the period ended September 30, 2022

•As of September 30, 2022, there are no transactions to disclose.

9.5     Joint Operations
In 2017, together with our subsidiary SQM Australia Pty, we entered into an agreement to acquire 50% of the assets of the Mt Holland lithium project in Western Australia. The Mt Holland Lithium Project consist, to design, construct and operate a mine, concentrator and refinery to produce lithium hydroxide.
On February 17, 2021, the Board of Directors approved the investment in the Mount Holland lithium project in Western Australia. SQM's share of the project investment is expected to be approximately US$700 million, between 2021 and 2025. The feasibility study confirms an expected initial production capacity of 50,000 metric tons of lithium hydroxide during the second half of 2024.
As of September 30, 2023, a total of US$681.4 million has been contributed to the Mt Holland lithium project. The revised investment budget for this project considers an outstanding investment balance of US$156.7 million.

Notes to the Consolidated Interim Financial Statements September 30, 2023
Note 10     Cash and cash equivalents
10.1 Types of cash and cash equivalents
As of September 30, 2023, and December 31, 2022, cash and cash equivalents are detailed as follows:

Cash	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
Cash on hand	34	43
Cash in banks	544,401	529,606
Other demand deposits	1,623	-
Total Cash	546,058	529,649

Cash equivalents	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
Short-term deposits, classified as cash equivalents	214,307	1,099,441
Short-term investments, classified as cash equivalents	425,030	1,026,146
Total cash equivalents	639,337	2,125,587
Total cash and cash equivalents	1,185,395	2,655,236
10.2    Short-term investments, classified as cash equivalents
As of September 30, 2023, and December 31, 2022, the short-term investments classified as cash and cash equivalents relate to mutual funds (investment liquidity funds) for investments in:

Institution	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
Legg Mason - Western Asset Institutional Cash Reserves	211,712	590,661
JP Morgan US dollar Liquidity Fund Institutional	213,318	435,485
Total	425,030	1,026,146

Short-term investments are highly liquid mutual funds that are basically invested in short-term fixed rate notes in the U.S. market.
10.3Amount restricted cash balances
The Company has granted a guarantee consisting of financial instruments, specified in deposits, custody and administration to Banco de Chile, for its subsidiary Isapre Norte Grande Ltda., in compliance with the provisions of the Superintendence of Health, which regulates social security health institutions.
According to the regulations of the Superintendence of Health, this guarantee is for the total payable to its affiliates and medical providers. Banco de Chile reports the current value of the guarantee to the Superintendence of Health and Isapre Norte Grande Ltda. on a daily basis.

Notes to the Consolidated Interim Financial Statements September 30, 2023
As of September 30, 2023, and December 31, 2022 pledged assets are as follows:

Restricted cash balances	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
Isapre Norte Grande Ltda.	884	717
Total	884	717

Notes to the Consolidated Interim Financial Statements September 30, 2023
10.4Short-term deposits, classified as cash equivalents
The detail at the end of each balance date is as follows:

Receiver of the deposit	Type of deposit	Original Currency	Interest Rate	Placement date	Expiration date	Principal	Interest accrued to-date	As of September 30, 2023
						ThUS$	ThUS$	ThUS$
Banco Santander	Fixed term	Dollar	0.30%	09-22-2023	10-12-2023	1,500	2	1,502
Banco Santander	Fixed term	Dollar	0.17%	09-25-2023	10-06-2023	500	-	500
Banco Santander	Fixed term	Dollar	0.12%	09-26-2023	10-04-2023	2,000	1	2,001
Banco Santander	Fixed term	Dollar	0.34%	09-29-2023	10-20-2023	1,300	-	1,300
Banco Santander	Fixed term	Dollar	0.27%	09-29-2023	10-16-2023	1,000	-	1,000
Scotiabank Sud Americano	Fixed term	Dollar	1.25%	08-23-2023	11-06-2023	200,000	1,300	201,300
Scotiabank Sud Americano	Fixed term	Dollar	0.24%	09-25-2023	10-11-2023	1,400	1	1,401
Scotiabank Sud Americano	Fixed term	Dollar	0.31%	09-26-2023	10-16-2023	1,300	1	1,301
Scotiabank Sud Americano	Fixed term	Dollar	0.20%	09-27-2023	10-10-2023	2,000	1	2,001
Scotiabank Sud Americano	Fixed term	Dollar	0.11%	09-28-2023	10-05-2023	500	-	500
Scotiabank Sud Americano	Fixed term	Dollar	0.11%	09-29-2023	10-06-2023	1,500	1	1,501
Total						213,000	1,307	214,307

Notes to the Consolidated Interim Financial Statements September 30, 2023

Receiver of the deposit	Type of deposit	Original Currency	Interest Rate	Placement date	Expiration date	Principal	Interest accrued to-date	As of December 31, 2022
						ThUS$	ThUS$	ThUS$
Banco Crédito e Inversiones	Fixed term	Peso	0.95%	11-17-2022	01-25-2023	42,998	609	43,607
Banco Crédito e Inversiones	Fixed term	Peso	0.94%	12-15-2022	01-25-2023	100,817	537	101,354
Itaú Corpbanca	Fixed term	Peso	0.96%	12-06-2022	01-05-2023	41,421	343	41,764
Itaú Corpbanca	Fixed term	Peso	0.96%	12-12-2022	01-25-2023	100,660	644	101,304
Itaú Corpbanca	Fixed term	Peso	0.95%	11-17-2022	01-25-2023	32,248	458	32,706
Itaú Corpbanca	Fixed term	Peso	0.95%	11-16-2022	01-25-2023	73,831	1,070	74,901
Itaú Corpbanca	Fixed term	Peso	0.96%	12-13-2022	01-25-2023	30,146	183	30,329
Santander	Fixed term	Peso	0.95%	12-16-2022	01-25-2023	103,288	523	103,811
Santander	Fixed term	Peso	0.94%	12-06-2022	01-05-2023	20,710	168	20,878
Scotiabank Sud Americano	Fixed term	Peso	0.96%	12-12-2022	01-25-2023	50,330	322	50,652
Scotiabank Sud Americano	Fixed term	Peso	0.98%	12-13-2022	01-25-2023	100,487	621	101,108
Scotiabank Sud Americano	Fixed term	Peso	0.96%	12-13-2022	01-25-2023	70,341	428	70,769
Scotiabank Sud Americano	Fixed term	Peso	0.97%	12-14-2022	01-25-2023	100,258	584	100,842
Scotiabank Sud Americano	Fixed term	Dollar	0.38%	11-21-2022	01-25-2023	82,000	424	82,424
Sumitomo Mitsui Banking	Fixed term	Dollar	0.38%	11-21-2022	01-25-2023	122,000	631	122,631
Banco Crédito e Inversiones	Fixed term	Dollar	0.42%	12-06-2022	01-06-2023	2,000	7	2,007
Banco Crédito e Inversiones	Fixed term	Dollar	0.44%	12-01-2022	01-03-2023	1,500	6	1,506
Banco Crédito e Inversiones	Fixed term	Peso	0.22%	12-30-2022	01-06-2023	2,103	1	2,104
Banco de Chile	Fixed term	Dollar	0.95%	12-12-2022	02-14-2023	600	2	602
Itaú Corpbanca	Fixed term	Dollar	1.02%	12-13-2022	02-16-2023	500	2	502
Itaú Corpbanca	Fixed term	Dollar	0.46%	11-30-2022	01-03-2023	1,000	4	1,004
Itaú Corpbanca	Fixed term	Dollar	0.42%	12-06-2022	01-06-2023	700	2	702
Itaú Corpbanca	Fixed term	Dollar	1.07%	12-21-2022	02-27-2023	1,700	3	1,703
Scotiabank Sud Americano	Fixed term	Dollar	0.66%	12-07-2022	01-27-2023	1,000	3	1,003
Scotiabank Sud Americano	Fixed term	Dollar	0.64%	11-16-2022	01-03-2023	2,500	15	2,515
Scotiabank Sud Americano	Fixed term	Dollar	0.72%	12-28-2022	02-13-2023	2,200	1	2,201
Scotiabank Sud Americano	Fixed term	Dollar	0.96%	12-30-2022	03-03-2023	500	-	500
Scotiabank Sud Americano	Fixed term	Dollar	0.58%	11-22-2022	01-03-2023	1,500	8	1,508
Scotiabank Sud Americano	Fixed term	Dollar	0.38%	12-16-2022	01-13-2023	1,500	3	1,503
Scotiabank Sud Americano	Fixed term	Dollar	0.87%	12-22-2022	02-16-2023	1,000	1	1,001
Total						1,091,838	7,603	1,099,441

Notes to the Consolidated Interim Financial Statements September 30, 2023

Note 11    Inventories
The composition of inventory at each period-end is as follows:

Type of inventory	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
Raw material	56,919	27,035
Production supplies	79,923	68,426
Products-in-progress	828,355	590,946
Finished product	902,890	1,097,874
Total	1,868,087	1,784,281
As of September 30, 2023, the Company held caliche stockpiles, solutions in solar ponds and intermediary salts amounting ThUS$ 529,727 and as of December 31, 2022 was ThUS$ 513,209 (including products in progress). As of September 30, 2023, bulk inventories recognized within work in progress were ThUS$ 198,510, while as of December 31, 2022 this value amounted to ThUS$ 122,284.
As of September 30, 2023 and December 31, 2022, bulk inventories recognized within finished goods were ThUS$ 166,131 and ThUS$ 198,796, respectively.
As of September 30, 2023 and December 2022, recognized inventory allowances recognized, amounted to ThUS$ 111,145 and ThUS$ 104,057, respectively. For finished and in-process products, recognized allowances include the provision associated with the lower value of stock (considers lower realizable value, uncertain future use, reprocessing costs of off-specification products, etc.), provision for inventory differences and the provision for potential errors in the determination of inventories (e.g., errors in topography, grade, moisture, etc.). (See Note 3.15).
For raw materials, supplies, materials and parts, the lower value provision was associated to the proportion of defective materials and potential differences.
The breakdown of inventory allowances is detailed as follows:

Type of inventory	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
Raw material and supplies for production	6,382	4,186
Products-in-progress	84,305	83,499
Finished product	20,458	16,372
Total	111,145	104,057

The Company has not pledged inventory as collateral for the periods indicated above.

Notes to the Consolidated Interim Financial Statements September 30, 2023
As of September 30, 2023, and December 31, 2022, movements in provisions are detailed as follows:

Conciliation	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
Beginning balance	104,057	75,892
Increase in provision for lower value	9,015	29,693
Additional provision for differences in inventories	32	(161)
Provision used	(1,959)	(1,367)
Total changes	7,088	28,165
Final balance	111,145	104,057

For further details, see accounting policy for inventory measurement in Note 3.15.

Notes to the Consolidated Interim Financial Statements September 30, 2023
Note 12     Related party disclosures
12.1Related party disclosures
Balances pending at period-end are not guaranteed, accrue no interest and are settled in cash, no guarantees have been delivered or received for trade and other receivables due from related parties or trade and other payables due to related parties.
12.2Relationships between the parent and the entity
Pursuant to Article 99 of Law of the Securities Market Law, the CMF may determine that a company does not have a controlling entity in accordance with the distribution and dispersion of its ownership. On November 30, 2018, the CMF issued the ordinary letter No. 32,131 whereby it determined that Pampa Group, do not exert decisive power over the management of the Company since it does not have a predominance in the ownership that allows it to make management decisions. Therefore, the CMF has determined not to consider Pampa Group as the controlling entity of the Company and that the Company does not have a controlling entity given its current ownership structure.

Notes to the Consolidated Interim Financial Statements September 30, 2023
12.3Detailed identification of related parties and subsidiaries
As of September 30, 2023 and December 31, 2022, the detail of entities that are identified as subsidiaries or related parties of the SQM Group is as follows:

Tax ID No	Name	Country of origin	Functional currency	Nature
Foreign	Nitratos Naturais Do Chile Ltda.	Brazil	Dollar	Subsidiary
Foreign	SQM North America Corp.	United States	Dollar	Subsidiary
Foreign	SQM Europe N.V. (4)	Belgium	Dollar	Subsidiary
Foreign	Soquimich European Holding B.V.	Netherlands	Dollar	Subsidiary
Foreign	SQM Corporation N.V.	Curacao	Dollar	Subsidiary
Foreign	SQM Comercial De México S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	North American Trading Company	United States	Dollar	Subsidiary
Foreign	Administración y Servicios Santiago S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	SQM Perú S.A. (2)	Peru	Dollar	Subsidiary
Foreign	SQM Ecuador S.A.	Ecuador	Dollar	Subsidiary
Foreign	SQM Nitratos Mexico S.A. de C.V.	Mexico	Dollar	Subsidiary
Foreign	SQMC Holding Corporation L.L.P.	United States	Dollar	Subsidiary
Foreign	SQM Investment Corporation N.V.	Curacao	Dollar	Subsidiary
Foreign	SQM Brasil Limitada	Brazil	Dollar	Subsidiary
Foreign	SQM France S.A.	France	Dollar	Subsidiary
Foreign	SQM Japan Co. Ltd.	Japan	Dollar	Subsidiary
Foreign	Royal Seed Trading Corporation A.V.V.	Aruba	Dollar	Subsidiary
Foreign	SQM Oceania Pty Limited	Australia	Dollar	Subsidiary
Foreign	Rs Agro-Chemical Trading Corporation A.V.V.	Aruba	Dollar	Subsidiary
Foreign	SQM Indonesia S.A.	Indonesia	Dollar	Subsidiary
Foreign	SQM Virginia L.L.C.	United States	Dollar	Subsidiary
Foreign	Comercial Caimán Internacional S.A. (3)	Panama	Dollar	Subsidiary
Foreign	SQM África Pty. Ltd.	South Africa	Dollar	Subsidiary
Foreign	SQM Colombia SAS	Colombia	Dollar	Subsidiary
Foreign	SQM Internacional N.V.	Belgium	Dollar	Subsidiary
Foreign	SQM (Shanghai) Chemicals Co. Ltd.	China	Dollar	Subsidiary
Foreign	SQM Lithium Specialties LLC	United States	Dollar	Subsidiary
Foreign	SQM Iberian S.A.	Spain	Dollar	Subsidiary
Foreign	SQM Beijing Commercial Co. Ltd.	China	Dollar	Subsidiary
Foreign	SQM Thailand Limited	Thailand	Dollar	Subsidiary
Foreign	SQM Australia PTY	Australia	Dollar	Subsidiary
Foreign	SQM Holland B.V.	Netherlands	Dollar	Subsidiary
Foreign	SQM Korea LLC	South Korea	Dollar	Subsidiary
96.801.610-5	Comercial Hydro S.A.	Chile	Dollar	Subsidiary
96.651.060-9	SQM Potasio S.A.	Chile	Dollar	Subsidiary
96.592.190-7	SQM Nitratos S.A.	Chile	Dollar	Subsidiary
96.592.180-K	Ajay SQM Chile S.A.	Chile	Dollar	Subsidiary
79.947.100-0	SQM Industrial S.A.	Chile	Dollar	Subsidiary
79.906.120-1	Isapre Norte Grande Ltda.	Chile	Peso	Subsidiary
79.876.080-7	Almacenes y Depósitos Ltda.	Chile	Peso	Subsidiary

Notes to the Consolidated Interim Financial Statements September 30, 2023

Tax ID No	Name	Country of origin	Functional currency	Nature
79.770.780-5	Servicios Integrales de Tránsitos y Transferencias S.A.	Chile	Dollar	Subsidiary
79.768.170-9	Soquimich Comercial S.A.	Chile	Dollar	Subsidiary
79.626.800-K	SQM Salar S.A.	Chile	Dollar	Subsidiary
76.534.490-5	Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	Chile	Peso	Subsidiary
76.425.380-9	Exploraciones Mineras S.A.	Chile	Dollar	Subsidiary
76.064.419-6	Comercial Agrorama Ltda.	Chile	Peso	Subsidiary
76.145.229-0	Agrorama S.A.	Chile	Peso	Subsidiary
76.359.919-1	Orcoma Estudios SPA	Chile	Dollar	Subsidiary
76.360.575-2	Orcoma SPA	Chile	Dollar	Subsidiary
76.686.311-9	SQM MaG SpA	Chile	Dollar	Subsidiary
77.114.779-8	Sociedad Contractual Minera Búfalo	Chile	Dollar	Subsidiary
Foreign	Ajay North America	United States	Dollar	Associate
Foreign	Abu Dhabi Fertilizer Industries WWL	Arab Emirates	Arab Emirates dirham	Associate
Foreign	Ajay Europe SARL	France	Euro	Associate
Foreign	Azure Minerals Limited	Australia	Australian dollar	Associate
Foreign	Electronic era Technologies Inc.	United States	Dollar	Associate
Foreign	Altilium Metals Ltd.	United Kingdom	Pound Sterling	Associate
Foreign	SAS Adionics	France	Euro	Associate
Foreign	SQM Vitas Fzco.	Arab Emirates	Arab Emirates dirham	Joint venture
Foreign	Covalent Lithium Pty Ltd.	Australia	Dollar	Joint venture
Foreign	Pavoni & C, SPA	Italy	Euro	Joint venture
96.511.530-7	Sociedad de Inversiones Pampa Calichera	Chile	Dollar	Other related parties
96.529.340-K	Norte Grande S.A.	Chile	Peso	Other related parties
Foreign	SQM Vitas Brasil Agroindustria (1)	Brazil	Brazilian real	Other related parties
Foreign	SQM Vitas Perú S.A.C. (1)	Peru	Dollar	Other related parties

(1)These Companies are subsidiaries of the joint venture SQM Vitas Fzco.
(2)This Company was liquidated in December 2022.
(3)This Company was liquidated in March 2023.
(4)On July 1, 2023, SQM Europe N.V. absorbed SQM International N.V.

Notes to the Consolidated Interim Financial Statements September 30, 2023
The following other related parties correspond to mining contractual corporations.

Tax ID No.	Name	Country of origin	Functional currency	Relationship
N/A	Sociedad Contractual Minera Pampa Unión	Chile	Peso	Other related parties

Below is a list of transactions with clients and suppliers with whom a relationship with key Company personnel was identified:

Tax ID No	Name	Country of origin	Nature
90.193.000-7	El Mercurio S.A.P.	Chile	Other related parties
92.580.000-7	Empresa Nacional de Telecomunicaciones S.A.	Chile	Other related parties
96.806.980-2	Entel PCS Telecomunicaciones S.A.	Chile	Other related parties
97.004.000-5	Banco de Chile	Chile	Other related parties
99.012.000-5	Compañía de Seguros de Vida Consorcio Nacional	Chile	Other related parties
65.614.340-1	Corporación Endeavor Chile	Chile	Other related parties
82.135.600-8	Instituto Chileno administración empresas	Chile	Other related parties

Notes to the Consolidated Interim Financial Statements September 30, 2023
12.4Detail of related parties and related party transactions
Transactions between the Company and its subsidiaries, associated businesses, joint ventures and other related parties are part of the Company's common transactions. Their conditions are those customary for this type of transactions in respect of terms and market prices. Maturity terms for each case vary by virtue of the transaction giving rise to them.
As of September 30, 2023 and 2022, the detail of significant transactions with related parties is as follows:

Tax ID No	Name	Nature	Country of origin	Transaction	As of September 30, 2023	As of September 30, 2022
					ThUS$	ThUS$
Foreign	Ajay Europe S.A.R.L.	Associate	France	Sale of products	35,996	34,149
Foreign	Ajay Europe S.A.R.L.	Associate	France	Dividends	4,670	1,778
Foreign	Ajay North America LL.C.	Associate	United States of America	Sale of products	23,812	31,350
Foreign	Ajay North America LL.C.	Associate	United States of America	Dividends	3,010	543
Foreign	Abu Dhabi Fertilizer Industries WWL	Associate	Emiratos Árabes	Dividends	633	3,000
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	Sale of products	7,119	58,593
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Peru	Sale of products	8,831	42,225
Foreign	Pavoni & CPA	Joint venture	Italy	Sale of products	3,810	3,573
Chile	Banco de Chile	Other related parties	Chile	Service Provider	(14,391)	(11,607)
Chile	Norte Grande S.A.	Other related parties	Chile	Service Provider	-	34
Chile	El Mercurio S.A.P.	Other related parties	Chile	Service Provider	(355)	(15)
Chile	Compañía de Seguros de Vida Consorcio Nacional	Other related parties	Chile	Service Provider	-	(8)
Chile	Entel PCS Telecomunicaciones S.A.	Other related parties	Chile	Service Provider	(94)	(32)
Chile	Empresa Nacional de Telecomunicaciones	Other related parties	Chile	Service Provider	(797)	(194)
Chile	Corporación Endeavor Chile	Other related parties	Chile	Service Provider	(1)	-
Chile	Instituto Chileno administración empresas	Other related parties	Chile	Service Provider	(1)	(1)

Notes to the Consolidated Interim Financial Statements September 30, 2023
12.5Trade receivables due from related parties, current:

Tax ID No	Name	Nature	Country of origin	Currency	As of September 30, 2023	As of December 31, 2022
					ThUS$	ThUS$
Foreign	Ajay Europe S.A.R.L.	Associate	France	Euro	10,700	7,967
Foreign	Ajay North America LL.C.	Associate	United States of America	Dollar	2,164	8,354
96.511.530-7	Soc. de Inversiones Pampa Calichera	Other related parties	Chile	Dollar	5	5
Foreign	SQM Vitas Brasil Agroindustria	Other related parties	Brazil	Dollar	5,603	32,054
Foreign	SQM Vitas Perú S.A.C.	Other related parties	Peru	Dollar	27,533	31,081
Foreign	SQM Vitas Fzco.	Joint venture	United Arab Emirates	United Arab Emirates Dirham	232	232
Foreign	Pavoni & C. SpA	Joint venture	Italy	Euro	1,681	888
Foreign	Covalent Lithium Pty Ltd.	Joint venture	Australia	Australian dollar	-	1,041
Total					47,918	81,622

As of September 30, 2023 and December 31, 2022, receivables are net of provision for ThUS$ 808 and ThUS$ 1,378, respectively.

12.6Current trade payables due to related:

Tax ID No	Name	Nature	Country of origin	Currency	As of September 30, 2023	As of December 31, 2022
					ThUS$	ThUS$
Foreign	Covalent Lithium Pty Ltd.	Joint venture	Australia	Dollar	2,394	-
Total					2,394	-

12.7Other disclosures:
Note 6 describes the remuneration of the board of directors, administration and key management personnel.

Notes to the Consolidated Interim Financial Statements September 30, 2023
Note 13 Financial instruments
13.1 Types of other current and non-current financial assets

Description of other financial assets	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
Financial assets at amortized cost (1)	1,502,295	950,167
Derivative financial instruments
- For hedging	77,115	7,014
- Non-hedging (2)	6,520	4,174
Total other current financial assets	1,585,930	961,355
Financial assets at fair value through other comprehensive income	7,284	9,497
Derivative financial instruments
- For hedging	4,617	22,606
Other financial assets at amortized cost	23	23
Total other non-current financial assets	11,924	32,126

Institution	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
Banco de Crédito e Inversiones	329,132	187,707
Banco Morgan Stanley (3)	5,590	-
Banco Santander	323,442	51,444
Banco Itaú CorpBanca	262,098	15,048
Banco Estado	-	85,055
Banco de Chile	-	150,259
Scotiabank Sud Americano	491,525	250,362
Sumitomo Mitsui Banking	90,508	210,292
Total	1,502,295	950,167
(1)Corresponds to term deposits whose maturity date is greater than 90 days and less than 360 days from the investment date constituted in the aforementioned financial institutions.
(2)Correspond to forwards and options that were not classified as hedging instruments (See detail in Note 13.3).
(3)As of September 30, 2023, collateral guarantees total ThUS$ 5,590. December 31, 2022, no margin calls were recorded.

Notes to the Consolidated Interim Financial Statements September 30, 2023
13.2     Trade and other receivables

Trade and other receivables	As of September 30, 2023			As of December 31, 2022
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Trade receivables, current	905,010	-	905,010	1,002,223	-	1,002,223
Prepayments, current	84,283	-	84,283	38,709	-	38,709
Other receivables, current	15,713	2,393	18,106	16,648	2,091	18,739
Guarantee deposits (1)	29,801	-	29,801	29,840	-	29,840
Total trade and other receivables	1,034,807	2,393	1,037,200	1,087,420	2,091	1,089,511
See discussion about credit risk in Note 4.2.

Trade and other receivables	As of September 30, 2023			As of December 31, 2022
	Gross receivables	Impairment provision for doubtful receivables	Trade receivables, net	Gross receivables	Impairment provision for doubtful receivables	Trade receivables, net
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Receivables related to credit operations, current	910,592	(5,582)	905,010	1,006,982	(4,759)	1,002,223
Prepayments, current	85,067	(784)	84,283	39,493	(784)	38,709
Other receivables, current	18,899	(3,186)	15,713	19,920	(3,272)	16,648
Guarantee deposits (1)	29,801	-	29,801	29,840	-	29,840
Other receivables, non-current	2,393	-	2,393	2,091	-	2,091
Total trade and other receivables	1,046,752	(9,552)	1,037,200	1,098,326	(8,815)	1,089,511
(1) During the third quarter of 2022, the Company signed an agreement for an option to potentially acquire a battery-grade lithium hydroxide monohydrate plant with a production capacity of approximately 20,000 tons per year from lithium sulfate salts. In addition, the transaction secures rights to adjacent land for future expansion.
The acquisition cost totals CNY 869 million (ThUS$ 119,575) from which a deposit was paid in advance amounting CNY 204.5 million (ThUS$ 29,322) in the first quarter of 2023. The disbursement of the remaining amounts is subject to compliance with various conditions. The Company´s payments would be backed by various guarantees granted by the seller and any failure to fulfil the conditions required by the contract would be considered a material breach of contract, giving the Company the right to demand the restitution of the amounts already paid.

Notes to the Consolidated Interim Financial Statements September 30, 2023

As of September 30, 2023 and December 31, 2022, the renegotiated portfolio represented 0% of total trade receivables.
(a) Impairment provision for doubtful receivables

As of September 30, 2023
Trade and other receivables	Trade accounts receivable days past due					Trade	Trade receivables due from related parties
	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days
						ThUS$	ThUS$
Expected Loss Rate on	0%	1%	20%	5%	66%	-	-
Total Gross Book Value	834,326	62,292	10,348	1,282	2,344	910,592	48,726
Impairment Estimate	1,364	485	2,112	66	1,555	5,582	808

As of December 31, 2022
Trade and other receivables	Trade accounts receivable days past due					Trade	Trade receivables due from related parties
	Current	1 to 30 days	31 to 60 days	61 to 90 days	Over 90 days
						ThUS$	ThUS$
Expected Loss Rate on	0%	1%	7%	6%	81%	-	-
Total Gross Book Value	968,129	30,187	1,457	3,336	3,873	1,006,982	83,000
Impairment Estimate	948	391	108	186	3,126	4,759	1,378

As of September 30, 2023, and December 31, 2022, movements in provisions are as follows:

Provisions	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
Impairment provision of Accounts receivable at the beginning of the year	10,193	14,716
Increase (decrease) impairment of accounts receivable	2,175	(3,369)
Write-off of receivables	(1,351)	-
Difference in exchange rate	(657)	(1,154)
Impairment provision of Accounts Receivable Provision at the end of the year	10,360	10,193
(1) Trade and other Receivables Provision	5,582	4,759
(2) Current Other Receivables Provision	3,970	4,056
(3) Trade receivables with related parties, current Provision	808	1,378

Impairment provision of Accounts Receivable Provision	10,360	10,193
Renegotiated receivables	35	356
Non-renegotiated receivables	10,325	9,837

Notes to the Consolidated Interim Financial Statements September 30, 2023

13.3     Hedging assets and liabilities
The balance represents derivative financial instruments measured at fair value which have been classified as hedges for exchange and interest rate risks relating to the total obligations with the public associated with bonds in UF and investments in Chilean pesos. (See more detail in Note 4.2 b).

As of September 30, 2023	Assets	Liabilities	Total Realized	Hedging Reserve in Gross Equity (1)

Type of Instrument: Cross currency interest rate swaps and Forwards
Cash flow hedge derivatives
Short term	77,115	6,177	-	-
Long term	4,617	16,051	-	-
Subtotal	81,732	22,228	64,344	(4,840)
Type of Instrument: Forwards
Non-hedging derivatives disbursement SQM Australia Pty
Short term	-	1,518
Long term	-	6,799	-	(8,317)
Subtotal	-	8,317	-	(8,317)
Underlying Investments Hedge	81,732	30,545	64,344	(13,157)
Type of Instrument: Forwards/Options
Non-hedge derivatives with effect on income
Short term	6,520	2,520	-	-
Underlying Investments Hedge	6,520	2,520	34,673	-
Total Instruments	88,252	33,065	99,017	(13,157)

The Company recouponed the CCS with Santander Bank who had hedged the Series Q bond, by moving the UF/USD exchange rate upwards. This change increased the USD value of the bond by ThUS$16,440 and its interest payable. Santander Bank paid the company ThUS$17,320 on August 18, 2023 in exchange for this amendment.

As of December 31, 2022	Assets	Liabilities	Total Realized	Hedging Reserve in Gross Equity (1)

Type of Instrument: Cross currency interest rate swaps and Forwards
Cash flow hedge derivatives
Short term	7,014	42,754	-	-
Long term	15,467	19,772	-	-
Subtotal	22,481	62,526	(12,939)	(27,106)
Type of Instrument: Forwards
Non-hedging derivatives disbursement SQM Australia Pty
Long term	7,139	-	-	7,139
Subtotal	7,139	-	-	7,139
Underlying Investments Hedge	29,620	62,526	(12,939)	(19,967)
Type of Instrument: Forwards/Options
Non-hedge derivatives with effect on income
Short term	4,174	5,816	-	-
Underlying Investments Hedge	4,174	5,816	38,653	-
Total Instruments	33,794	68,342	25,714	(19,967)

(1) See underlying hedges in Note 4.2 letters b) and d) and movement of cash flow hedge reserve in Note 20.4.

Notes to the Consolidated Interim Financial Statements September 30, 2023

The balances in the column “Total Realized” consider the intermediate effects of the contracts that were in place between January 1 and September 30, 2023, and January 1 and December 31, 2022.

Reconciliation of asset and liability hedging derivatives	As of December 31, 2022	Cash Flow	Income statement	Equity and Others	As of September 30, 2023
Hedge-to-debt derivatives	(10,061)	(16,110)	(5,021)	17,397	(13,795)
Hedging derivatives to investment	(29,984)	-	100,327	2,955	73,298
Non-hedging derivatives disbursement SQM Australia Pty liability	7,139	(1,913)	-	(13,543)	(8,317)
Non-hedging derivatives	(1,643)	(29,029)	34,673	-	4,001

Derivative contract maturities are detailed as follows:

Series	Contract amount	Currency	Maturity date
	ThUS$
H	91,718	UF	01/05/2024
O	58,748	UF	02/01/2030
P	134,228	UF	01/15/2028
Q	123,370	UF	06/01/2030

Effectiveness
The Company uses CCS, Forwards and IRSW to hedge the potential financial risk associated with exchange rate and interest rate volatility. The objective is to hedge the exchange rate and inflation financial risks associated with bond obligations, exchange rate financial risks associated with investments in Chilean pesos, exchange rate financial risk associated with projects under construction in Australian dollars and interest rate financial risk associated with bank loans. Hedges are documented and qualitatively assessed to demonstrate their effectiveness based on a comparison of their critical terms.
The hedges used by the Company as of the reporting date are highly effective given that the amounts, currencies, exchange dates and rates of the hedged item and the hedge are aligned, maintaining a close economic relationship.

Notes to the Consolidated Interim Financial Statements September 30, 2023

13.4     Financial liabilities
Other current and non-current financial liabilities
As of September 30, 2023 and December 31, 2022, the detail is as follows:

Other current and non-current financial liabilities	As of September 30, 2023			As of December 31, 2022
	Currents	Non-Current	Total	Currents	Non-Current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Liabilities at amortized cost
Bank borrowings	1,104,593	295,230	1,399,823	130,840	197,522	328,362
Unsecured obligations	30,214	2,157,875	2,188,089	343,589	2,176,994	2,520,513
Derivative financial instruments
For hedging	7,695	22,850	30,545	42,754	19,772	62,526
Non-Hedging	2,520	-	2,520	5,816	-	5,816
Total	1,145,022	2,475,955	3,620,977	522,999	2,394,218	2,917,217

Notes to the Consolidated Interim Financial Statements September 30, 2023
a)Bank borrowings, current:
As of September 30, 2023, the detail of this caption is as follows:

Debtor			Creditor			Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country
93.007.000-9	SQM S.A.	Chile	O-E	Bank of Nova Scotia	United States of America	Dollar	Upon maturity	12-20-2023	5.83%	6.68%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/Korea	Dollar	Upon maturity	12-21-2023	6.29%	6.42%
93.007.000-9	SQM S.A.	Chile	97.036.000-K	Banco Santander	Chile	Dollar	Upon maturity	05-17-2024	5.95%	5.95%
93.007.000-9	SQM S.A.	Chile	97.036.000-K	Banco Santander	Chile	Dollar	Upon maturity	08-26-2024	6.88%	6.88%
93.007.000-9	SQM S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	05-30-2024	6.19%	6.19%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	02-20-2024	6.18%	6.18%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	06-10-2024	6.19%	6.19%
93.007.000-9	SQM S.A.	Chile	97.006.000-6	BCI	Chile	Dollar	Upon maturity	04-18-2024	6.01%	6.01%
93.007.000-9	SQM S.A.	Chile	97.006.000-6	BCI	Chile	Dollar	Upon maturity	10-23-2023	5.84%	5.84%
93.007.000-9	SQM S.A.	Chile	97.006.000-6	BCI	Chile	Dollar	Upon maturity	05-24-2024	6.17%	6.17%
93.007.000-9	SQM S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	07-05-2024	6.50%	6.50%
79.947.100-0	SQM Industrial S.A.	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	05-16-2024	5.85%	5.85%
79.947.100-0	SQM Industrial S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	07-05-2024	6.50%	6.50%
79.626.800-K	SQM Salar S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	07-05-2024	6.50%	6.50%
79.626.800-K	SQM Salar S.A.	Chile	97.023.000-9	Banco Itau	Chile	Dollar	Upon maturity	07-05-2024	6.50%	6.50%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	05-17-2024	6.07%	6.07%
79.626.800-K	SQM Salar S.A.	Chile	97.018.000-1	Scotiabank Chile	Chile	Dollar	Upon maturity	05-30-2024	6.19%	6.19%
79.626.800-K	SQM Salar S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	07-18-2024	5.92%	5.92%
79.626.800-K	SQM Salar S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	06-10-2024	6.19%	6.19%
79.626.800-K	SQM Salar S.A.	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	05-16-2024	5.85%	5.85%
79.626.800-K	SQM Salar S.A.	Chile	97.004.000-5	Banco de Chile	Chile	Dollar	Upon maturity	06-21-2024	6.25%	6.25%

Notes to the Consolidated Interim Financial Statements September 30, 2023

Debtor	Creditor	Nominal amounts as of September 30, 2023			Current amounts as of September 30, 2023
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Bank of Nova Scotia	-	-	-	3,785	-	3,785	-	3,785
SQM S.A.	Banco Santander	-	120,000	120,000	-	122,559	122,559	-	122,559
SQM S.A.	Banco Santander	-	200,000	200,000	-	201,108	201,108	-	201,108
SQM S.A.	Banco Santander/Kexim	-	-	-	1,801	-	1,801	-	1,801
SQM S.A.	Scotiabank Chile	-	25,000	25,000	-	25,503	25,503	-	25,503
SQM S.A.	Banco Estado	-	15,000	15,000	-	15,332	15,332	-	15,332
SQM S.A.	Banco Estado	-	20,000	20,000	-	20,378	20,378	-	20,378
SQM S.A.	BCI	-	100,000	100,000	-	102,639	102,639	-	102,639
SQM S.A.	BCI	100,000	-	100,000	102,564	-	102,564	-	102,564
SQM S.A.	BCI	-	50,000	50,000	-	51,037	51,037	-	51,037
SQM S.A.	Banco Itau	-	10,000	10,000	-	10,143	10,143	-	10,143
SQM Industrial S.A.	Banco de Chile	-	30,000	30,000	-	30,629	30,629	-	30,629
SQM Industrial S.A.	Banco Itau	-	20,000	20,000	-	20,285	20,285	-	20,285
SQM Salar S.A.	Banco Itau	-	10,000	10,000	-	10,144	10,144	-	10,144
SQM Salar S.A.	Banco Itau	-	20,000	20,000	-	20,285	20,285	-	20,285
SQM Salar S.A.	Scotiabank Chile	-	50,000	50,000	-	51,088	51,088	-	51,088
SQM Salar S.A.	Scotiabank Chile	-	50,000	50,000	-	51,006	51,006	-	51,006
SQM Salar S.A.	Banco Estado	-	70,000	70,000	-	70,813	70,813	-	70,813
SQM Salar S.A.	Banco Estado	-	80,000	80,000	-	81,513	81,513	-	81,513
SQM Salar S.A.	Banco de Chile	-	40,000	40,000	-	40,839	40,839	-	40,839
SQM Salar S.A.	Banco de Chile	-	70,000	70,000	-	71,142	71,142	-	71,142
Total		100,000	980,000	1,080,000	108,150	996,443	1,104,593	-	1,104,593

Notes to the Consolidated Interim Financial Statements September 30, 2023
As of December 31, 2022

Debtor			Creditor			Currency or adjustment index	Payment of interest	Repayment	Effective rate	Nominal rate
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	United States of America	Dollar	Upon maturity	05-30-2023	0.97%	5.22%
93.007.000-9	SQM S.A.	Chile	97.023.000-9	Itaú	Chile	Dollar	Upon maturity	01-05-2023	4.50%	4.50%
93.007.000-9	SQM S.A.	Chile	97.030.000-7	Banco Estado	Chile	Dollar	Upon maturity	01-05-2023	4.59%	4.59%

Debtor	Creditor	Nominal amounts as of December 31, 2022			Current amounts as of December 31, 2022
Company	Financial institution	Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	70,000	70,000	-	70,393	70,393	(149)	70,244
SQM S.A.	Itaú	20,000	-	20,000	20,062	-	20,062	-	20,062
SQM S.A.	Banco Estado	40,000	-	40,000	40,128	-	40,128	-	40,128
SQM S.A.	Scotiabank	-	-	-	406	-	406	-	406
Total		60,000	70,000	130,000	60,596	70,393	130,989	(149)	130,840
b)Unsecured obligations, current:
As of September 30, 2023, the detail of current unsecured interest-bearing obligations is composed of promissory notes and bonds, as follows:

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Periodicity		Effective rate	Nominal rate
Tax ID No.	Company	Country					Payment of interest	Repayment
93.007.000-9	SQM S.A.	Chile	-	ThUS$250	01/28/2024	US$	Semiannual	Upon maturity	0.80%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$450	11/07/2023	US$	Semiannual	Upon maturity	2.60%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$400	01/22/2024	US$	Semiannual	Upon maturity	3.62%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$700	04/10/2024	US$	Semiannual	Upon maturity	3.30%	3.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2024	UF	Semiannual	Semiannual	1.11%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	01/02/2024	UF	Semiannual	Upon maturity	1.68%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2024	UF	Semiannual	Upon maturity	1.41%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	12/01/2023	UF	Semiannual	Upon maturity	2.50%	3.45%

Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

Notes to the Consolidated Interim Financial Statements September 30, 2023

Company	Country	Series	Nominal amounts as of September 30, 2023			Carrying amounts of maturities as of September 30, 2023
			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$250	-	1,884	1,884	-	1,884	1,884	(433)	1,451
SQM S.A.	Chile	ThUS$450	7,597	-	7,597	7,597	-	7,597	(677)	6,920
SQM S.A.	Chile	ThUS$400	-	3,211	3,211	-	3,211	3,211	(235)	2,976
SQM S.A.	Chile	ThUS$700	-	1,361	1,361	-	1,361	1,361	(555)	806
SQM S.A.	Chile	H	-	15,789	15,789	-	15,789	15,789	(172)	15,617
SQM S.A.	Chile	O	-	374	374	-	374	374	(82)	292
SQM S.A.	Chile	P	-	814	814	-	814	814	(12)	802
SQM S.A.	Chile	Q	1,371	-	1,371	1,371	-	1,371	(21)	1,350
Total			8,968	23,433	32,401	8,968	23,433	32,401	(2,187)	30,214

As of December 31, 2022

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Periodicity		Effective rate	Nominal rate
Tax ID No.	Company	Country					Payment of interest	Repayment
93.007.000-9	SQM S.A.	Chile	-	ThUS$250	01/28/2023	US$	Semiannual	Upon maturity	1.17%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$300	04/03/2023	US$	Semiannual	Upon maturity	0.56%	3.63%
93.007.000-9	SQM S.A.	Chile	-	ThUS$450	05/07/2023	US$	Semiannual	Upon maturity	3.01%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$400	01/22/2023	US$	Semiannual	Upon maturity	3.79%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$700	03/10/2023	US$	Semiannual	Upon maturity	3.44%	3.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2023	UF	Semiannual	Semiannual	1.23%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2023	UF	Semiannual	Upon maturity	1.89%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2023	UF	Semiannual	Upon maturity	1.72%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2023	UF	Semiannual	Upon maturity	2.63%	3.45%

Effective rates of bonds in Pesos and UF are expressed and calculated in Dollars based on the flows agreed in Cross Currency Swap Agreements.

Notes to the Consolidated Interim Financial Statements September 30, 2023

Company	Country	Series	Nominal amounts as of December 31, 2022			Carrying amounts of maturities as of December 31, 2022
			Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Subtotal	Borrowing costs	Total
			ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Chile	ThUS$250	4,648	-	4,648	4,648	-	4,648	(433)	4,215
SQM S.A.	Chile	ThUS$300	-	302,658	302,658	-	302,658	302,658	(170)	302,488
SQM S.A.	Chile	ThUS$450	-	2,869	2,869	-	2,869	2,869	(679)	2,190
SQM S.A.	Chile	ThUS$400	7,508	-	7,508	7,508	-	7,508	(237)	7,271
SQM S.A.	Chile	ThUS$700	-	7,554	7,554	-	7,554	7,554	(555)	6,999
SQM S.A.	Chile	H	17,566	-	17,566	17,566	-	17,566	(172)	17,394
SQM S.A.	Chile	O	965	-	965	965	-	965	(82)	883
SQM S.A.	Chile	P	1,830	-	1,830	1,830	-	1,830	(12)	1,818
SQM S.A.	Chile	Q	-	351	351	-	351	351	(20)	331
Total			32,517	313,432	345,949	32,517	313,432	345,949	(2,360)	343,589

Notes to the Consolidated Interim Financial Statements September 30, 2023

c)Classes of bank borrowings, non-current
The following table shows the details of bank borrowings as of September 30, 2023:

Debtor			Creditor			Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country
93.007.000-9	SQM S.A.	Chile	O-E	Bank of Nova Scotia	Canada	Dollar	Upon maturity	6.06%	6.68%
93.007.000-9	SQM S.A.	Chile	O-E	Banco Santander/Kexim	Spain/Korea	Dollar	Upon maturity	5.25%	6.42%

Debtor	Creditor	Nominal non-current maturities as of September 30, 2023				Carrying amounts of maturities as of September 30, 2023
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Bank of Nova Scotia	-	200,000	-	200,000	-	200,000	-	200,000	(1,858)	198,142
SQM S.A.	Banco Santander/Kexim	-	-	100,000	100,000	-	-	100,000	100,000	(2,912)	97,088
Total		-	200,000	100,000	300,000	-	200,000	100,000	300,000	(4,770)	295,230
As of December 31, 2022

Debtor			Creditor			Currency or adjustment index	Type of amortization	Effective rate	Nominal rate
Tax ID No.	Company	Country	Tax ID No.	Financial institution	Country
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank Cayman	United States of America	Dollar	Upon maturity	2.33%	3.19%
93.007.000-9	SQM S.A.	Chile	O-E	Scotiabank	Canada	Dollar	Upon maturity	5.10%	6.08%

Debtor	Creditor	Nominal non-current maturities as of December 31, 2022				Carrying amounts of maturities as of December 31, 2022
Company	Financial institution	Between 1 and 2	Between 2 and 3	Between 3 and 4	Total	Between 1 and 2	Between 2 and 3	Between 3 and 4	Subtotal	Costs of obtaining loans	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A.	Scotiabank Cayman	-	-	-	-	-	-	-	-	-	-
SQM S.A.	Scotiabank	-	200,000	-	200,000	-	200,000	-	200,000	(2,478)	197,522
Total		-	200,000	-	200,000	-	200,000	-	200,000	(2,478)	197,522

Notes to the Consolidated Interim Financial Statements September 30, 2023

d)Unsecured obligations, non-current
The following table shows the details of “unsecured debentures that accrue non-current interest” as of September 30, 2023:

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Periodicity		Effective rate	Nominal rate
Tax ID No.	Company	Country					Payment of interest	Repayment
93.007.000-9	SQM S.A.	Chile	-	ThUS$250	01/28/2025	US$	Semiannual	Upon maturity	4.24%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$450	05/07/2029	US$	Semiannual	Upon maturity	4.14%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$400	01/22/2050	US$	Semiannual	Upon maturity	4.23%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$700	09/10/2051	US$	Semiannual	Upon maturity	3.45%	3.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.76%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.69%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.54%	3.45%

Series	Nominal non-current maturities as of September 30, 2023						Carrying amounts of maturities as of September 30, 2023
	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ThUS$250	250,000	-	-	-	-	250,000	250,000	-	-	-	-	250,000	(144)	249,856
ThUS$450	-	-	-	-	450,000	450,000	-	-	-	-	450,000	450,000	(3,160)	446,840
ThUS$400	-	-	-	-	400,000	400,000	-	-	-	-	400,000	400,000	(5,938)	394,062
ThUS$700	-	-	-	-	700,000	700,000	-	-	-	-	700,000	700,000	(14,925)	685,075
H	-	-	-	-	80,834	80,834	-	-	-	-	80,834	80,834	(905)	79,929
O	-	-	-	-	60,626	60,626	-	-	-	-	60,626	60,626	(680)	59,946
P	-	-	-	-	121,251	121,251	-	-	-	-	121,251	121,251	(43)	121,208
Q	-	-	-	-	121,251	121,251	-	-	-	-	121,251	121,251	(292)	120,959
Total	250,000	-	-	-	1,933,962	2,183,962	250,000	-	-	-	1,933,962	2,183,962	(26,087)	2,157,875

Notes to the Consolidated Interim Financial Statements September 30, 2023
As of December 31, 2022

Debtor			Number of registration or ID of the instrument	Series	Maturity date	Currency or adjustment index	Periodicity		Effective rate	Nominal rate
Tax ID No.	Company	Country					Payment of interest	Repayment
93.007.000-9	SQM S.A.	Chile	-	ThUS$250	01/28/2025	US$	Semiannual	Upon maturity	4.08%	4.38%
93.007.000-9	SQM S.A.	Chile	-	ThUS$450	05/07/2029	US$	Semiannual	Upon maturity	4.10%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$400	01/22/2050	US$	Semiannual	Upon maturity	4.19%	4.25%
93.007.000-9	SQM S.A.	Chile	-	ThUS$700	09/10/2051	US$	Semiannual	Upon maturity	3.42%	3.50%
93.007.000-9	SQM S.A.	Chile	564	H	01/05/2030	UF	Semiannual	Semiannual	4.76%	4.90%
93.007.000-9	SQM S.A.	Chile	699	O	02/01/2033	UF	Semiannual	Upon maturity	3.69%	3.80%
93.007.000-9	SQM S.A.	Chile	563	P	01/15/2028	UF	Semiannual	Upon maturity	3.24%	3.25%
93.007.000-9	SQM S.A.	Chile	700	Q	06/01/2038	UF	Semiannual	Upon maturity	3.43%	3.45%

Series	Nominal non-current maturities as of December 31, 2022						Carrying amounts of maturities as of December 31, 2022
	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Total	Over 1 year to 2	Over 2 years to 3	Over 3 Years to 4	Over 4 Years to 5	Over 5 years	Subtotal	Bond issuance costs	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
ThUS$250	-	-	250,000	-	-	250,000	-	-	250,000	-	-	250,000	(469)	249,531
ThUS$450	-	-	-	-	450,000	450,000	-	-	-	-	450,000	450,000	(3,666)	446,334
ThUS$400	-	-	-	-	400,000	400,000	-	-	-	-	400,000	400,000	(6,112)	393,888
ThUS$700	-	-	-	-	700,000	700,000	-	-	-	-	700,000	700,000	(15,341)	684,659
H	-	-	-	-	96,967	96,967	-	-	-	-	96,967	96,967	(1,034)	95,933
O	-	-	-	-	61,536	61,536	-	-	-	-	61,536	61,536	(741)	60,795
P	-	-	-	-	123,072	123,072	-	-	-	-	123,072	123,072	(52)	123,020
Q	-	-	-	-	123,073	123,073	-	-	-	-	123,073	123,073	(309)	122,764
Total	-	-	250,000	-	1,954,648	2,204,648	-	-	250,000	-	1,954,648	2,204,648	(27,724)	2,176,924

Notes to the Consolidated Interim Financial Statements September 30, 2023
e)Additional information
Bonds
The details of each issuance are as follows:
(i)Series “H” bonds
On January 5, 2009, the Company placed the Series H bond for UF 4,000,000 equivalent to ThUS$ 139,216 at an annual interest rate of 4.9%, with a term of 21 years and amortizations of principal beginning in July, 2019.
During 2021, amortization of principal amounted to UF 363,636.36, equivalent to ThUS$ 14,870 with an associated cross currency swap hedge loss of ThUS$ 760.For more details on restrictions. See Note 20.1.
During 2022, amortization of principal amounted to UF 363,636.36, equivalent to ThUS$ 13,117 with an associated cross currency swap hedge loss of ThUS$ 993.
During 2023, amortization of principal amounted to UF 363,636.36, equivalent to ThUS$ 15,717 with an associated cross currency swap hedge gain of Th US$1,607.
As of September 30, 2023, and 2022, the Company has made the following payments with a charge to the Series H bonds and their associated CCS hedging:

Payments made	As of September 30, 2023	As of September 30, 2022
	ThUS$	ThUS$
Payments of interest, Series H bonds	5,508	5,241
CCS Coverage	830	2,126

(ii)Series “O” bonds
On February 14, 2012, the Company issued “Series O” for UF 1,500,000 (ThUS$ 69,901) at a term of 21 years with a single payment at the maturity of the term and an annual interest rate of 3.80%. See more details with respect a restriction in Note 20.1.
As of September 30, 2023, and 2022, the Company has made the following payments with a charge to Series O bonds and their associated CCS hedging:

Payments made	As of September 30, 2023	As of September 30, 2022
	ThUS$	ThUS$
Payment of interest, Series O bonds	2,450	2,139
CCS Coverage	279	556

Notes to the Consolidated Interim Financial Statements September 30, 2023
(iii)Single series bonds, third issue ThUS $ 300
On April 3, 2013, the Company issued a non-secured bond in the United States with a value of US$ 300 million. pursuant to Rule 144-A and Regulation S of the SEC. The bond is for a 10-year term with an annual coupon rate of 3.625%.
As of September 30, 2023, and 2022, no payments have been made.

Payments made	As of September 30, 2023	As of September 30, 2022
	ThUS$	ThUS$
Payment of interest	5,438	5,438

(iv)Single series bonds, fourth issuance ThUS $250
On October 23, 2014, the Company issued unsecured bonds amounting ThUS$ 250,000 in international markets, pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission. These bonds mature in 2025 and have annual interest rate of 4.375%.
As of September 30, 2023, and 2022, the following payments have been made:

Payments made	As of September 30, 2023	As of September 30, 2022
	ThUS$	ThUS$
Payment of interest	10,938	10,938

(v)Series “P” bonds
The Company on January 15, 2018 issued the placement on the stock market of the Series “P” bond (the "Bonds” Series P) with a value of UF 3,000,000, with a charge to the 10 years Bonds Line registered in the CMF Securities Registry under number 563.
The bonds Series P (i) mature on January 15, 2028; (ii) will accrue on the unpaid principal, expressed in UF, at an annual interest rate of 3.25% from January 15, 2018; and (iii) can be early redeemed by the Company starting from the date of placement, that was, as of April 5, 2018.
As of September 30, 2023, and 2022, the following payments and their associated CCS have been made:

Payments made	As of September 30, 2023	As of September 30, 2022
	ThUS$	ThUS$
Payment of interest series P	4,212	3,835
CCS Coverage	2,742	3,569

Notes to the Consolidated Interim Financial Statements September 30, 2023

(vi) Series Q bonds
On October 31, 2018, the issuance of Series Q bonds was authorized in the general stock market for the amount of UF 3,000,000, which were registered in the Securities Registry of your Commission on February 14, 2019 under number 700.
The bonds Series Q (i) mature on the first day of June 2038; (ii) will earn an interest rate of 3.45% per annum on the outstanding capital, expressed in UF, from June 1, 2018 thereon; and (iii) may be early redeemed by the Company starting from the placement date, that was, as of November 8, 2018.
On November 8, 2018, all the Series Q Bonds have been placed and sold to Euroamerica S.A. for a total amount of $ 83,567,623,842, which was paid in full and in cash by Euroamerica S.A. to the Company.
As of September 30, 2023, and 2022, no payments have been made.

Payments made	As of September 30, 2023	As of September 30, 2022
	ThUS$	ThUS$
Payment of interest	2,278	2,035
Cobertura CCS	668	911

(vii) Single series fifth issue bonds ThUS$ 450
On May 2, 2019, the CMF was informed that the Company issued and placed unsecured bonds for ThUS$ 450,000 pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission on international markets. These bonds will mature in 2029 and carry an interest rate of 4.25% per annum.
As of September 30, 2023, and 2022, no payments have been made:

Payments made	As of September 30, 2023	As of September 30, 2022
	ThUS$	ThUS$
Payment of interest	9,563	9,563

(viii)Single series sixth issue bonds ThUS $ 400
On January 16, 2020, the Company has placed unsecured bonds in international markets for US$ 400 million, pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission, at an annual interest rate of 4.250% and a maturity in the year 2050.
As of September 30, 2023, and 2022, the following payments have been made:

Payments made	As of September 30, 2023	As of September 30, 2022
	ThUS$	ThUS$
Payment of interest	17,000	17,000

Notes to the Consolidated Interim Financial Statements September 30, 2023
(ix)Single series seventh issue bonds ThUS $ 700
On September 13, 2021, the Company has placed unsecured bonds in international markets for US$ 700 million, pursuant to Rule 144-A and Regulation S of the Securities and Exchange Commission, at an annual interest rate of 3.50% and a maturity in the year 2051.
As of September 30, 2023, and 2022, the following payments have been made:

Payments made	As of September 30, 2023	As of September 30, 2022
	ThUS$	ThUS$
Payment of interest	24,500	23,819

Notes to the Consolidated Interim Financial Statements September 30, 2023
13.5     Trade and other payables
a)Details trade and other payables

Details trade and other payables	As of September 30, 2023			As of December 31, 2022
	Current	Non-current	Current	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Accounts payable	355,814	-	355,814	358,711	-	358,711
Other accounts payable	176,034	-	176,034	1,438	-	1,438
Prepayments from customers	6,602	-	6,602	14,640	-	14,640
Total	538,450	-	538,450	374,789	-	374,789
As of September 30, 2023, and December 31, 2022, the balance of current and past due accounts payable is made up as follows:
Suppliers current on all payments

Type of Supplier	Amounts according to payment periods as of September 30, 2023
	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	Total
							ThUS$
Goods	218,265	923	332	4	-	-	219,524
Services	104,049	50	4	111	65	-	104,279
Others	37,132	-	47	-	-	-	37,179
Total	359,446	973	383	115	65	-	360,982

Type of Supplier	Amounts according to payment periods as of December 31, 2022
	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	Total
							ThUS$
Goods	239,108	786	877	339	-	-	241,110
Services	91,499	1,270	73	-	65	-	92,907
Others	34,325	-	-	-	-	-	34,325
Total	364,932	2,056	950	339	65	-	368,342

Notes to the Consolidated Interim Financial Statements September 30, 2023
Suppliers past due on payments

Type of Supplier	Amounts according to payment periods as of September 30, 2023
	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	Total
							ThUS$
Goods	219	88	125	56	77	-	565
Services	628	35	88	4	31	-	786
Others	11	48	-	-	24	-	83
Total	858	171	213	60	132	-	1,434

Type of Supplier	Amounts according to payment periods as of December 31, 2022
	Up to 30 Days	31 - 60 days	61 - 90 Days	91 - 120 days	121 - 365 days	366 and more days	Total
							ThUS$
Goods	1,294	135	64	24	1,363	-	2,880
Services	1,548	174	20	1	196	-	1,939
Others	136	27	-	-	27	-	190
Total	2,978	336	84	25	1,586	-	5,009
Purchase commitments held by the Company are recognized as liabilities when the goods and services are received by the Company. As of September 30, 2023, the Company has purchase orders amounting to ThUS$ 221,221 and ThUS$ 191,319 as of December 31, 2022.

Notes to the Consolidated Interim Financial Statements September 30, 2023
13.6     Financial asset and liability categories
a)Financial Assets

Description of financial assets	As of September 30, 2023			As of December 31, 2022
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Cash and cash equivalent	1,185,395	-	1,185,395	2,655,236	-	2,655,236
Trade receivables due from related parties at amortized cost	47,918	-	47,918	81,622	-	81,622
Financial assets measured at amortized cost	1,502,295	23	1,502,318	950,167	23	950,190
Trade and other receivables	1,034,807	2,393	1,037,200	1,087,420	2,091	1,089,511
Total financial assets measured at amortized cost	3,770,415	2,416	3,772,831	4,774,445	2,114	4,776,559
Financial instruments for hedging purposes	77,115	-	77,115	7,014	-	7,014
Financial instruments held for trading	6,520	-	6,520	4,174	-	4,174
Financial assets classified as available for sale at fair value through equity	-	7,284	7,284	-	9,497	9,497
Total financial assets at fair value	83,635	7,284	90,919	11,188	9,497	20,685
Total financial assets	3,854,050	9,700	3,863,750	4,785,633	11,611	4,797,244

Notes to the Consolidated Interim Financial Statements September 30, 2023
b)Financial Liabilities

Description of financial liabilities	As of September 30, 2023			As of December 31, 2022
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
For hedging purposes through equity	7,695	22,850	30,545	42,754	19,772	62,526
Held for trading at fair value through profit or loss	2,520	-	2,520	5,816	-	5,816
Financial liabilities at fair value	10,215	22,850	33,065	48,570	19,772	68,342
Bank loans	1,104,593	295,230	1,399,823	130,840	197,522	328,362
Unsecured obligations	30,214	2,157,875	2,188,089	343,589	2,176,924	2,520,513
Lease Liabilities	17,031	55,106	72,137	12,149	49,585	61,734
Trade and other payables	538,450	-	538,450	374,789	-	374,789
Total financial liabilities at amortized cost	1,690,288	2,508,211	4,198,499	861,367	2,424,031	3,285,398
Total financial liabilities	1,700,503	2,531,061	4,231,564	909,937	2,443,803	3,353,740

Notes to the Consolidated Interim Financial Statements September 30, 2023
13.7     Fair value measurement of finance assets and liabilities
The fair value hierarchy is detailed as follows:
(a)Level 1: The fair value of financial instruments traded in active markets (such as publicly traded derivatives, and equity securities) is based on quoted market prices at the end of the reporting period. The quoted market price used for financial assets held by the Company is the current bid price. These instruments are included in level 1.
(b)Level 2: The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined using valuation techniques which maximize the use of observable market data and rely as little as possible on entity-specific estimates. If all significant inputs required to fair value an instrument are observable, the instrument is included in level 2.
(c)Level 3: If one or more of the significant inputs is not based on observable market data, the instrument is included in level 3. This is the case for unlisted equity securities.

Notes to the Consolidated Interim Financial Statements September 30, 2023

Fair value measurement of assets and liabilities	As of September 30, 2023			Fair value hierarchy
	Carrying Amount at Amortized Cost	Fair value (disclosure purposes)	Fair Amount registered	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	1,185,395	1,185,395	-	1,185,395	-	-
Other current financial assets
- Time deposits	1,502,295	1,502,295	-	-	1,502,295	-
- Derivative financial instruments
- Forwards	-	-	6,203	-	6,203	-
- Options	-	-	317	-	317	-
- Hedging assets	-	-	3,613	-	3,613	-
- Swaps	-	-	73,502	-	73,502	-
Non-current accounts receivable	2,393	2,393	-	-	-	-
Other non-current financial assets:
- Other	23	23	-	-	23	-
- Equity instruments	-	-	7,284	7,284	-	-
- Hedging assets – Swaps	-	-	4,617	4,617	-	-
Other current financial liabilities
- Bank borrowings	1,104,593	1,104,593	-	-	1,104,593	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	2,487	-	2,487	-
- Options	-	-	33	-	33	-
- Hedging liabilities – Swaps	-	-	5,975	-	5,975	-
- Swaps hedges, investments	-	-	202	-	202	-
- Cash flow hedges	-	-	1,518	-	1,518
- Unsecured obligations	30,214	30,214	-	-	30,214	-
Other non-current financial liabilities
- Bank borrowings	295,230	295,230	-	-	295,230	-
- Unsecured obligations	2,157,875	2,157,875	-	-	2,157,875	-
- Non-current hedging liabilities	-	-	22,850	-	22,850	-

Notes to the Consolidated Interim Financial Statements September 30, 2023

Fair value measurement of assets and liabilities	As of December 31, 2022			Fair value hierarchy
	Carrying Amount at Amortized Cost	Fair value (disclosure purposes)	Fair Amount registered	Level 1	Level 2	Level 3
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Financial Assets
Cash and cash equivalents	2,655,236	2,655,236	-	2,655,236	-	-
Other current financial assets
- Time deposits	950,167	950,167	-	-	950,167	-
- Derivative financial instruments
- Forwards	-	-	3,704	-	3,704	-
- Options	-	-	470	-	470	-
- Hedging assets	-	-	7,014	-	7,014	-
- Swaps	-	-	-	-	-	-
Non-current accounts receivable	2,091	2,091	-	-	-	-
Other non-current financial assets:
- Other	23	23	-	-	23	-
- Equity instruments	-	-	9,497	9,497	-	-
- Hedging assets – Swaps	-	-	22,606	22,606	-	-
Other current financial liabilities
- Bank borrowings	130,840	130,840	-	-	130,840	-
- Derivative instruments	-	-	-	-	-	-
- Forwards	-	-	4,848	-	4,848	-
- Options	-	-	968	-	968	-
- Hedging liabilities – Swaps	-	-	42,754	-	42,754	-
- Swaps hedges, investments	-	-	-	-	-	-
- Unsecured obligations	343,589	343,589	-	-	343,589	-
Other non-current financial liabilities
- Bank borrowings	197,522	196,598	-	-	196,598	-
- Unsecured obligations	2,176,924	2,476,924	-	-	2,476,924	-
- Non-current hedging liabilities	-	-	19,772	-	19,772	-

Notes to the Consolidated Interim Financial Statements September 30, 2023
13.8     Reconciliation of net debt and lease liabilities.
This section presents an analysis of net debt plus lease liabilities and their movements for each of the reported periods. The table below presents net debt ass described in Note 20.1. plus current and non-current lease liabilities to complete its analysis.

Net debt	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
Cash and cash equivalents	1,185,395	2,655,236
Other current financial assets	1,585,930	961,355
Other non-current financial hedge assets	4,617	22,606
Other current financial liabilities	(1,145,022)	(522,999)
Lease liabilities, current	(17,031)	(12,149)
Other non-current financial liabilities	(2,475,955)	(2,394,218)
Non-current Lease liabilities	(55,106)	(49,585)
Total	(917,172)	660,246

Cash and cash equivalents	As of December 31, 2022	From cash flow			Not from cash flow		As of September 30, 2023
		Amounts from loans	Amounts from interests	Other cash income/expenses	Income statement	Equity and others
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Obligations with the public and bank loans	(2,848,875)	(734,283)	92,435	3,134	(100,323)	-	(3,587,912)
Current and non-current lease liabilities	(61,734)	11,407	1,410	-	(23,220)	-	(72,137)
Debt Hedging Derivative Financial Instruments	(10,061)	(18,927)	2,817	-	(5,021)	17,397	(13,795)
Derivatives for investment hedges SQM Australia liability	7,139	-	-	(1,913)	-	(13,543)	(8,317)
Current and Non-Current Financial Liabilities	(2,913,531)	(741,803)	96,662	1,221	(128,564)	3,854	(3,682,161)
Cash and cash equivalents	2,655,236	-	(44,633)	(1,497,167)	71,959	-	1,185,395
Financial instruments derived from hedging	(29,984)	-	-	-	100,327	2,955	73,298
Non-hedging Derivatives on Other Financial Assets	(1,643)	-	-	(29,029)	34,673	-	4,001
Deposits that do not qualify as cash and cash equivalents	950,168	-	(21,036)	619,424	(46,261)	-	1,502,295
Total	660,246	(741,803)	30,993	(905,551)	32,134	6,809	(917,172)

Notes to the Consolidated Interim Financial Statements September 30, 2023
Note 14 Right-of-use assets and lease liabilities
14.1Right-of-use assets

Reconciliation of changes in right-of-use assets as of September 30, 2023, net value	Land	Buildings	Other property, plant and equipment	Transport equipment	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	18,320	17,839	-	1,805	22,903	60,867
Additions	894	14,361	-	-	9,731	24,986
Depreciation expenses	(512)	(3,300)	-	(738)	(7,777)	(12,327)
Transfer to property, plant and equipment	-	-	-	-	-	-
Other increases (decreases)	(228)	(1,586)	-	-	228	(1,586)
Total changes	154	9,475	-	(738)	2,182	11,073
Closing balance	18,474	27,314	-	1,067	25,085	71,940

Reconciliation of changes in right-of-use assets as of December 31, 2022, net value	Land	Buildings	Other property, plant and equipment	Transport equipment	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Opening Balance	17,353	20,951	-	2,578	11,726	52,608
Additions	1,599	736	-	186	16,675	19,196
Depreciation expenses	(12)	(3,846)	-	(965)	(4,383)	(9,206)
Transfer to property, plant and equipment	(622)	-		-	(1,114)	(1,736)
Other increases / decreases	2	(2)	-	6	(1)	5
Total changes	967	(3,112)	-	(773)	11,177	8,259
Closing balance	18,320	17,839	-	1,805	22,903	60,867
The Company’s lease activities included the following aspects:
(a) The nature of the Company’s lease activities is related to contracts focused primarily on business operations, mainly rights-of-use to equipment and real estate,
(b) The Company does not estimate any significant future cash outflows that would potentially expose the Company, and these are likewise not reflected in the measurement of lease liabilities, related to concepts such as: (i) Variable lease payments, (ii) Expansion options and termination options, (iii) Guaranteed residual value and (iv) Leases not yet undertaken but committed by the Company.
(c) These are not subject to restrictions or agreements imposed by contracts.
There were no sales transactions with leasebacks in the period.

Notes to the Consolidated Interim Financial Statements September 30, 2023
14.2Lease liabilities

Lease liabilities	As of September 30, 2023		As of December 31, 2022
	Current	Non-Current	Current	Non-Current
	ThUS$	ThUS$	ThUS$	ThUS$
Lease liabilities	17,031	55,106	12,149	49,585
Total	17,031	55,106	12,149	49,585
(a)As of September 30, 2023, and December 31, 2022, current lease liabilities are analyzed as follows:

Debtor			Creditor		Contract indexation unit	Type of amortization	Effective rate	Nominal amounts as of September 30,2023			Amounts at amortized cost as of September 30, 2023
Tax ID No.	Company	Country	TAX ID No.	Supplier			Up to 90 days		90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
							ThUS$		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
79.626.800-K	SQM Salar S.A.	Chile	83.776.000-3	Empresa Constructora Contex Ltda.	UF	Monthly	5.39%	540	1,618	2,158	501	1,543	2,044
79.626.800-K	SQM Salar S.A.	Chile	76.327.820-4	Maquinarias Industriales Astudillo Hermanos Ltda.	UF	Monthly	2.89%	100	300	400	93	286	379
79.626.800-K	SQM Salar S.A.	Chile	76.327.820-4	Maquinarias Industriales Astudillo Hermanos Ltda.	Peso	Monthly	2.89%	48	145	193	45	139	184
79.626.800-K	SQM Salar S.A.	Chile	76.327.820-4	Maquinarias Industriales Astudillo Hermanos Ltda.	UF	Monthly	3.26%	8	23	31	7	22	29
79.626.800-K	SQM Salar S.A.	Chile	76.951.498-8	Inversiones y Gestión New Energy SpA	UF	Monthly	0.00%	108	145	253	110	143	253
79.626.800-K	SQM Salar S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SpA	UF	Monthly	2.90%	130	391	521	114	348	462
79.626.800-K	SQM Salar S.A.	Chile	83.472.500-2	Tattersall Maquinarias S.A.	UF	Monthly	2.90%	55	164	219	48	146	194
79.626.800-K	SQM Salar S.A.	Chile	76.005.787-8	Obras y Servicios para la industria y Minera S.A.	Peso	Monthly	2.61%	294	882	1,176	272	825	1,097
79.626.800-K	SQM Salar S.A.	Chile	76.976.580-8	Sociedad Comercial Grandlesing Chile Ltda.	UF	Monthly	0.00%	20	59	79	20	59	79
79.626.800-K	SQM Salar S.A.	Chile	76.051.171-4	Sociedad Suministradora de Equipos y de Servicios	Peso	Monthly	3.56%	2	7	9	2	7	9
79.626.800-K	SQM Salar S.A.	Chile	76.158.471-5	Sociedad Inmobiliaria Amaru SpA	UF	Monthly	2.00%	55	74	129	55	74	129
79.626.800-K	SQM Salar S.A.	Chile	76.954.619-7	Inmobiliaria Apoquindo S.A.	UF	Monthly	1.47%	76	228	304	74	222	296
79.626.800-K	SQM Salar S.A.	Chile	76.364.171-6	Inmobiliaria Renta Segunda SpA	UF	Monthly	3.57%	216	972	1,188	166	835	1,001
79.626.800-K	SQM Salar S.A.	Chile	76.364.171-6	Inmobiliaria Renta Segunda SpA	UF	Monthly	3.57%	-	229	229	97	100	197
79.947.100-0	SQM Industrial S.A.	Chile	96.856.400-5	El Trovador S.A.	UF	Monthly	3.10%	466	1,399	1,865	384	1,170	1,554
79.947.100-0	SQM Industrial S.A.	Chile	76.976.580-8	Sociedad Comercial grandleasing Chile Ltda.	UF	Monthly	2.72%	180	421	601	177	417	594
79.947.100-0	SQM Industrial S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SpA	UF	Monthly	3.49%	29	89	118	28	87	115
79.947.100-0	SQM Industrial S.A.	Chile	76.175.835-7	ATCO Sabinco S.A.	UF	Monthly	1.02%	52	154	206	51	153	204
96.592.190-7	SQM Nitratos S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SpA	UF	Monthly	3.49%	18	55	73	18	54	72
93.007.000-9	SQM S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SpA	UF	Monthly	3.49%	20	59	79	19	58	77
76.359.919-1	Orcoma SpA	Chile	70.017.320-8	Obispado de Iquique	Peso	Monthly	6.16%	1	4	5	1	2	3
76.359.919-1	Orcoma SpA	Chile	73.190.800-1	Comunidad Indígena Aymara Pueblo de Pisiga Choque	UF	Monthly	2.53%	1	3	4	1	3	4
76.359.919-1	Orcoma SpA	Chile	6.848.218-6	Ruth del Carmen Cortez Maturana	Peso	Monthly	7.44%	1	3	4	1	2	3
Subtotal							2,420		7,424	9,844	2,284	6,695	8,979

Notes to the Consolidated Interim Financial Statements September 30, 2023

Debtor			Creditor		Contract indexation unit	Type of amortization	Effective rate	Nominal amounts as of September 30,2023			Amounts at amortized cost as of September 30, 2023
Tax ID No.	Company	Country	TAX ID No.	Supplier			Up to 90 days		90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
							ThUS$		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
79.768.170-9	Soquimich Comercial S.A.	Chile	91.577.000-2	Muelles de Penco S.A.	UF	Monthly	1.30%	43	127	170	37	114	151
79.768.170-9	Soquimich Comercial S.A.	Chile	91.577.000-2	Muelles de Penco S.A.	UF	Monthly	4.11%	101	303	404	90	276	366
79.768.170-9	Soquimich Comercial S.A.	Chile	76.722.280-7	Inmobiliaria Chincui SPA	UF	Monthly	3.38%	157	471	628	135	411	546
79.768.170-9	Soquimich Comercial S.A.	Chile	96.565.580-8	Compañía de leasing Tattersall S.A.	UF	Monthly	2.97%	58	174	232	55	168	223
79.768.170-9	Soquimich Comercial S.A.	Chile	96.662.540-0	Container Operators S.A.	UF	Monthly	3.26%	86	257	343	83	252	335
79.768.170-9	Soquimich Comercial S.A.	Chile	77.810.750-3	Inmobiliaria Alto Sur Ltda.	UF	Monthly	3.10%	16	47	63	15	45	60
79.768.170-9	SQM North América Corp.	United States	Foreign	Paces West LL.	Dollar	Monthly	3.36%	58	176	234	50	155	205
Foreign	SQM North América Corp.	United States	Foreign	Hawkins Nunmber One, LLC	Dollar	Monthly	3.33%	34	90	124	33	89	122
Foreign	SQM North América Corp.	United States	Foreign	Deep South Equipment Company	Dollar	Monthly	1.33%	1	1	2	1	1	2
Foreign	SQM North América Corp.	United States	Foreign	Deacon Jones CDJR	Dollar	Monthly	2.81%	2	2	4	2	2	4
Foreign	SQM North América Corp.	United States	Foreign	Berwyn Partners Inc.	Dollar	Monthly	1.34%	2	6	8	2	6	8
Foreign	SQM North América Corp.	United States	Foreign	Myers Ford Co Inc.	Dollar	Monthly	1.51%	2	4	6	2	4	6
Foreign	SQM North América Corp.	United States	Foreign	Ford Motor Credit Company	Dollar	Monthly	4.19%	2	5	7	2	5	7
Foreign	SQM North América Corp.	United States	Foreign	Porter and Howard INC	Dollar	Monthly	5.64%	1	4	5	1	3	4
Foreign	SQM North América Corp.	United States	Foreign	Hanford Chrysler Dodge Jeep	Dollar	Monthly	4.44%	1	4	5	1	4	5
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Onni Ensenada S.A. de C.V.	Dollar	Monthly	3.45%	99	296	395	89	271	360
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Madol Inmobiliaria S.A. de C.V.	Mexican Peso	Monthly	7.84%	7	-	7	6	0	6
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Madol Inmobiliaria S.A. de C.V.	Mexican Peso	Monthly	7.84%	2	-	2	2	0	2
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Almacenajes y maniobras integrales del Golfo S.A.	Mexican Peso	Monthly	6.79%	136	409	545	125	386	511
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Inmobiliaria Nieblas S.A.	Dollar	Monthly	1.53%	272	635	907	269	632	901
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Fibra HD	Dollar	Monthly	5.85%	235	705	940	216	668	884
Foreign	SQM Europe N.V.	Belgium	Foreign	Straatsburgdok N.V.	Euro	Monthly	1.30%	121	364	485	93	285	378
Foreign	SQM Australia Pty	Australia	Foreign	Western Australian Land Authority	Australian dollar	Monthly	3.55%	27	15	42	27	15	42
Foreign	SQM Australia Pty	Australia	Foreign	Thiess Pty Ltd	Australian dollar	Monthly	3.55%	417	1,168	1,585	417	1,168	1.585
Foreign	SQM Australia Pty	Australia	Foreign	Project JV	Australian dollar	Monthly	5.00%	22	64	86	20	61	81
Foreign	SQM Australia Pty	Australia	Foreign	Far East St Georges Terrace Pty	Australian dollar	Monthly	5.75%	20	60	80	19	59	78
Subtotal							1,922		5,387	7,309	1,792	5,080	6,872

Notes to the Consolidated Interim Financial Statements September 30, 2023

Debtor			Creditor		Contract indexation unit	Type of amortization	Effective rate	Nominal amounts as of September 30,2023			Amounts at amortized cost as of September 30, 2023
Tax ID No.	Company	Country	TAX ID No.	Supplier				Up to 90 days	90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	SQM Australia PTY	Australia	Foreign	Project JV	Australian dollar	Monthly	5.00%	17	50	67	16	47	63
Foreign	SQM Colombia S.A.S.	Colombia	Foreign	Mareauto Colombia S.A.S.	Colombian peso	Monthly	2.01%	-	1	1	-	1	1
Foreign	SQM Colombia S.A.S.	Colombia	Foreign	Renting Colombia S.A.	Colombian peso	Monthly	2.72%	3	7	10	2	7	9
Foreign	SQM Colombia S.A.S.	Colombia	Foreign	Renting Colombia S.A.	Colombian peso	Monthly	2.17%	3	9	12	3	9	12
Foreign	SQM África Pty	South Africa	Foreign	Goscor Finance (Pty) Ltd	Rand	Monthly	8.51%	24	24	48	18	20	38
Foreign	SQM África Pty	South Africa	Foreign	ETC Agro África	Rand	Monthly	10.35%	112	365	477	67	240	307
Foreign	SQM África Pty	South Africa	Foreign	Lease Hullet	Rand	Monthly	8.73%	195	607	802	162	532	694
Foreign	SQM Iberian	Spain	Foreign	Liberia Investments S.L.U.	Rand	Monthly	3.25%	15	46	61	14	42	56
Subtotal								369	1,109	1,478	282	898	1,180
Total								4,711	13,920	18,631	4,358	12,673	17,031

Notes to the Consolidated Interim Financial Statements September 30, 2023

Debtor			Creditor		Contract indexation unit	Type of amortization	Effective rate	Nominal amounts as of December 31, 2022			Amounts at amortized cost as of December 31, 2022
Tax ID No.	Company	Country	TAX ID No.	Supplier			Up to 90 days		90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
							ThUS$		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
79.626.800-K	SQM Salar S.A.	Chile	83.776.000-3	Empresa Constructora Contex Ltda.	UF	Monthly	5.39%	540	1,619	2,159	482	1,483	1,965
79.626.800-K	SQM Salar S.A.	Chile	76.327.820-4	Maquinarias Industriales Astudillo Hermanos Ltda.	UF	Monthly	2.89%	100	300	400	92	280	372
79.626.800-K	SQM Salar S.A.	Chile	76.327.820-4	Maquinarias Industriales Astudillo Hermanos Ltda.	Peso	Monthly	2.89%	48	145	193	44	136	180
79.626.800-K	SQM Salar S.A.	Chile	76.158.471-5	Sociedad Inmobiliaria Amaru SpA	UF	Monthly	2.00%	49	49	98	49	49	98
79.626.800-K	SQM Salar S.A.	Chile	76.327.820-4	Maquinarias Industriales Astudillo Hermanos Ltda.	UF	Monthly	3.26%	8	23	31	7	21	28
79.626.800-K	SQM Salar S.A.	Chile	76.951.498-8	Inversiones y Gestión New Energy SpA	UF	Monthly	0.00%	108	325	433	108	325	433
79.626.800-K	SQM Salar S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SpA	UF	Monthly	2.90%	130	390	520	112	340	452
79.626.800-K	SQM Salar S.A.	Chile	83.472.500-2	Tattersall Maquinarias S.A.	UF	Monthly	2.90%	55	164	219	47	143	190
79.626.800-K	SQM Salar S.A.	Chile	76.005.787-8	Obras y Servicios para la industria y Minera S.A.	Peso	Monthly	2.61%	294	882	1,176	267	810	1,077
79.626.800-K	SQM Salar S.A.	Chile	76.976.580-8	Sociedad Comercial Grandleasing Chile Ltda.	UF	Monthly	0.00%	20	59	79	20	59	79
79.947.100-0	SQM Industrial S.A.	Chile	96.856.400-5	El Trovador S.A.	UF	Monthly	3.10%	466	1,399	1,865	376	1,144	1,520
79.947.100-0	SQM Industrial S.A.	Chile	76.976.580-8	Sociedad Comercial grandleasing Chile Ltda.	UF	Monthly	2.72%	180	540	720	173	526	699
79.947.100-0	SQM Industrial S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SpA	UF	Monthly	3.49%	30	88	118	28	85	113
96.592.190-7	SQM Nitratos S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SpA	UF	Monthly	3.49%	18	55	73	17	52	69
93.007.000-9	SQM S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SpA	UF	Monthly	3.49%	20	59	79	18	55	73
76.359.919-1	Orcoma SpA	Chile	70.017.320-8	Obispado de Iquique	Peso	Monthly	6.16%	1	4	5	1	2	3
76.359.919-1	Orcoma SpA	Chile	73.190.800-1	Comunidad Indígena Aymara Pueblo de Pisiga Choque	UF	Monthly	2.53%	1	4	5	1	4	5
76.359.919-1	Orcoma SpA	Chile	6.848.218-6	Ruth del Carmen Cortez Maturana	Peso	Monthly	7.44%	1	3	4	1	2	3
79.768.170-9	Soquimich Comercial S.A.	Chile	91.577.000-2	Muelles de Penco S.A.	UF	Monthly	1.30%	84	182	266	77	165	242
79.768.170-9	Soquimich Comercial S.A.	Chile	91.577.000-2	Muelles de Penco S.A.	UF	Monthly	4.11%	43	59	102	44	59	103
79.768.170-9	Soquimich Comercial S.A.	Chile	76.722.280-7	Inmobiliaria Chincui SPA	UF	Monthly	3.38%	157	471	628	131	401	532
79.768.170-9	Soquimich Comercial S.A.	Chile	96.565.580-8	Compañía de leasing Tattersall S.A.	UF	Monthly	2.97%	58	174	232	54	165	219
79.768.170-9	SQM North América Corp.	United States	Foreign	Paces West LL.	Dollar	Monthly	3.36%	56	173	229	47	148	195
Foreign	SQM North América Corp.	United States	Foreign	Hawkins Nunmber One, LLC	Dollar	Monthly	3.33%	34	100	134	31	97	128
Foreign	SQM North América Corp.	United States	Foreign	Deep South Equipment Company	Dollar	Monthly	1.33%	1	4	5	1	4	5
Foreign	SQM North América Corp.	United States	Foreign	Tennant- South	Dollar	Monthly	1.00%	1	1	2	2	1	3
Foreign	SQM North América Corp.	United States	Foreign	Deacon Jones CDJR	Dollar	Monthly	2.81%	2	6	8	2	6	8
Subtotal							2,505		7,278	9,783	2,232	6,562	8,794

Notes to the Consolidated Interim Financial Statements September 30, 2023

Debtor			Creditor		Contract indexation unit	Type of amortization	Effective rate	Nominal amounts as of December 31, 2022			Amounts at amortized cost as of December 31, 2022
Tax ID No.	Company	Country	TAX ID No.	Supplier			Up to 90 days		90 days to 1 year	Total	Up to 90 days	90 days to 1 year	Total
							ThUS$		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	SQM North América Corp.	United States	Foreign	Berwyn Partners Inc.	Dollar	Monthly	1.34%	2	6	8	2	6	8
Foreign	SQM North América Corp.	United States	Foreign	Myers Ford Co Inc.	Dollar	Monthly	1.51%	2	6	8	2	5	7
Foreign	SQM North América Corp.	United States	Foreign	Ford Motor Credit Company	Dollar	Monthly	4.19%	2	5	7	2	5	7
Foreign	SQM North América Corp.	United States	Foreign	Porter and Howard INC.	Dollar	Monthly	5.64%	1	4	5	1	3	4
Foreign	SQM North América Corp.	United States	Foreign	Hanford Chrysler Dodge Jeep	Dollar	Monthly	4.44%	1	3	4	1	4	5
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Onni Ensenada S.A. de C.V.	Dollar	Monthly	3.45%	99	296	395	86	264	350
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Madol Inmobiliaria S.A. de C.V.	Mexican Peso	Monthly	7.84%	20	46	66	18	44	62
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Madol Inmobiliaria S.A. de C.V.	Mexican Peso	Monthly	7.84%	7	16	23	7	16	23
Foreign	SQM Europe N.V.	Belgium	Foreign	Straatsburgdok N.V.	Mexican Peso	Monthly	1.30%	102	306	408	96	290	386
Foreign	SQM Australia Pty	Australia	Foreign	Ausco Modular Pty Limited	Rand	Monthly	5.00%	15	-	15	14	-	14
Foreign	SQM Australia Pty	Australia	Foreign	Western Australian Land Authority	Rand	Monthly	3.55%	105	387	492	54	94	148
Foreign	SQM Australia Pty	Australia	Foreign	Kwinana Refinery Lease - Laydown Area	Rand	Monthly	5.00%	25	74	99	23	71	94
Foreign	SQM Australia Pty	Australia	Foreign	Thiess Pty Ltd	Rand	Monthly	3.55%	640	1,828	2,468	538	1,573	2,111
Foreign	SQM Australia Pty	Australia	Foreign	Project JV	Rand	Monthly	5.00%	22	66	88	19	60	79
Foreign	SQM Colombia S.A.S.	Colombia	Foreign	Mareauto Colombia S.A.S.	Colombian peso	Monthly	2.01%	1	4	5	1	4	5
Foreign	SQM Colombia S.A.S.	Colombia	Foreign	Renting Colombia S.A.	Colombian peso	Monthly	2.72%	2	6	8	2	6	8
Foreign	SQM Colombia S.A.S.	Colombia	Foreign	Renting Colombia S.A.	Colombian peso	Monthly	2.17%	2	7	9	2	7	9
Foreign	SQM África Pty	South Africa	Foreign	Goscor Finance (Pty) Ltd	Rand	Monthly	8.51%	12	36	48	8	27	35
Subtotal							1,060		3,096	4,156	876	2,479	3,355
Total							3,565		10,374	13,939	3,108	9,041	12,149

Notes to the Consolidated Interim Financial Statements September 30, 2023
(b)As of September 30, 2023, and December 31, 2022, the non-current lease liabilities are analyzed as follows:

Debtor			Creditor		Contract indexation unit	Type of amortization	Effective rate	Nominal amounts as of September 30,2023				Amounts at amortized cost as of September 30, 2023
Tax ID No.	Company	Country	TAX ID No.	Supplier				1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
79.626.800-K	SQM Salar S.A.	Chile	83.776.000-3	Empresa Constructora Contex Ltda	UF	Monthly	5.39%	1,079	-	-	1,079	1,063	-	-	1,063
79.626.800-K	SQM Salar S.A.	Chile	76.327.820-4	Maquinarias Industriales Astudillo Hermanos Ltda.	UF	Monthly	2.89%	534	-	-	534	523	-	-	523
79.626.800-K	SQM Salar S.A.	Chile	76.327.820-4	Maquinarias Industriales Astudillo Hermanos Ltda.	UF	Monthly	2.89%	225	-	-	225	221	-	-	221
79.626.800-K	SQM Salar S.A.	Chile	76.327.820-4	Maquinarias Industriales Astudillo Hermanos Ltda.	UF	Monthly	3.26%	52	-	-	52	50	-	-	50
79.626.800-K	SQM Salar S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SpA	UF	Monthly	2.90%	1,041	738	-	1,779	1,088	722	-	1,810
79.626.800-K	SQM Salar S.A.	Chile	83.472.500-2	Tattersall Maquinarias S.A.	UF	Monthly	2.90%	438	366	-	804	406	357	-	763
79.626.800-K	SQM Salar S.A.	Chile	76.005.787-8	Obras y Servicios para la industria y Minera S.A.	Peso	Monthly	2.61%	1,176	1,176	196	2,548	1,126	1,155	195	2,476
79.626.800-K	SQM Salar S.A.	Chile	76.976.580-8	Sociedad Comercial grandleasing Chile Ltda	UF	Monthly	0.00%	79	59	-	138	79	59	-	138
79.626.800-K	SQM Salar S.A.	Chile	76.051.171-4	Sociedad Suministradora de Equipos de Energía y de Servicios	Peso	Monthly	3.56%	2	-	-	2	2	-	-	2
79.626.800-K	SQM Salar S.A.	Chile	76.954.619-7	Inmobiliaria Apoquindo S.A.	UF	Monthly	1.47%	228	178		406	225	177	-	402
79.626.800-K	SQM Salar S.A.	Chile	76.364.171-6	Inmobiliaria Renta Segunda SpA	UF	Monthly	3.57%	2,592	2,484	-	5,076	2,337	2,399	-	4,736
79.626.800-K	SQM Salar S.A.	Chile	76.364.171-6	Inmobiliaria Renta Segunda SpA	UF	Monthly	3.57%	611	586	-	1,197	551	566	-	1,117
79.947.100-0	SQM Industrial S.A.	Chile	96.856.400-5	El Trovador S.A.	UF	Monthly	3.10%	3,730	5,594	777	10,101	3,256	5,271	771	9,298
79.947.100-0	SQM Industrial S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SpA	UF	Monthly	3.49%	10	-	-	10	10	-	-	10
79.947.100-0	SQM Industrial S.A.	Chile	76.175.835-7	ATCO Sabinco S.A.	UF	Monthly	1.02%	120	-	-	120	120	-	-	120
96.592.190-7	SQM Nitratos S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SpA	UF	Monthly	3.49%	6	-	-	6	6	-	-	6
93.007.000-9	SQM S.A.	Chile	76.536.499-K	Jungheinrich Rentalift SpA	UF	Monthly	3.49%	7	-	-	7	7	-	-	7
76.359.919-1	Orcoma SpA	Chile	70.017.320-8	Obispado de Iquique	Peso	Monthly	6.16%	10	14	32	56	5	9	27	41
76.359.919-1	Orcoma SpA	Chile	6.848.218-6	Ruth del Carmen Cortez Maturana	Peso	Monthly	7.44%	8	12	7	27	3	3	16	22
79.768.170-9	Soquimich Comercial S.A.	Chile	91.577.000-2	Muelles de Penco S.A.	UF	Monthly	1.30%	125	79	201	405	112	70	191	373
79.768.170-9	Soquimich Comercial S.A.	Chile	76.722.280-7	Inmobiliaria Chincui SPA	UF	Monthly	3.38%	1,255	1,046	-	2,301	1,147	1,016	-	2,163
79.768.170-9	Soquimich Comercial S.A.	Chile	96.565.580-8	Compañía de leasing Tattersall S.A.	UF	Monthly	2.97%	116	-	-	116	172	-	-	172
79.768.170-9	Soquimich Comercial S.A.	Chile	96.662.540-0	Container Operators S.A.	UF	Monthly	3.26%	116	-	-	116	85	-	-	85
79.768.170-9	Soquimich Comercial S.A.	Chile	77.810.750-3	Inmobiliaria Alto Sur Ltda	UF	Monthly	3.10%	63	16	-	79	62	16	-	78
79.768.170-9	Soquimich Comercial S.A.	Chile	91.577.000-2	Muelles de Penco S.A.	UF	Monthly	4.11%	357	-	-	357	711	-	-	711
Foreign	SQM North América Corp.	United States	Foreign	Paces West LL.	Dollar	Monthly	3.36%	490	321	-	811	453	314	-	767
Foreign	SQM North América Corp.	United States	Foreign	Hawkins Nunmber One, LLC	Dollar	Monthly	3.33%	-	-	-	-	-	-	-	-
Subtotal								14,470	12,669	1,213	28,352	13,820	12,134	1,200	27,154

Notes to the Consolidated Interim Financial Statements September 30, 2023

Debtor			Creditor		Contract indexation unit	Type of amortization	Effective rate	Nominal amounts as of September 30,2023				Amounts at amortized cost as of September 30, 2023
Tax ID No.	Company	Country	TAX ID No.	Supplier				1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	SQM North América Corp.	United States	Foreign	Berwyn Partners Inc.	Dollar	Monthly	1.34%	2	-	-	2	2	-	-	2
Foreign	SQM North América Corp.	United States	Foreign	Ford Motor Credit Company	Dollar	Monthly	4.19%	10	-	-	10	4	-	-	4
Foreign	SQM North América Corp.	United States	Foreign	Porter and Howard INC.	Dollar	Monthly	5.64%	5	2	-	7	5	-	-	5
Foreign	SQM North América Corp.	United States	Foreign	Hanford Chrysler Dodge Jeep	Dollar	Monthly	4.44%	5	-	-	5	4	-	-	4
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Onni Ensenada S.A. de C.V.	Dollar	Monthly	3.45%	789	66	-	855	757	66	-	823
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Almacenajes y maniobras integrales del Golfo S.A.	Mexican Peso	Monthly	6.79%	227	-	-	227	223	-	-	223
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Fibra HD	Dollar	Monthly	5.85%	470	-	-	470	462	-	-	462
Foreign	SQM Europe N.V.	Belgium	Foreign	Straatsburgdok N.V.	Euro	Monthly	1.30%	485	485	2,707	3,677	390	402	2,485	3,277
Foreign	SQM Australia Pty	Australia	Foreign	Thiess Pty Ltd	Australian dollar	Monthly	3.55%	2,109	1,320	-	3,429	2,201	-	-	2,201
Foreign	SQM Australia Pty	Australia	Foreign	Western Australian Land Authority	Australian dollar	Monthly	3.55%	2,013	15,941	-	17,954	2,013	15,941	-	17,954
Foreign	SQM Australia Pty	Australia	Foreign	Project JV	Dollar	Monthly	5.00%	17	0	-	17	16	-	-	16
Foreign	SQM Australia Pty	Australia	Foreign	Far East St Georges Terrace Pty	Australian dollar	Monthly	5.75%	126	86	-	212	118	84	-	202
Foreign	SQM Australia Pty	Australia	Foreign	Project JV	Australian dollar	Monthly	5.00%	67	108	-	175	94	-	-	94
Foreign	SQM Colombia S.A.S.	Colombia	Foreign	Renting Colombia S.A.	Colombian peso	Monthly	2.72%	1	-	-	1	1	-	-	1
Foreign	SQM Colombia S.A.S.	Colombia	Foreign	Renting Colombia S.A.	Colombian peso	Monthly	2.17%	4	-	-	4	4	-	-	4
Foreign	SQM África Pty	South Africa	Foreign	Goscor Finance (Pty) Ltd	Rand	Monthly	8.51%	24	24	48	96	95	-	-	95
Foreign	SQM África Pty	South Africa	Foreign	ETC Agro África	Rand	Monthly	10.35%	515	556	754	1,825	379	460	706	1,545
Foreign	SQM África Pty	South Africa	Foreign	Lease Hullet	Rand	Monthly	8.73%	863	73	-	936	818	73	-	891
Foreign	SQM Iberian	Spain	Foreign	Liberia Investments S.L.U.	Euro	Monthly	3.25%	61	61	31	153	57	60	32	149
Subtotal								7,793	18,722	3,540	30,055	7,643	17,086	3,223	27,952
Total								22,263	31,391	4,753	58,407	21,463	29,220	4,423	55,106

Notes to the Consolidated Interim Financial Statements September 30, 2023

Debtor			Creditor		Contract indexation unit	Type of amortization	Effective rate	Nominal amounts as of December 31, 2022				Amounts at amortized cost as of December 31, 2022
Tax ID No.	Company	Country	TAX ID No.	Supplier				1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
79.626.800-K	SQM Salar S.A.	Chile	83.776.000-3	Empresa Constructora Contex Ltda.	UF	Monthly	5.39%	2,698	-	-	2,698	2,606	-	-	2,606
79.626.800-K	SQM Salar S.A.	Chile	76.327.820-4	Maquinarias Industriales Astudillo Hermanos Ltda.	UF	Monthly	2.89%	800	33	-	833	775	33	-	808
79.626.800-K	SQM Salar S.A.	Chile	76.327.820-4	Maquinarias Industriales Astudillo Hermanos Ltda.	UF	Monthly	2.89%	370	-	-	370	359	-	-	359
79.626.800-K	SQM Salar S.A.	Chile	76.327.820-4	Maquinarias Industriales Astudillo Hermanos Ltda.	UF	Monthly	3.26%	62	13	-	75	59	13	-	72
79.626.800-K	SQM Salar S.A.	Chile	76.536.499-K	Inversiones y Gestión New Energy SpA	UF	Monthly	2.90%	144	-	-	144	145	-	-	145
79.626.800-K	SQM Salar S.A.	Chile	83.472.500-2	Jungheinrich Rentalift SpA	UF	Monthly	2.90%	1,041	1,041	217	2,299	943	999	215	2,157
79.626.800-K	SQM Salar S.A.	Chile	76.005.787-8	Tattersall Maquinarias S.A.	UF	Monthly	2.61%	439	439	91	969	397	421	91	909
79.626.800-K	SQM Salar S.A.	Chile	Foreign	Obras y Servicios para la industria y Minera S.A.	Peso	Monthly	3.55%	1,176	1,176	1,078	3,430	1,104	1,133	1,064	3,301
79.626.800-K	SQM Salar S.A.	Chile	Foreign	Sociedad Comercial grandleasing Chile Ltda.	UF	Monthly	0.00%	79	79	39	197	79	79	40	198
79.947.100-0	SQM Industrial S.A.	Chile	Foreign	El Trovador S.A.	UF	Monthly	3.10%	3,730	5,595	2,176	11,501	3,182	5,152	2,135	10,469
79.947.100-0	SQM Industrial S.A.	Chile	Foreign	Sociedad Comercial grandleasing Chile Ltda.	UF	Monthly	2.72%	420	-	-	420	417	-	-	417
79.947.100-0	SQM Industrial S.A.	Chile	Foreign	Jungheinrich Rentalift SpA	UF	Monthly	3.49%	98	-	-	98	97	-	-	97
96.592.190-7	SQM Nitratos S.A.	Chile	Foreign	Jungheinrich Rentalift SpA	UF	Monthly	3.49%	61	-	-	61	60	-	-	60
93.007.000-9	SQM S.A.	Chile	Foreign	Jungheinrich Rentalift SpA	UF	Monthly	3.49%	66	-	-	66	65	-	-	65
76.359.919-1	Orcoma Estudios SpA	Chile	Foreign	Obispado de Iquique	Rand	Monthly	6.16%	10	14	36	60	5	8	29	42
76.359.919-1	Orcoma Estudios SpA	Chile	Foreign	Comunidad Indígena Aymara Pueblo de Pisiga Choque	Rand	Monthly	2.53%	4	-	-	4	3	-	-	3
76.359.919-1	Orcoma Estudios SpA	Chile	Foreign	Ruth del Carmen Cortez Maturana	Rand	Monthly	7.44%	8	12	10	30	3	3	18	24
79.768.170-9	Soquimich Comercial S.A.	Chile	Foreign	Muelles de Penco S.A.	Euro	Monthly	1.30%	170	102	261	533	153	90	244	487
79.768.170-9	Soquimich Comercial S.A.	Chile	Foreign	Inmobiliaria Chincui SPA	UF	Monthly	3.38%	1,255	1,517	-	2,772	1,119	1,455	-	2,574
79.768.170-9	Soquimich Comercial S.A.	Chile	Foreign	Compañía de leasing Tattersall S.A.	UF	Monthly	2.97%	349	-	-	349	340	-	-	340
Foreign	SQM North América Corp.	United States	Foreign	Paces West LL.	Dollar	Monthly	3.36%	479	508	-	987	431	491	-	922
Foreign	SQM North América Corp.	United States	Foreign	Hawkins Nunmber One, LLC	Dollar	Monthly	3.33%	90	-	-	90	89	-	-	89
Foreign	SQM North América Corp.	United States	Foreign	Deep South Equipment Company	Dollar	Monthly	1.33%	1	-	-	1	1	-	-	1
Foreign	SQM North América Corp.	United States	Foreign	Deacon Jones CDJR	Dollar	Monthly	2.81%	2	-	-	2	2	-	-	2
Foreign	SQM North América Corp.	United States	Foreign	Berwyn Partners Inc.	Dollar	Monthly	1.34%	8	-	-	8	8	-	-	8
Foreign	SQM North América Corp.	United States	Foreign	Myers Ford Co Inc.	Dollar	Monthly	1.51%	4	-	-	4	4	-	-	4
Foreign	SQM North América Corp.	United States	Foreign	Ford Motor Credit Company	Dollar	Monthly	4.19%	12	-	-	12	9	-	-	9
Subtotal								13,576	10,529	3,908	28,013	12,455	9,877	3,836	26,168

Notes to the Consolidated Interim Financial Statements September 30, 2023

Debtor			Creditor		Contract indexation unit	Type of amortization	Effective rate	Nominal amounts as of December 31, 2022				Amounts at amortized cost as of December 31, 2022
Tax ID No.	Company	Country	TAX ID No.	Supplier				1-2 Years	2-3 Years	3-4 Years	Total	1-2 Years	2-3 Years	3-4 Years	Total
								ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Foreign	SQM North América Corp.	United States	Foreign	Porter and Howard INC	Dollar	Monthly	5.64%	5	4	-	9	5	4	-	9
Foreign	SQM North América Corp.	United States	Foreign	Hanford Chrysler Dodge Jeep	Dollar	Monthly	4.44%	5	3	-	8	5	3	-	8
Foreign	SQM Comercial de México S.A. de C.V.	Mexico	Foreign	Onni Ensenada S.A. de C.V.	Mexican Peso	Monthly	3.45%	789	362	-	1,151	738	356	-	1,094
Foreign	SQM Europe N.V.	Belgium	Foreign	Straatsburgdok N.V.	Euro	Monthly	1.30%	888	564	-	1,452	861	559	-	1,420
Foreign	SQM Australia Pty	Australia	Foreign	Kwinana Refinery Lease - Laydown Area	Australian dollar	Monthly	5.00%	25	-	-	25	24	-	-	24
Foreign	SQM Australia Pty	Australia	Foreign	Thiess Pty Ltd.	Australian dollar	Monthly	3.55%	2,231	2,422	-	4,653	2,858	-	-	2,858
Foreign	SQM Australia Pty	Australia	Foreign	Western Australian Land Authority	Australian dollar	Monthly	3.55%	1,616	3,162	23,894	28,672	61	1,619	16,102	17,782
Foreign	SQM Australia Pty	Australia	Foreign	Project JV	Australian dollar	Monthly	5.00%	83	-	-	83	80	-	-	80
Foreign	SQM Colombia S.A.S.	Colombia	Foreign	Renting Colombia S.A.	Colombian peso	Monthly	2.72%	7	-	-	7	7	-	-	7
Foreign	SQM Colombia S.A.S.	Colombia	Foreign	Renting Colombia S.A.	Colombian peso	Monthly	2.17%	11	-	-	11	11	-	-	11
Foreign	SQM África Pty	South Africa	Foreign	Goscor Finance (Pty) Ltd.	Rand	Monthly	8.51%	12	36	48	96	82	42	-	124
Subtotal								5,672	6,553	23,942	36,167	4,732	2,583	16,102	23,417
								19,248	17,082	27,850	64,180	17,187	12,460	19,938	49,585

Notes to the Consolidated Interim Financial Statements September 30, 2023
Other lease disclosures

Total lease expenses related to leases that did not qualify under the scope of IFRS 16 were ThUS$ 67,548 and ThUS$ 58,607 for the periods ended September 30, 2023 and 2022. See Note 23.8.
Expenses related to variable payments not included in lease liabilities were ThUS$ 3,282 and ThUS$ 2,441 for the periods ending September 30, 2023 and 2022.
Income from subleases of right-of-use assets were ThUS$ 5 and ThUS$ 106 as of September 30, 2023 and 2022, respectively.
Payments for contractual operating leases are disclosed in Note 4.2 Liquidity Risk.

Notes to the Consolidated Interim Financial Statements September 30, 2023
Note 15 Intangible assets and goodwill
15.1     Reconciliation of changes in intangible assets and goodwill

As of September 30, 2023
Intangible assets and goodwill	Useful life	Net Value
		ThUS$
IT programs	Finite	3,466
Mining rights	Finite	135,299
Water rights and rights of way	Indefinite	4,908
Water rights	Finite	8,526
Intellectual property	Finite	5,364
Other intangible assets	Finite	73
Intangible assets other than goodwill		157,636
Goodwill	Indefinite	958
Total Intangible Asset		158,594

As of December 31, 2022
Intangible assets and goodwill	Useful life	Net Value
		ThUS$
IT programs	Finite	3,249
Mining rights	Finite	140,873
Water rights and rights of way	Indefinite	4,909
Water rights	Finite	11,369
Intellectual property	Finite	5,850
Other intangible assets	Finite	86
Intangible assets other than goodwill		166,336
Goodwill	Indefinite	967
Total Intangible Asset		167,303

Notes to the Consolidated Interim Financial Statements September 30, 2023

a)Movements in identifiable intangible assets as of September 30, 2023 and December 2022:

Movements in Identifiable intangible assets	IT programs	Mining rights, Finite	Water rights, and rights of way, Indefinite	Water rights	Customer-related intangible assets	Intellectual property	Other intangible assets	Goodwill	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2023	3,249	140,873	4,909	11,369	-	5,850	86	967	167,303
Additions	98	195	-	-	-	-	9	-	302
Amortization for the year	(1,107)	(4,313)	-	(2,843)	-	(486)	(20)	-	(8,769)
Impairment losses recognized in profit or loss for the year	-	-	-	-	-	-	-	(9)	(9)
Other increases / decreases for foreign currency exchange rates	7	-	(1)	-	-	-	(2)	-	4
Other increases (decreases)	1,219	(1,456)	-	-	-	-	-	-	(237)
Subtotal	217	(5,574)	(1)	(2,843)	-	(486)	(13)	(9)	(8,709)
Equity as of September 30, 2023	3,466	135,299	4,908	8,526	-	5,364	73	958	158,594
Historical cost	37,781	161,455	7,419	18,000	1,778	7,215	2,298	4,492	240,438
Accumulated amortization	(34,315)	(26,156)	(2,511)	(9,474)	(1,778)	(1,851)	(2,225)	(3,534)	(81,844)

Equity at January 1, 2022	3,447	149,532	4,909	15,158	-	6,481	131	34,596	214,254
Additions	349	1,141	-	-	-	-	14	-	1,504
Amortization for the year	(1,039)	(8,482)	-	(3,789)	-	(476)	(59)	-	(13,845)
Impairment losses recognized in profit or loss for the year (2)	-	(1,228)	-	-	-	-	-	(33,629)	(34,857)
Other increases / decreases for foreign currency exchange rates	(4)	-	-	-	-	(155)	-	-	(159)
Other increases (decreases)	496	(90)	-	-	-	-	-	-	406
Subtotal	(198)	(8,659)	-	(3,789)	-	(631)	(45)	(33,629)	(46,951)
Equity as of December 31, 2022	3,249	140,873	4,909	11,369	-	5,850	86	967	167,303
Historical cost	36,457	162,716	7,420	18,000	1,778	7,215	2,291	4,501	240,378
Accumulated amortization	(33,208)	(21,843)	(2,511)	(6,631)	(1,778)	(1,365)	(2,205)	(3,534)	(73,075)

(1)See Note 23.5
(2)A definition made in the fourth quarter of 2022 led to the identification of assets that are not in the company’s long-term business plan. Therefore, the Company recognized impairment for the value of certain intangible assets and associated goodwill in an amount of ThUS$34,149, which are related to the Iodine and derivatives cash generating unit.

Notes to the Consolidated Interim Financial Statements September 30, 2023

b)Movements in identifiable goodwill as of September 30, 2023 and December 2022:

Accumulated impairment Movements in identifiable goodwill	Goodwill at the beginning of period January 1, 2023	Additional recognition	Impairment losses recognized in profit or loss for the period (-)	Total increase (decrease)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM Iberian S.A.	148	-	-	-	148
SQM Investment Corporation	86	-	-	-	86
Soquimich European Holding B.V. (*)	9	-	(9)	(9)	-
SQM Potasio S.A.	724	-	-	-	724
Total Increase (decreases)	967	-	(9)	(9)	958
Ending balance as of September 30,2023	967	-	(9)	(9)	958

Accumulated impairment Movements in identifiable goodwill	Goodwill at the beginning of period January 1, 2022	Additional recognition	Impairment losses recognized in profit or loss for the period (-)	Total increase (decrease)	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
SQM S.A. (*)	22,255	-	(22,255)	(22,255)	-
SQM Iberian S.A.	148	-	-	-	148
SQM Investment Corporation	86	-	-	-	86
Soquimich European Holding B.V. (*)	11,383	-	(11,374)	(11,374)	9
SQM Potasio S.A.	724	-	-	-	724
Total Increase (decreases)	34,596	-	(33,629)	(33,629)	967
Ending balance as of December 31,2022	34,596	-	(33,629)	(33,629)	967
(*) Based on a qualitative analysis conducted by management, this goodwill was adjusted for impairment based on the assessment that its partial or total book value is not recoverable.

Notes to the Consolidated Interim Financial Statements September 30, 2023
Note 16     Property, plant and equipment
As of September 30, 2023, and December 31, 2022, the detail of property, plant and equipment is as follows:
16.1Types of property, plant and equipment

Description of types of property, plant and equipment	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
Property, plant and equipment, net
Land	23,472	23,482
Buildings	270,784	273,913
Other property, plant and equipment	40,388	34,960
Transport equipment	8,855	9,487
Supplies and accessories	4,382	4,798
Office equipment	1,214	1,355
Network and communication equipment	1,667	1,872
Mining assets	128,943	60,284
IT equipment	2,146	3,147
Energy generating assets	2,843	3,253
Constructions in progress	1,935,901	1,328,508
Machinery, plant and equipment	969,445	981,779
Total	3,390,040	2,726,838
Property, plant and equipment, gross
Land	23,472	23,482
Buildings	826,716	803,398
Other property, plant and equipment	262,139	250,058
Transport equipment	21,383	21,343
Supplies and accessories	30,555	29,426
Office equipment	13,346	13,141
Network and communication equipment	11,498	10,878
Mining assets	309,179	230,803
IT equipment	29,217	31,197
Energy generating assets	38,668	38,540
Constructions in progress	1,935,901	1,328,508
Machinery, plant and equipment	3,850,125	3,716,440
Total	7,352,199	6,497,214
Accumulated depreciation and value impairment of property, plant and equipment, total
Accumulated depreciation and impairment of buildings	(555,932)	(529,485)
Accumulated depreciation and impairment of other property, plant and equipment	(221,751)	(215,098)
Accumulated depreciation and impairment of transport equipment	(12,528)	(11,856)
Accumulated depreciation and impairment of supplies and accessories	(26,173)	(24,628)
Accumulated depreciation and impairment of office equipment	(12,132)	(11,786)
Accumulated depreciation and impairment of network and communication equipment	(9,831)	(9,006)
Accumulated depreciation and impairment of mining assets	(180,236)	(170,519)
Accumulated depreciation and impairment of IT equipment	(27,071)	(28,050)
Accumulated depreciation and impairment of energy generating assets	(35,825)	(35,287)
Accumulated depreciation and impairment of machinery, plant and equipment	(2,880,680)	(2,734,661)
Total	(3,962,159)	(3,770,376)

Notes to the Consolidated Interim Financial Statements September 30, 2023

Description of classes of property, plant and equipment	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
Property, plant and equipment, net
Pumps	39,858	32,120
Conveyor Belt	15,463	17,135
Crystallizer	58,373	48,582
Plant Equipment	159,027	163,594
Tanks	25,302	25,923
Filter	43,590	47,976
Electrical equipment/facilities	101,209	110,275
Other Property, Plant & Equipment	75,429	112,628
Site Closure	38,738	36,673
Piping	95,953	107,481
Well	161,968	177,708
Pond	36,023	41,729
Spare Parts (1)	118,512	59,955
Total	969,445	981,779

(1)The reconciliation of the spare parts provisions as of September 30, 2023 and December 31, 2022 is as follows:

Reconciliation	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
Opening balance	52,072	48,262
Increase in provision	4,087	3,810
Closing balance	56,159	52,072

Notes to the Consolidated Interim Financial Statements September 30, 2023

16.2     Reconciliation of changes in property, plant and equipment by type:
Reconciliation of changes in property, plant and equipment by class as of September 30, 2023 and December 31, 2022:

Reconciliation of changes in property, plant and equipment by class	Land	Buildings	Other property, plant and equipment	Transport equipment	Supplies and accessories	Equipment office	Network and communication equipment	Mining assets	IT equipment	Energy generating assets	Assets under construction	Machinery, plant and equipment	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Equity at January 1, 2023	23,482	273,913	34,960	9,487	4,798	1,355	1,872	60,284	3,147	3,253	1,328,508	981,779	2,726,838
Additions	-	218	423	-	25	5	186	-	180	-	788,740	1,826	791,603
Disposals	-	-	-	-	-	-	-	-	(1)	-	-	(17)	(18)
Depreciation for the year	-	(26,480)	(6,720)	(706)	(989)	(172)	(463)	(9,501)	(670)	(538)	-	(136,528)	(182,767)
Impairment (2)	-	-	-	-	-	-	-	-	-	-	-	(9,625)	(9,625)
Increase (decrease) in foreign currency translation difference	(10)	(12)	(35)	-	-	(6)	-	-	(4)	-	-	(47)	(114)
Reclassifications	-	23,145	11,770	74	548	32	72	411	(502)	128	(109,696)	74,018	-
Other increases (decreases) (1)	-	-	(10)	-	-	-	-	77,749	(4)	-	(71,651)	58,039	64,123
Decreases for classification as held for sale	-	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	(10)	(3,129)	5,428	(632)	(416)	(141)	(205)	68,659	(1,001)	(410)	607,393	(12,334)	663,202
Equity as of September 30, 2023	23,472	270,784	40,388	8,855	4,382	1,214	1,667	128,943	2,146	2,843	1,935,901	969,445	3,390,040
Historical cost	23,472	826,716	262,139	21,383	30,555	13,346	11,498	309,179	29,217	38,668	1,935,901	3,850,125	7,352,199
Accumulated depreciation	-	(555,932)	(221,751)	(12,528)	(26,173)	(12,132)	(9,831)	(180,236)	(27,071)	(35,825)	-	(2,880,680)	(3,962,159)

Equity at January 1, 2022	23,507	270,563	32,846	2,463	5,556	1,386	1,359	38,241	3,570	3,970	731,787	896,977	2,012,225
Additions	-	495	425	146	4	7	152	-	270	-	922,690	7,194	931,383
Disposals	-	-	-	-	-	-	-	-	-	-	-	(19)	(19)
Depreciation for the year	-	(32,915)	(8,691)	(962)	(1,400)	(248)	(788)	(12,871)	(1,256)	(717)	-	(158,865)	(218,713)
Impairment (2)	-	(156)	-	-	-	-	-	-	-	-	-	(7,928)	(8,084)
Increase (decrease) in foreign currency translation difference	(5)	(7)	-	-	-	(1)	-	-	-	-	-	(20)	(33)
Reclassifications	121	37,147	10,449	7,840	726	213	1,149	34,914	582	-	(316,994)	223,853	-
Other increases (decreases) (1)	-	(1,127)	(69)	-	(88)	(2)	-	-	(19)	-	(8,975)	20,587	10,307
Decreases for classification as held for sale	(141)	(87)	-	-	-	-	-	-	-	-	-	-	(228)
Subtotale	(25)	3,350	2,114	7,024	(758)	(31)	513	22,043	(423)	(717)	596,721	84,802	714,613
Equity as of December 31, 2022	23,482	273,913	34,960	9,487	4,798	1,355	1,872	60,284	3,147	3,253	1,328,508	981,779	2,726,838
Historical cost	23,482	803,398	250,058	21,343	29,426	13,141	10,878	230,803	31,197	38,540	1,328,508	3,716,440	6,497,214
Accumulated depreciation	-	(529,485)	(215,098)	(11,856)	(24,628)	(11,786)	(9,006)	(170,519)	(28,050)	(35,287)	-	(2,734,661)	(3,770,376)

(1) The net balance of “Other Increases (Decreases)” corresponds to all those items that are reclassified to or from “Property, Plant and Equipment” and they can have the following origin: (i) work in progress which is expensed to profit or loss, forming part of operating costs or other expenses per function, as appropriate; (ii) the variation representing the purchase and use of materials and spare parts; (iii) projects corresponding mainly to exploration expenditures and ground studies that are reclassified to the item other non-current financial assets; (iv) software that is reclassified to “Intangibles (v) Provisions related to the investment plan and assets related to closing the site. (2) See note 23.5. This corresponds to assets identified as not being used in the operation due to their specific characteristics.

Notes to the Consolidated Interim Financial Statements September 30, 2023
16.3     Detail of property, plant and equipment pledged as guarantee
There are no restrictions in title or guarantees for compliance with obligations that affect property, plant and equipment.
16.4     Cost of capitalized interest, property, plant and equipment
The rates and costs for capitalized interest of property, plant and equipment are detailed as follows:

Capitalized interest costs	As of September 30, 2023	As of September 30, 2022
	ThUS$	ThUS$
Weighted average capitalization rate of capitalized interest costs	5%	4%
Amount of interest costs capitalized	30,826	17,108

Notes to the Consolidated Interim Financial Statements September 30, 2023
Note 17 Other current and non-current non-financial assets
As of September 30, 2023, and December 31, 2022, the detail of “Other Current and Non-current Assets” is as follows:

Other non-financial assets, current	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
Domestic Value Added Tax	41,739	81,361
Foreign Value Added Tax	100,865	66,926
Prepaid mining licenses	3,248	1,122
Prepaid insurance	2,570	33,896
Other prepayments	3,868	1,230
Reimbursement of Value Added Tax to exporters	31,900	3,020
Other taxes	6,810	7,512
Other assets	904	1,268
Total	191,904	196,335

Other non-financial assets, non-current	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
Exploration and evaluation expenses	52,589	44,023
Guarantee deposits	884	717
Foreign VAT (1)	213,582	7,656
Total	267,055	52,396
(1)Value-added taxes to be recovered from the commercial office of SQM Shanghai Chemicals Co. Ltd., where that recovery is expected to take longer than 12 months.
Movements in assets for the exploration and evaluation of mineral resources as of September 30, 2023, and December 31, 2022:

Conciliation	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
Opening balance	44,023	26,752
Change in assets for exploration and evaluation of mineral resources
Additions	7,720	11,341
Short term reclassifications	772	(465)
Increase (decrease) due to transfers and other charges	74	6,395
Total changes	8,566	17,271
Total	52,589	44,023
As of the presentation date, no reevaluations of assets for exploration and assessment of mineral resources have been conducted.

Notes to the Consolidated Interim Financial Statements September 30, 2023
Mineral resource exploration and evaluation expenditure
Given the nature of operations of the Company and the type of exploration it undertakes, disbursements for exploration can be found in 4 stages: Execution, economically feasible, not economically feasible and in exploitation:
(a)Not economically feasible: Exploration and evaluation disbursements, once finalized and concluded to be not economically feasible, will be charged to profit and loss. As of September 30, 2023, and December 31, 2022, there were no disbursements for this concept.

(b)Execution: Disbursements for exploration and evaluation under implementation and therefore prior to determination of economic feasibility, are presented as part of property, plant and equipment as constructions in progress.

Explorations in execution	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
Chile	7,091	3,699
Total	7,091	3,699

Conciliation of explorations in execution	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
Opening balance	3,699	1,000
Disbursements	4,177	4,227
Reclassifications	(785)	(1,528)
Total changes	3,392	2,699
Total	7,091	3,699

(c)Economically feasible: Reimbursements for exploration and evaluation whose study concluded that its economic viability is viable are classified in “Other non-financial assets, non-current.”

Prospecting	Type of Exploration	As of September 30, 2023	As of December 31, 2022
		ThUS$	ThUS$
Chile (1)	Metallic/Non-Metallic	46,019	36,327
Total		46,019	36,327
(1) The value presented for Chile is composed as of September 2023 for ThUS 13,290 corresponding to non-metallic explorations and evaluations and ThUS$ 32,729 associated with metallic explorations. In December 2022, the amounts of non-metallic and metallic explorations were ThUS$ 11,417 ThUS$ 24,910, respectively.
(2) Reclassification of the Mt Holland Project following the commencement of operations in Australia.

Notes to the Consolidated Interim Financial Statements September 30, 2023

Prospecting conciliation	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
Opening balance	36,327	18,154
Additions	7,720	11,341
Reclassifications from Exploration in execution – Chile	1,972	8,864
Reclassifications to Exploration in Exploitation-Chile	-	(2,032)
Total changes	9,692	18,173
Total	46,019	36,327
(d)In Exploitation: Caliche exploration disbursements that are found in this area are amortized based on the material exploited, the portion that is expected to be exploited in the following 12 months is presented as current assets in the “Inventories in process” and the remaining portion is classified as “Other Non-current Non-Financial Assets”.

Short-term exploitation reconciliation	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
Opening balance	1,700	1,235
Amortization	-	-
Reclassifications	(772)	465
Total changes	(722)	465
Total	928	1,700

Long-term exploitation reconciliation	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
Opening balance	7,696	8,598
Amortization	(1,898)	(2,421)
Reclassifications	772	1,519
Total changes	(1,126)	(902)
Total	6,570	7,696

Notes to the Consolidated Interim Financial Statements September 30, 2023
Note 18     Employee benefits
18.1 Provisions for employee benefits

Classes of benefits and expenses by employee	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
Current
Profit sharing and bonuses	851	2,270
Performance bonds and operational targets	16,526	33,106
Total	17,377	35,376
Non-current
Profit sharing and bonuses	15,111	8,973
Severance indemnity payments	36,967	34,899
Total	52,078	43,872
18.2Policies on defined benefit plan
This policy is applied to all benefits received for services provided by the Company's employees. This is divided as follows:
a)Short-term benefits for active employees are represented by salaries, social welfare benefits, paid time off, sickness and other types of leave, profit sharing and incentives and non-monetary benefits; e.g., healthcare service, housing, subsidized or free goods or services. These will be paid in a term which does not exceed twelve months. The Company maintains incentive programs for its employees, which are calculated based on the net result at the close of each period by applying a factor obtained from an evaluation based on their personal performance, the Company’s performance and other short-term and long-term indicators.

b)Staff severance indemnities are agreed and payable based on the final salary, calculated in accordance with each year of service to the Company, with certain maximum limits in respect of either the number of years or in monetary terms. In general, this benefit is payable when the employee or worker ceases to provide his/her services to the Company and there are a number of different circumstances through which a person can be eligible for it, as indicated in the respective agreements; e.g. retirement, dismissal, voluntary retirement, incapacity or disability, death, etc. See Note 18.3.

c)Obligations after employee retirement, described in Note 18.4.

d)Retention bonuses for a group of Company executives, described in Note 18.6.

Notes to the Consolidated Interim Financial Statements September 30, 2023
18.3Other long-term benefits
The actuarial assessment method has been used to calculate the Company’s obligations with respect to staff severance indemnities, which relate to defined benefit plans consisting of days of remuneration per year served at the time of retirement under conditions agreed in the respective agreements established between the Company and its employees.
Under this benefit plan, the Company retains the obligation to pay staff severance indemnities related to retirement, without establishing a separate fund with specific assets, which is referred to as not funded.
Benefit payment conditions
The staff severance indemnity benefit relates to remuneration days for years worked for the Company without a limit being imposed in regard of amount of salary or years of service. It applies when employees cease to work for the Company because they are made redundant or in the event of their death. This benefit is applicable up to a maximum age of 65 for men and 60 for women, which are the usual retirement ages according to the Chilean pensions system as established in Decree Law 3,500 of 1980.
Methodology
The determination of the defined benefit obligation is made under the requirements of IAS 19 “Employee benefits”.
18.4Post-employment benefit obligations
Our subsidiary SQM NA, together with its employees established a pension plan until 2002 called the “SQM North America Retirement Income Plan”. This obligation is calculated measuring the expected future forecast staff severance indemnity obligation using a net salary gradual rate of restatements for inflation, mortality and turnover assumptions, discounting the resulting amounts at present value using the interest rate defined by the authorities.
For workers under contract, since 2003, SQM NA offers benefits related to pension plans based on the 401-K system to its employees, which does not generate obligations for the Company.
As of September 30, 2023, and December 31, 2022, the value of assets associated with the SQM NA pension plan amounts to ThUS$4,703.

Notes to the Consolidated Interim Financial Statements September 30, 2023
18.5Staff severance indemnities
As of September 30, 2023, and December 31, 2022, severance indemnities calculated at the actuarial value are as follows:

Staff severance indemnities	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
Opening balance	(34,899)	(27,099)
Current cost of service	(2,543)	(4,204)
Interest cost	(1,642)	(1,928)
Actuarial gain loss	(1,227)	(5,305)
Exchange rate difference	1,321	551
Benefits paid during the year	2,023	3,086
Total	(36,967)	(34,899)

(a)Actuarial assumptions
The liability recorded for staff severance indemnity is valued at the actuarial value method, using the following actuarial assumptions:

Actuarial assumptions	As of September 30, 2023	As of December 31, 2022	Annual/Years
Mortality rate	RV - 2014	RV - 2014
Discount interest rate	6.08%	5.12%
Voluntary retirement rate:
Men	3.82%	6.49%	Annual
Women	3.82%	6.49%	Annual
Salary increase	4.01%	3.00%	Annual
Retirement age:
Men	65	65	Years
Women	60	60	Years

(b)Sensitivity analysis of assumptions
As of September 30, 2023 and December 31, 2022, the Company has conducted a sensitivity analysis of the main assumptions of the actuarial calculation, determining the following:

Sensitivity analysis as of September 30, 2023	Effect + 100 basis points	Effect - 100 basis points
	ThUS$	ThUS$
Discount rate	(2,903)	3,267
Employee turnover rate	(381)	426

Sensitivity analysis as of December 31, 2022	Effect + 100 basis points	Effect - 100 basis points
	ThUS$	ThUS$
Discount rate	(2,090)	2,352
Employee turnover rate	(274)	307

Sensitivity relates to an increase/decrease of 100 basis points.

Notes to the Consolidated Interim Financial Statements September 30, 2023
18.6Executive compensation plan
The Company currently has a compensation plan with the purpose of motivating the Company’s executives and encouraging them to remain with the Company. There are two compensation plans in effect as of September 30, 2023:
I)Financial target compensation plan

(a)Plan characteristics

This compensation plan is paid in cash.

(b)Plan participants and payment dates

A total of 41 Company executives are entitled to this benefit, provided they remain with the Company until year end of 2025. The payment dates, where relevant, will be during the first quarter of 2026.
This compensation plan was approved by the Board and was first applied on January 1, 2022. Expenditure for the period corresponds to ThUS$15,111 and ThUS$ 8,495 as of September 30, 2023 and 2022 respectively. The income statement was charged with ThUS$ 6,615 and ThUS$ 5,505 during the periods ended September 30, 2023 and 2022 respectively.

II)Share-based compensation plan
During the first quarter of 2023, the remaining balance of this plan, which ended on December 31, 2022, was paid in the amount of ThUS$2,390.

Notes to the Consolidated Interim Financial Statements September 30, 2023
Note 19    Provisions and other non-financial liabilities
19.1Types of provisions

Types of provisions	As of September 30, 2023			As of December 31, 2022
	Current	Non-current	Total	Current	Non-current	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Provision for legal complaints (1)	106	1,188	1,294	52,106	1,603	53,709
Provision for dismantling, restoration and rehabilitation cost (2)	-	52,214	52,214	-	53,995	53,995
Other provisions (3)	686,336	1,392	687,728	1,251,040	2,455	1,253,495
Total	686,442	54,794	741,236	1,303,146	58,053	1,361,199

(1) These provisions correspond to legal processes that are pending resolution or that have not yet been disbursed, these provisions are mainly related to litigation involving the subsidiaries located in Chile, Brazil and the United States (see note 21.1).
(2) Sernageomin commitments for the restoration of the location of the production sites have been incorporated. This cost value is calculated at discounted present value, using flows associated with plans with an evaluation horizon that fluctuates between 8 and 25 years for potassium-lithium operations and 11 to 22 years for nitrate-iodine operations. The rates used to discount future cash flows are based on market rates for the aforementioned terms.
(3) See Note 19.2.

Notes to the Consolidated Interim Financial Statements September 30, 2023
19.2     Description of other provisions

Current provisions, other short-term provisions	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
Rent under Lease contract (1)	656,266	1,189,326
Provision for additional tax related to foreign loans	1,586	1,085
End of agreement bonus	8,518	35,819
Employee bonus	4,504	-
Directors’ per diem allowance	4,676	4,250
Miscellaneous provisions	10,786	20,560
Total	686,336	1,251,040
(1) Payment Obligations for the lease contract with CORFO: These correspond to obligations assumed in the Lease Agreement. Our subsidiary SQM Salar holds exclusive rights to exploit the mineral resources in an area covering approximately 140,000 hectares of land in the Salar de Atacama in northern Chile, of which SQM Salar is only entitled to exploit the mineral resources in 81,920 hectares. These rights are owned by Corfo and leased to SQM Salar pursuant to the Lease Agreement. Corfo cannot unilaterally amend the Lease Agreement and the Project Agreement, and the rights to exploit the resources cannot be transferred. The Lease Agreement establishes that SQM Salar is responsible for making quarterly lease payments to Corfo according to specified percentages of the value of production of minerals extracted from the Salar de Atacama brines, maintaining Corfo’s rights over the Mining Exploitation Concessions and making annual payments to the Chilean government for such concession rights. The Lease Agreement was entered into in 1993 and expires on December 31, 2030. On January 17, 2018, SQM and CORFO reached an agreement to end an arbitration process directed by the arbitrator, Mr. Héctor Humeres Noguer, in case 1954-2014 of the Arbitration and Mediation Center of Santiago Chamber of Commerce and other cases related to it.
The agreement signed in January 2018, includes important amendments to the lease agreement and project agreement signed between CORFO and SQM in 1993. The main modifications became effective on April 10, 2018 and require (i) higher lease payments as a result of increased lease rates associated with the sale of the different products produced in the Salar de Atacama, including lithium carbonate, lithium hydroxide and potassium chloride; (ii) SQM Salar commits to contribute between US$10.8 and US$18.9 million per year to research and development efforts, between US$10 and US$15 million per year to the communities near the Salar de Atacama basin, and to annually contribute 1.7% of SQM Salar’s total annual sales to regional development; (iii) Corfo authorization for CCHEN to establish a total production and sales limit for lithium products produced in the Salar de Atacama of up to 349,553 metric tons of lithium metal equivalent (1,860,671 tons of lithium carbonate equivalent), which is in addition to the approximately 64,816 metric tons of lithium metal equivalent (345,015 tons of lithium carbonate equivalent) remaining from the originally authorized amount; (iv) provisions relating to the return of real estate and movable property leased to Corfo, the transfer of environmental permits to Corfo at no cost and the granting of purchase options to Corfo for production facilities and water rights in the Salar de Atacama upon termination of Corfo agreements; and (v) prohibitions on the sale of lithium brine extracted from leased mining concessions.

Notes to the Consolidated Interim Financial Statements September 30, 2023

The fee structure is as follows:

Price US$/MT Li2CO3	Lease rental rate
$0 - $4,000	6.8%
$4,000 - $5,000	8.0%
$5,000 - $6,000	10.0%
$6,000 - $7,000	17.0%
$7,000 - $10,000	25.0%
> $10,000	40.0%

Price US$/MT LiOH	Lease rental rate
$0 - $5,000	6.8%
Over $5,000 - $6,000	8.0%
Over $6,000 - $7,000	10.0%
Over $7,000 - $10,000	17.0%
Over $10,000 - $12,000	25.0%
Over $12,000	40.0%

Price US$/MT KCl	Lease rental rate
$0 - $300	3.0%
Over $300 - $400	7.0%
Over $400 - $500	10.0%
Over $500 - $600	15.0%
Over $600	20.0%

The Lease Agreement and the Project Agreement are subject to early termination in the case of certain default events. Under these, Corfo is obliged to use its best efforts to initiate a public bidding process or the corresponding contracting procedure for the execution of an act or contract for the exploitation of the OMA mining properties currently leased by SQM no later than June 30, 2027, and to resolve it no later than July 30, 2029.

Notes to the Consolidated Interim Financial Statements September 30, 2023

19.3     Changes in provisions

Description of items that gave rise to changes as of September 30, 2023	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	53,709	53,995	1,253,495	1,361,199
Changes
Additional provisions	266	5,881	1,740,630	1,746,777
Provision used	(52,697)	-	(2,297,065)	(2,349,762)
Increase(decrease) in foreign currency exchange	16	-	813	829
Others	-	(7,662)	(10,145)	(17,807)
Total Increase (decreases)	(52,415)	(1,781)	(565,767)	(619,963)
Total	1,294	52,214	687,728	741,236

Description of items that gave rise to changes as of December 31, 2022	Legal complaints	Provision for dismantling, restoration and rehabilitation cost	Other provisions	Total
	ThUS$	ThUS$	ThUS$	ThUS$
Total provisions, initial balance	49,741	58,592	270,371	378,704
Changes
Additional provisions	3,981	7,085	3,045,758	3,056,824
Provision used	-	-	(2,060,321)	(2,060,321)
Increase(decrease) in foreign currency exchange	(1)	(35)	4	(32)
Others	(12)	(11,647)	(2,317)	(13,976)
Total Increase (decreases)	3,968	(4,597)	983,124	982,495
Total	53,709	53,995	1,253,495	1,361,199

Notes to the Consolidated Interim Financial Statements September 30, 2023

19.4     Other non-financial liabilities, Current

Description of other liabilities	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
Tax withholdings	1,493	46,518
VAT payable	24,665	43,439
Guarantees received	1,010	743
Accrual for dividend	147,032	7,370
Monthly tax provisional payments	53,286	289,326
Deferred income	22,521	19,341
Withholdings from employees and salaries payable	7,812	7,242
Accrued vacations (1)	34,412	29,642
Other current liabilities	444	2,856
Total	292,675	446,477
(1) Vacation benefit (short-term benefits to employees, current) is in line with the provisions established in Chile’s Labor Code, which indicates that employees with more than a year of service will be entitled to annual vacation for a period of at least fifteen paid business days. The Company provides the benefit of two additional vacation days.

Notes to the Consolidated Interim Financial Statements September 30, 2023
Note 20    Disclosures on equity
The detail and movements of equity accounts are shown in the consolidated statement of changes in equity.
20.1Capital management
The main object of capital management relative to the administration of the Company’s financial debt and equity is to ensure the regular conduct of operations and business continuity in the long term, with the constant intention of maintaining an adequate level of liquidity and in compliance with the financial safeguards established in the debt contracts in force. Within this framework, decisions are made in order to maximize the value of the company.
Capital management must comply with, among others, the limits contemplated in the Financing Policy approved by the Shareholders’ Meeting, which establishes a maximum consolidated indebtedness level of 1 times the debt to equity ratio. This limit can be exceeded only if the Company’s management has first obtained express approval at an Extraordinary Shareholders’ Meeting.
The Company’s controls over capital management are based on the following ratios:

Capital Management	As of September 30, 2023	As of December 31, 2022	Description (1)	Calculation (1)
Net Financial Debt (ThUS$)	845,035	(721,980)	Financial Debt – Financial Resources	Other current Financial Liabilities + Other Non-Current Financial Liabilities – Cash and Cash Equivalents – Other Current Financial Assets – Hedging Assets, non-current
Liquidity	2.28	2.29	Current Assets divided by Current Liabilities	Total Current Assets / Total Current Liabilities
ROE	56.15%	79.37%	Profit for the year divided by Total Equity	Profit for the year / Equity
Adjusted EBITDA (ThUS$)	2,752,454	5,838,439	Adjusted EBITDA	EBITDA – Other income – Other gains (losses) - Share of Profit of associates and joint ventures accounted for using the equity method + Other expenses by function + Net impairment gains on reversal (losses) of financial assets – Finance income – Currency differences.
EBITDA (ThUS$)	2,827,691	5,817,605	EBITDA	Profit (loss) + Depreciation and Amortization Expense adjustments + Finance Costs + Income Tax
ROA	51.24%	78.61%	Adjusted EBITDA – Depreciation divided by Total Assets net of financial resources less related parties’ investments	(Gross Profit – Administrative Expenses) / (Total Assets – Cash and Cash Equivalents – Other Current Financial Assets – Other Non-Current Financial Assets – Equity accounted Investments) (LTM)
Indebtedness	0.16	(0.15)	Net Financial Debt on Equity	Net Financial Debt / Total Equity

The Company’s capital requirements change according to variables such as: working capital needs, new investment financing and dividends, among others. The SQM Group manages its capital structure and makes adjustments based on the predominant economic conditions so as to mitigate the risks associated with adverse market conditions and take advantage of the opportunities there may be to improve the liquidity position of the SQM Group.
There have been no changes in the capital management objectives or policy within the years reported in this document, no breaches of external requirements of capital imposed have been recorded. There are no contractual capital investment commitments.

Notes to the Consolidated Interim Financial Statements September 30, 2023
20.2Operational restrictions and financial limits
Bond issuance contracts in the local market require the Company to maintain a Total Borrowing Ratio no higher than 1 for Series H, Series O and Series Q bonds, calculated over the last consecutive 12 months.
Capital management must ensure that the Borrowing Ratio remains below 1.0. As of September 30, 2023 this ratio was 0.16.
The financial restrictions with respect to the bonds issued by the Company for the periods ended September 30, 2023 and December 31, 2022.

As of September 30, 2023	Financial restrictions
	Financial restrictions	Financial restrictions	Financial restrictions	Financial restrictions
Instrument with restriction	Bonds	Bonds	Bonds	Bank loans
Reporting party or subsidiary restriction
Creditor	Bondholders	Bondholders	Bondholders	Scotiabank
Registration number	H	Q	O	PB 70M
Name of financial indicator or ratio (See definition in Note 20.1)	NFD/Equity	NFD/Equity	NFD/Equity	NFD/Equity
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Restriction (Range, value and unit of measure)	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00
Indicator or ratio determined by the company	0.16	0.16	0.16	0.16
Fulfilled YES/NO	yes	yes	yes	yes

As of December 31, 2022	Financial restrictions
	Financial restrictions	Financial restrictions	Financial restrictions	Financial restrictions
Instrument with restriction	Bonds	Bonds	Bonds	Bank loans
Reporting party or subsidiary restriction
Creditor	Bondholders	Bondholders	Bondholders	Scotiabank
Registration number	H	Q	O	PB 70M
Name of financial indicator or ratio (See definition in Note 20.1)	NFD/Equity	NFD/Equity	NFD/Equity	NFD/Equity
Measurement frequency	Quarterly	Quarterly	Quarterly	Quarterly
Restriction (Range, value and unit of measure)	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00	Must be less than 1.00
Indicator or ratio determined by the company	(0.15)	(0.15)	(0.15)	(0.15)
Fulfilled YES/NO	yes	yes	yes	yes

Bond issuance contracts in foreign markets require that the Company does not merge, or dispose of, or encumber all or a significant portion of its assets, unless all of the following conditions are met: (i) the legal successor is an entity constituted under the laws of Chile or the United States, which assumes all the obligations of the Company in a supplemental indenture, (ii) immediately after the merger or disposal or encumbrance there is no default by the issuer, and (iii) the issuer has provided a legal opinion indicating that the merger or disposal or encumbrance and the supplemental indenture comply with the requirements of the original indenture.
The Company and its subsidiaries are complying with all the aforementioned limitations, restrictions and obligations.

20.3Disclosures on preferred share capital

Notes to the Consolidated Interim Financial Statements September 30, 2023
Issued share capital is divided into Series A shares and Series B shares. All such shares are nominative, have no par value and are fully issued, subscribed and paid.
Series B shares may not exceed 50% of the total issued, subscribed and paid-in shares of the Company and have a limited voting right, in that all of them can only elect one director of the Company, regardless of their equity interest and preferences:
(a)    require the calling of an Ordinary or Extraordinary Shareholders' Meeting when so requested by Series B shareholders representing at least 5% of the issued shares thereof; and
(b)    require the calling of an extraordinary meeting of the board of directors, without the president being able to qualify the need for such a request, when so requested by the director who has been elected by the shareholders of said Series B.
The limitation and preferences of Series B shares have a duration of 50 consecutive and continuous years as of June 3, 1993.
The Series A shares have the preference of being able to exclude the director elected by the Series B shareholders in the voting process in which the president of the board of directors and of the Company must be elected and which follows the one in which the tie that allows such exclusion resulted.
The preference of the Series A shares will have a term of 50 consecutive and continuous years as of June 3, 1993. The form of the titles of the shares, their issuance, exchange, disablement, loss, replacement, assignment and other circumstances thereof shall be governed by the provisions of Law No, 18,046 and its regulations.
At September 30, 2023, the Group hold 648 Series A shares treasury shares.
Detail of capital classes in shares:

Type of capital in preferred shares	As of September 30, 2023		As of December 31, 2022
	Series A	Series B	Series A	Series B
Description of type of capital in shares
Number of authorized shares	142,819,552	142,818,904	142,819,552	142,818,904
Number of fully subscribed and paid shares	142,819,552	142,818,904	142,819,552	142,818,904
Number of subscribed, partially paid shares	-	-	-	-
Increase (decrease) in the number of current shares	-	-	-	-
Number of outstanding shares	142,818,904	142,818,904	142,818,904	142,818,904
Number of shares owned by the Company or its subsidiaries or associates	648	-	648	-
Number of shares whose issuance is reserved due to the existence of options or agreements to dispose shares	-	-	-	-
Capital amount in shares ThUS$	134,750	1,442,893	134,750	1,442,893
Total number of subscribed shares	142,819,552	142,818,904	142,819,552	142,818,904

Notes to the Consolidated Interim Financial Statements September 30, 2023
20.4Disclosures on reserves in Equity
This caption comprises the following:

Disclosures on reserves in equity	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
Reserve for currency exchange conversion (1)	(6,979)	(8,042)
Reserve for cash flow hedges (2)	(9,605)	(14,575)
Reserve for gains and losses from financial assets measured at fair value through other comprehensive income (3)	(12,735)	(10,973)
Reserve for actuarial gains or losses in defined benefit plans (4)	(10,224)	(9,198)
Other reserves	11,675	11,663
Total	(27,868)	(31,125)
(1) This balance reflects retained earnings for changes in the exchange rate when converting the financial statements of subsidiaries whose functional currency is different from the US dollar.
(2) The Company maintains, as hedge instruments, financial derivatives related to obligations with the public issued in UF and Chilean pesos, Changes from the fair value of derivatives designated and classified as hedges are recognized under this classification.
(3) This caption includes the fair value of equity investments that are not held for trading and that the group has irrevocably opted to recognize in this category upon initial recognition. In the event that such equity instruments are fully or partially disposed of, the proportional accumulated effect of accumulated fair value will be transferred to retained earnings.
(4) This caption reflects the effects of changes in actuarial assumptions, mainly changes in the discount rate.

Notes to the Consolidated Interim Financial Statements September 30, 2023
Movements in other reserves and changes in interest were as follows:

Movements	Foreign currency translation difference (1)	Reserve for cash flow hedges		Reserve for actuarial gains and losses from defined benefit plans		Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income		Other reserves	Total reserves
	Before taxes	Before taxes	Tax	Before taxes	Deferred taxes	Before Taxes	Deferred taxes	Before taxes	Reserves	Deferred taxes	Total reserves
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
As of January 1, 2022	(7,913)	(46,589)	12,564	(5,879)	1,705	(15,271)	4,125	13,103	(62,549)	18,394	(44,155)
Movement of reserves	(129)	36,079	-	(6,276)	-	190	-	(985)	28,879	-	28,879
Reclassification adjustments	-	(9,457)	-	-	-	-	-	(455)	(9,912)	-	(9,912)
Related taxes	-	-	(7,172)	-	1,252	-	(17)	-	-	(5,937)	(5,937)
As of December 31, 2022	(8,042)	(19,967)	5,392	(12,155)	2,957	(15,081)	4,108	11,663	(43,582)	12,457	(31,125)
Movement of reserves	1,063	(77,284)	-	(1,410)	-	(2,414)	-	12	(80,033)	-	(80,033)
Reclassification adjustments	-	84,093	-	-	-	-	-	-	84,093	-	84,093
Related taxes	-	-	(1,839)	-	384	-	652	-	-	(803)	(803)
Balances as of September 30, 2023	(6,979)	(13,158)	3,553	(13,565)	3,341	(17,495)	4,760	11,675	(39,522)	11,654	(27,868)
(1) See details on reserves for foreign currency translation differences on conversion in Note 25, letter a).

Notes to the Consolidated Interim Financial Statements September 30, 2023
Other reserves
This caption corresponds to the legal reserves reported in the stand-alone financial statements of the subsidiaries and associates that are mentioned below and that have been recognized in SQM’s equity through the application of the equity method.

Subsidiary – Associate	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
SQM Iberian S.A.	9,464	9,464
SQM Europe NV	1,957	1,957
Soquimich European holding B.V.	828	828
Soquimich Comercial S.A.	(389)	(401)
SQM Vitas Fzco.	85	85
Pavoni & C. Spa	7	7
SQM Iberian S.A.	(1,677)	(1,677)
Orcoma Estudios SPA	2,121	2,121
Other	(721)	(721)
Total Other reserves	11,675	11,663
20.5     Dividend policies
As required by Article 79 of the Chilean Companies Act, unless otherwise decided by unanimous vote of the holders of issued and subscribed shares, a publicly traded corporation must annually distribute a cash dividend to its shareholders, prorated based on their shares or the proportion established in the company’s bylaws if there are preferred shares, with at least 30% of our consolidated profit for each year.

Dividend policy for commercial year 2023
Company’s dividend policy for the 2023 business year was agreed upon by the Board of Directors on April 26, 2023. On that occasion, the following was decided:
(a)Distribute and pay to the corresponding shareholders, a percentage of the net income that shall be determined per the following financial parameters as a final dividend:

(i)100% of the profit for 2023 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.8 times.

(ii)80% of the profit for 2023 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 2.0 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 0.9 times.

(iii)60% of the profit for 2023 if all the following financial parameters are met: (a) “all current assets” divided by “all current liabilities” is equal to or greater than 1.5 times, and (b) the sum of “all current liabilities” and “all non-current liabilities”, less “cash equivalents”, less “other current financial assets”, all of the above divided by “total equity” in equal or less than 1.0 times.

If none of the foregoing financial parameters are met, the Company shall distribute and pay, as a final dividend, and in favor of the respective shareholders, 50% of the 2023 net income.

Notes to the Consolidated Interim Financial Statements September 30, 2023

(b)Distribute and pay in 2023 interim dividends, which will be charged against the aforementioned final dividend.

(c)The amount of the provisional dividends may be higher or lower, provided that, based on the information available to the Board of Directors on the date when their distribution is agreed to, this will not have a negative or material effect on the Company's ability to carry out its investments, meet its obligations, and in general to comply with the investment and financing policy approved by the Ordinary Shareholders’ Meeting.

(d)At the ordinary meeting to be held in 2024, the Company's Board of Directors will propose a final dividend in line with the percentage corresponding to the financial parameters outlined in (a) above, discounting the provisional dividends previously distributed in 2023.

(e)Any remaining amount from the net profits from 2023 can be retained and used to finance the Company’s own operations or one or more of its investment projects, notwithstanding a possible distribution of dividends charged to accumulated profit that might be approved by the shareholders’ meeting or the possible future capitalization of all or part of it.

(f)The payment of additional dividends is not being considered.
It must be expressly stated that this dividends policy details the intention of the Company’s Board of Directors and its fulfillment depends on the actual profits obtained, as well as on the results indicated by the projections the Company makes from time to time or on the existence of particular conditions, as appropriate. In any case, if the dividend policy set forth by the Board of Directors should undergo any substantial change, the Company must communicate it as a material event.
20.6     Interim and provisional dividends
On April 26, 2023, the Board of Directors agreed to pay a final dividend equivalent to US$ 3.22373 per share which the Company must pay to reach the amount of US$10.94060 for the final dividend as per the Policy. This final dividend already considers the first interim dividend of US$ 2.78716 per share, the second interim dividend of US$ 1.84914 per share, and the eventual dividend of US$ 3.08056 per share that were paid in 2022.
On May 17, 2023, the Company’s Board of Directors agreed to pay an interim dividend equivalent to US$0.78760 per share charged to the Company’s 2023 fiscal year profits. This amount will be paid in its equivalent in Chilean pesos, national currency based on the observed US dollar value that appears in the Official Gazette on July 17, 2023.
On August 16, 2023, the Board agreed to pay an interim dividend of US$0.60940 per share from the Company's earnings for 2023. This dividend will be paid in Chilean pesos at the official US dollar exchange rate published in the Official Gazette as of November 6, 2023.

Notes to the Consolidated Interim Financial Statements September 30, 2023
20.7     Potential and provisional dividends
Dividends discounted from equity were as follows:

Dividends	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
Interim dividend	224,968	2,204,229
Final dividend	920,819	-
Dividend according to policy	317,879	-
Owners of the Parent	1,463,666	2,204,229
Dividend according to policy	2,316	7,369
Non-controlling interests	2,316	7,369
Dividends discounted from equity for the period	1,465,982	2,211,598

Notes to the Consolidated Interim Financial Statements September 30, 2023
Note 21     Contingencies and restrictions
In accordance with note 19.1, the Company recognizes a provision for those lawsuits in which there is a probability that the judgments will be unfavorable to the Company. The Company is party to the following lawsuits and other relevant legal actions:
21.1Lawsuits and other relevant events
(a)In 1995, Nitratos Naturais do Chile Ltda. was sanctioned by the Fazenda do Estado de Sao Paulo for shipping goods to a different branch without proper authorization. The Sao Paulo State Treasury initiated legal proceedings to collect almost ThUS$ 352. There has been no movement with respect to this case since May 2017.

(b)In August 1996, Nitratos Naturais do Chile Ltda. was fined by Fazenda do Estado de Sao Paulo for concluding activities without attaching the necessary documentation for submission to the competent authorities. The treasury of the State of Sao Paulo initiated legal actions to collect close to ThUS$ 492. Nitratos Naturais do Chile has presented a case to the federal court of Brazil to request a reduction in the fine, which is currently pending.

(c)In August 2004, Nitratos Naturais do Chile Ltda. was fined by Fazenda do Estado de Sao Paulo for failing to report trade activities. The treasury of the State of Sao Paulo initiated legal actions to collect close to ThUS$ 265. In 2018, the Court of Appeals agreed to a reduction in the fine and the Fazenda do Estado de Sao Paulo appealed to the Court of Brazil, and this appeal is still pending.

(d)In December 2010, the city of Pomona in the state of California, United States, filed a claim against SQM NA, which was heard before the US District Court for the Central District of California. The plaintiff requested the payment of expenses and other values related to treatment of groundwater to make it apt for consumption, which involved the extraction of perchlorate in this water, which allegedly came from Chilean fertilizers. These proceedings have been suspended.

(e)In May 2014, a claim of compensation for damages was filed against SQM Nitratos for its alleged liability derived from an explosion occurring in 2010 in the vicinity of the town of Baquedano, which caused the death of six workers. The portion of the claim that has not been settled in court is approximately US$ 1.2 million. On May 7, 2019, the 18th Civil Court of Santiago dismissed the claim. The case currently is in the Santiago Court of Appeals, awaiting a ruling.

(f)In January 2018, the company Transportes Buen Destino S.A. filed an arbitration claim under CAM rules against SQM Salar for controversies resulting from the execution of transport contracts for lithium brine and transport of salts. The amount of the claim is close to US$ 3 million. The arbitration is currently in the evidence stage.

(g)In September 2018, representatives Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya, Camila Ruzla and Rojas Valderrama filed a public right annulment suit against Corfo regarding the Salar de Atacama Project Contract signed between Corfo and SQM Salar. The Company has intervened as an independent third party. This discussion stage has concluded. For more information, see Note 21.4.

(h)The Company and FPC Ingeniería y Construcción SpA were sued in May 2019 for compensation for damages resulting from alleged extracontractual liability derived from the traffic accident occurring on March 5, 2018, involving the overturn of a truck owned by FPC and the subsequent death of its two

Notes to the Consolidated Interim Financial Statements September 30, 2023
occupants, both employees of FPC. The four children of one of the deceased workers are the plaintiffs in this case and are seeking compensation for moral damages. The case is in the 19th Civil Court of Santiago and is in the evidence stage. The amount of the claim is close to US$ 1.2 million.

(i)Through resolution dated April 14, 2020, the General Water Bureau (DGA) fined SQM Salar S.A. an amount of 4,180 UTM for the alleged violation of article 294 of the Water Code. This resolution was appealed for reconsideration, and its resolution is currently pending.

(j)On April 6, 2021, Empresa Eléctrica Cochrane SpA requested the constitution of arbitration to resolve a dispute in relation to electricity supply contracts signed on March 30, 2012, and February 1, 2013. The trial is currently in the discussion stage. On January 17, 2022, the Company filed a claim for early termination of the electricity supply contracts against Empresa Eléctrica Cochrane SpA. at the same arbitration tribunal. The discussion. Both trials have reached the evidence stage

(k)In October 2021, the Company requested the constitution of an arbitration against Chilena Consolidada Seguros Generales S.A. to resolve differences in relation to the interpretation and execution of the directors' and officers' liability insurance policy. The case has reached the evidence stage.

(l)In February 2022, the company Montajes Eléctricos y Construcciones RER Limitada filed a claim for damages before the 21st Civil Court of Santiago against SQM Industrial S.A. for its alleged liability derived from the breach of an electrical installation contract. The case has reached the evidence stage and amounts to approximately ThUS$542.
(m)In March 2023, Mr. Josué Merari Trujillo Montejano filed a lawsuit against SQM Comercial de México, S.A. de C.V. for damages for third-party civil liability for the death of his brother Mr. Manuel Agustín Trujillo Montejano, before the First Instance Judge of the Civil Branch of the city of Zapopan, Mexico. The lawsuit is currently under discussion. The amount of the lawsuit is approximately ThUS$330.
(n)In May 2023, Mrs. Nicole Denise Contreras Cereceda, filed a claim for compensation for moral damages, consequential damages and loss of profits, derived from injuries suffered as a result of a work-related accident, before the Labor Court of Antofagasta against a contractor company and also against the Company. The case has reached the preparatory hearing stage. The amount of the lawsuit is approximately ThUS$217.

(o)In May 2023, the heirs of Sami Al Taweel, a shareholder of Abu Dhabi Fertilizer Industries Company LLC ("Adfert"), filed a claim against SQM Corporation NV, other shareholders and former officers and directors of Adfert appointed by SQM Corporation NV, with the Settlement Center of the Abu Dhabi Commercial Court of First Instance, which alleges a debt of AED 73.5 million. United Arab Emirates rules require a mandatory reconciliation process prior to the judicial stage. The case has reached the discussion stage.

(p)In May 2023, Mr. Luis Guillermo Benítez Peña and 17 other employees filed a lawsuit against a contractor, the Company and six other companies with the Labor Court of San Miguel for indirect dismissal, annulment of dismissal and payment of employment benefits. The lawsuit has been served on the defendants and a preparatory hearing is pending. The lawsuit totals approximately ThUS$ 358.
The Company and its subsidiaries have been involved and will probably continue to be involved either as plaintiffs or defendants in certain judicial proceedings that have been and will be heard by the arbitration or ordinary courts of justice that will make the final decision. Those proceedings that are regulated by the appropriate legal regulations are intended to exercise or oppose certain actions or exceptions related to certain mining claims either granted or to be granted and that do not or will not affect in an essential manner the development of the Company and its subsidiaries.

Notes to the Consolidated Interim Financial Statements September 30, 2023
Soquimich Comercial S.A. has been involved and will probably continue being involved either as plaintiff or defendant in certain judicial proceedings through which it intends to collect and receive the amounts owed, the total nominal value of which is approximately US$ 1.05 million.
The Company and its subsidiaries have made efforts and continues making efforts to obtain payment of certain amounts that are still owed to the Company due to its activities. Such amounts will continue to be required using judicial or non-judicial means by the plaintiffs, and the actions and exercise related to these are currently in full force and effect.
21.2Environmental contingencies
The SMA issued a resolution dated November 28, 2016, rectified by a resolution dated December 23, 2016, which filed charges against SQM Salar for brine extraction in excess of authorized amounts, progressive impairment of the vitality of carob trees, providing incomplete information modification of follow-up plan variables, and other charges. SQM Salar S.A. presented a compliance program that was accepted by the SMA. On December 2019, the Environmental Court of Antofagasta rendered the accepted compliance program null. In October 2020, the SMA formulated new observations for the compliance program, which will enable the incorporation of improvements in line with the ruling of the Environmental Court of Antofagasta. On August 29, 2022, the SMA approved the compliance program presented by SQM Salar, which triggered an appeal filed by the Council of Atacameño Peoples before the Environmental Court of Antofagasta. The Atacameño communities of Peine and Coyo filed requests for injunction against SMA’s resolution, which have been dismissed by the Supreme Court. If the Council of Atacameño Peoples’ claim against SMA’s resolution that approved the compliance program is accepted and the program is annulled, the sanction process against SQM Salar could be resumed. This latter event may consider the application of fines up to ThUS$ 9, temporary or permanent closure of facilities and in extreme circumstances, revocation of the respective environmental permit.
21.3Tax Contingencies
The IRS wants to extend the specific mining tax to lithium mining, which cannot be concessioned under the legal system. As of September 30, 2023, SQM Salar has filed three tax claims against the IRS for specific mining tax on lithium for the tax years 2012 to 2018 (business years 2011 to 2017) and has received assessments for the tax years 2020 to 2022 (business years 2019 to 2021) and tax claims are pending against them as of the reporting date. The pending tax claims against these assessments total ThUS$ 127.1 and ThUS$ 74.2. Both amounts have been paid by SQM Salar and ThUS$ 201.3 is recorded in the Company's consolidated financial statements under "Tax assets, non-current" as of September 30, 2023, and ThUS$ 127.1 as of December 31, 2022.
The claims are as follows.
(a)On August 26, 2016, a tax claim was filed before the Third Tax and Customs Court of the Metropolitan Region against IRS assessments 169, 170, 171 and 172, for the tax years 2012 to 2014. The amount in dispute is ThUS$ 17.8, where (i) ThUS$ 11.5 is tax claimed net of corporate income tax, and (ii) ThUS$ 6.3 is associated interest and penalties. The case reached the evidence stage on August 10, 2023.

(b)On March 24, 2017, a tax claim was filed before the Third Tax and Customs Court of the Metropolitan Region against assessment 207 and resolution 156 both issued by the IRS for the tax years 2015 to 2016. The amount in dispute is ThUS$ 8.6, where (i) ThUS$ 1.3 is overpaid taxes, (ii) ThUS$ 6.9 is tax claimed net of corporate income tax, and (iii) ThUS$ 0.4 is associated interest and penalties. The case reached the evidence stage on August 10, 2023.

(c)On July 15, 2021, SQM Salar filed before the First Tax and Customs Court of the Metropolitan Region a tax annulment and claim against assessments 65 and 66 for the tax years 2017 and 2018. The amount in dispute is ThUS$ 63.9, where (i) ThUS$ 17.6 is overpaid taxes, (ii) ThUS$ 30.2 is tax claimed net of corporate income tax, and (iii) ThUS$ 16.1 is associated interest and penalties. On November 7, 2022, the First Tax and Customs Court upheld SQM Salar's claim and ordered the annulment of these tax assessments.

(d)On June 30, 2023, SQM Salar filed before the First Tax and Customs Court of the Metropolitan Region a tax annulment and claim against assessment 23 for the tax year 2019. The amount in dispute is ThUS$

Notes to the Consolidated Interim Financial Statements September 30, 2023
36.7, where (i) ThUS$ 9.7 is overpaid taxes, and (ii) ThUS$ 26.9 is tax claimed net of corporate income tax. The trial is currently at the discussion stage.

The assessments and pending claims are as follows:
On April 17, 2023, the IRS assessed differences for the tax years 2020, 2021 and 2022 (business years 2019 to 2021) with respect to specific mining tax of ThUS$ 74.2, which includes overpaid taxes of ThUS$ 20.0. The IRS issued resolution 56/2023 for ThUS$ 20.7 for the tax years 2020 and 2021, where ThUS$ 5.6 is overpaid taxes, and ThUS$ 15.1 is tax claimed net of corporate income tax. On the same date, the IRS issued assessment 1/2023 for the tax year 2022 that totals ThUS$ 53.5, restated as of the date of payment, where ThUS$ 14.5 is overpaid taxes, ThUS$ 36.1 is tax claimed net of corporate income tax, and ThUS$ 3.0 is associated interest and penalties.
The IRS has not issued an assessment claiming differences in specific mining tax filed for business years 2022 onward. If the IRS uses criteria similar to that used in previous years, it may issue an assessment in the future for this period. The Company estimates that the SII settlement for 2022 through September 2023 will be ThUS$933,1 net of corporate income tax, but excluding interest and penalties.
To date, the Company has recorded no effect corresponding to this tax on its profit and loss.
21.4    Contingencies regarding to the Contracts with Corfo
On September 6, 2018, representatives Claudia Nathalie Mix Jiménez, Gael Fernanda Yeomans Araya and Camila Ruzlay Rojas Valderrama and the Poder Ciudadano political party filed an annulment suit against Corfo, which requested that the Salar de Atacama Project Agreement between Corfo and the Company, SQM Potasio and SQM Salar be annulled. The Companies have taken part of the process as interested third parties.
In the event that the annulment claim is approved for the Salar de Atacama Project Agreement, SQM Salar may be prevented from the exploitation of the mining assets in the Salar de Atacama that it has leased from Corfo.
21.5    Indirect guarantees
As of September 30, 2023, there are no indirect guarantees.

Notes to the Consolidated Interim Financial Statements September 30, 2023
Note 22    Environment
22.1Disclosures of disbursements related to the environment
The Company is currently operating under an Environmental Management System (EMS) that has allowed it to strengthen its environmental performance through the effective application of the Company’s Sustainable Development Policy. In 2020, the company announced an ambitious Sustainable Development Plan, which establishes specific measurable internal goals that seek to make SQM a leader in sustainability around the world. The main goals proposed are:
i)A 65% reduction in the use of fresh water by the year 2040 and 40% by 2030, with respect to BAU (Business as usual).
ii)A 50% reduction in brine extraction from the Salar de Atacama by 2030, starting with 20% by November 2020, compared to the environmental permit.
iii)Ensure that all our products are carbon neutral by 2040 and in the case of lithium, iodine and potassium chloride, this goal is for 2030.
iv)Stimulate more and better instances for dialog with the communities near the operations.

During the year 2023 we have been making progress with each of these goals, starting with quarterly management of sustainability indicators and monitoring them on a quarterly basis. This has helped us to identify initiatives that help us to achieve these goals.
The Company carries out environmental follow-up and monitoring plans based on specialized scientific studies. Follow-up on relevant variables defined for each project enables the Company to verify the status, for example, of vegetation, flora, fauna and aquatic life in the ecosystems to protect. Follow-up plans are supported by a broad control network that includes monitoring points such as meteorological stations and wells, satellite images, plots for recording the status of vegetation and fauna, etc. The activities comprised in these plans are reported regularly to authorities based on the Company’s commitments made through resolutions that approve different SQM projects. For the specific case of the Salar de Atacama, the Company has implemented an online platform (www.sqmsenlinea.com), which enables any person to access all the environmental information compiled by the Company in keeping with its commitments.
In this context, the Company maintains environmental monitoring across the systems where it operates, which is supported by numerous studies that integrate diverse scientific efforts from prestigious research centers on a national and international level, such as the Spanish National Research Council (CSIC) and the Universidad Católica del Norte.

Notes to the Consolidated Interim Financial Statements September 30, 2023
22.2Detailed information on disbursements related to the environment
The cumulative disbursements by the Company and its subsidiaries as of September 30, 2023, on investment projects associated with environmental issues that affect production processes and verify compliance with regulations and laws governing industrial processes and facilities total ThUS$ 33,158. The principal environmental expenses are as follows:
- Other environmental expenses 38%: Expenses associated with standardization, procedures, consultancy and compliance with business programs that minimize its effects on the environment.
- Environmental departments 34%: Expenses incurred by various departments on environmental verification, maintenance and control.
- Water impeller system 21%: Expenses related to developing a 400 l/s seawater impulsion system for Pampa Orcoma.
- Improvements to ME houses due to rains 7%: Costs associated with a roofing, electrical and sanitary systems replacement project in ME.

Notes to the Consolidated Interim Financial Statements September 30, 2023
The main disbursements for the period by subsidiary and project are as follows:

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended September 30, 2023	Amount disbursed during the period ended December 31, 2022	Future amount to be disbursed	Exact or Estimated Date of Disbursement

					ThUS$	ThUS$	ThUS$
Miscellaneous	Environment - Operating Area	Environment - Operating Area	Not classified	Expense	11,272	14,955	7,077	12-31-2023
SQM S.A.	01-F000300 - Reopening of the Pampa Blanca Project - Iodide Plant	The project consists of the reopening of the Pampa Blanca iodide plant.	Sustainability: Environment and Risk Prevention	Assets	681	854	1,038	12-31-2023
SQM S.A.	01-I019400 - EIA Expansion of TEA and Seawater Impulsion	The project consists of the preparation and processing of the Environmental Impact Study for Expansion of TEA and Impulsion.	Environmental processing	Assets	395	434	491	12-31-2023
SQM S.A.	01-I028200 - EIA Llamara	The project consists of the preparation and processing of the Environmental Impact Study for Llamara.	Environmental processing	Expense	394	844	405	12-31-2023
SQM S.A.	01-I028300 - Implementation PDC 2019 - Llamara sanction process	The project involves the implementation of actions committed in the PDC. The implementation considers consulting with consultants (legal, hydrogeological and in processing with PDC), studies and additional follow-up.	Sustainability: Environment and Risk Prevention	Expense	470	410	112	12-31-2023
SQM S.A.	01-I039600 - New Warehouse Iodine Stock NV	The project involves improving NV's hazardous substances pond facilities, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.	Environmental processing	Assets	42	201	281	12-31-2023
SQM S.A.	01-I039700 - Adapting tanks for hazardous substances NV	The project involves constructing a new NV warehouse, in accordance with the Hazardous Substances Regulation DS 43.	Environmental processing	Assets	1	44	78	12-31-2023
SQM S.A.	01-I054700 - Implementation of Sustainability Project (Storm petrel protection)	The project consists of taking an inventory of the lights installed at the Nueva Victoria e Iris site with experts and design a program to replace the current lights with those recommended to prevent petrel fatalities.	Sustainability: Environment and Risk Prevention	Assets	171	219	363	12-31-2023
SQM S.A.	01-I054800 - Implementation of Tente en el Aire Project’s environmental commitments	The environmental commitments set out in the project correspond to the application of bischofite on access roads to the locality of Colonia Pintados, improvements to livestock corrals and water troughs in Bellavista, support for cultural activities, Bellavista and Colonia Pintados livestock, and other actions.	Sustainability: Environment and Risk Prevention	Expense	1,064	405	190	12-31-2023
SQM S.A.	01-I062600 - Improved lighting at NV due to environmental and security standards	Change all exterior lighting in NV plant, ensuring the material is antiexplosive and in keeping with the environmental decree.	Sustainability: Environment and Risk Prevention	Assets	5	33	53	12-31-2023
SQM S.A.	01-I063000 - Installation of solar panels for NV new laboratory	The project will install solar panels on the laboratory roof and the batteries to store energy and power lighting for the Nueva Victoria laboratory.	Sustainability: Environment and Risk Prevention	Assets	2	36	28	12-31-2023
SQM S.A.	01-P010300 - Adapting tanks for hazardous substances PV	The project involves improving the hazardous substances pond facilities at PV, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.	Environmental processing	Assets	149	71	175	12-31-2023
SQM S.A.	01-P010400 - Adapting dispatch warehouse PV	The project involves adapting the PV warehouse, in accordance with the Hazardous Substances Regulation DS 43.	Environmental processing	Assets	4	44	46	12-31-2023
Subtotal					14,650	18,550	10,337

Notes to the Consolidated Interim Financial Statements September 30, 2023

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended September 30, 2023	Amount disbursed during the period ended December 31, 2022	Future amount to be disbursed	Exact or Estimated Date of Disbursement
					ThUS$	ThUS$	ThUS$
SQM S.A.	01-P012000 - Setting up infrastructure for Respel, maintenance workshop	The project consists of the manufacture and installation of structures for waste separation.	Sustainability: Environment and Risk Prevention	Expense	45	4	53	12-31-2023
SQM S.A.	01-I017200 - CEDAM at Puquíos at Llamara	The project includes the commitments the Tamarugos Environmental Management Plan, which contemplates an Environmental Education Program that includes the design, construction and start-up of an Environmental Education Center (CEDAM) at Puquios de Llamara.	Sustainability: Environment and Risk Prevention	Expense	-	102	184	12-31-2023
SQM S.A.	01-I041400 - DIA New pits and stockpiles in Sur Viejo	The project includes the preparation and processing of an Environmental Impact Statement (EIS) required to obtain environmental authorization for additional surface ponds, new scrap storage areas, increased transport of nitrate-rich salts to Coya Sur and increased BF portage (AFA) from Nueva Victoria to Sur Viejo.	Environmental processing	Expense	-	45	260	12-31-2023
SQM S.A.	01-I044400 - Improve NV proprietary warehouse and offices	The project considers improving the proprietary warehouse and environmental offices in Nueva Victoria.	Sustainability: Environment and Risk Prevention	Expense	-	1	-	12-31-2022
SQM S.A.	01-F000100 - EIA Pampa Blanca Maritime Project	EIA Pampa Blanca Maritime Project	Environmental processing	Expense	-	448	-	12-31-2022
SQM S.A.	01-I050900 - Responsible Behavior	The project involves improving the NV Iodine plant sectors aligned with the CR principles in each of the principles that this requires (safety, environment, waste).	Sustainability: Environment and Risk Prevention	Expense	-	188	-	12-31-2022
SQM S.A.	01-I067800 - Construction of injection wells at Llamara	Construct 4 new injection wells, 3 at Puquio N4 and 1 at Puquio N2.	Sustainability: Environment and Risk Prevention	Assets	45	-	195	12-31-2023
SQM S.A.	01-I072300 - Environmental assessment of Llamara pipeline location modification	Environmental assessment of the location modification for part of the Llamara salt flats pipeline	Environmental processing	Assets	95	-	75	12-31-2025
SQM S.A.	01-S015900 - SQM Sustainability	SQM Sustainability	Environmental processing	Expense	-	30	-	12-31-2022
SQM S.A.	01-I063800 - SO2 gas abatement in NV plant	SO2 gas abatement in NV plant to reduce emissions by 61%.	Sustainability: Environment and Risk Prevention	Assets	88	162	280	12-31-2023
SIT S.A.	03-T009900 - Air quality monitoring system for Tocopilla	The project involves preparing a detailed emissions inventory, particulate matter dispersion model and protocol development. Measurement of fugitive emissions from Tocopilla Port operations and Air Quality Monitoring.	Sustainability: Environment and Risk Prevention	Assets	3	8	28	12-31-2023
SIT S.A.	03-T011800 - Mechanized Plant Automation	The objective of the project is to review and engineer all the equipment comprising this shipping circuit, conveyor belts, feeders and control system of the mechanized arm, in order to achieve automation.	Sustainability: Environment and Risk Prevention	Assets	10	8	8	12-31-2023
SIT S.A.	03-T012900 - Reinforced Concrete Walls in Fields 6 and 12	Undertake all civil works necessary to elevate the outside wall of field 6 to 2.1 meters to prevent product seepage between piles.	Sustainability: Environment and Risk Prevention	Assets	580	184	-	09-30-2023
Subtotal					866	1,180	1,083

Notes to the Consolidated Interim Financial Statements September 30, 2023

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended September 30, 2023	Amount disbursed during the period ended December 31, 2022	Future amount to be disbursed	Exact or Estimated Date of Disbursement

					ThUS$	ThUS$	ThUS$
SIT S.A.	03-T012400 - Port paving 2022 (paving stone levelling) Formerly Copex)	The project will purchase and install 7,500 m2 of concrete new jersey barriers to protect pedestrians, and demarcate the pedestrian traffic areas.	Sustainability: Environment and Risk Prevention	Assets	62	766	490	12-31-2023
SQM Industrial S.A.	04-F001000 - PB commitments and regularization	Obtaining sectoral permits for PB site	Environmental processing	Expense	3	-	147	12-31-2023
SQM Industrial S.A.	04-I038600 - Monitoring NV Extractions	The project considers a monitoring and transmission system for effective extractions and dynamic levels in extraction wells owned by SQM, which supply the Nueva Victoria site.	Sustainability: Environment and Risk Prevention	Assets	-	512	-	12-31-2022
SQM Industrial S.A.	04-I046900 - Pilot Floating Photovoltaic Solar Plant (FPV-SV) - Conceptual Engineering	The project considers the development of conceptual engineering studies for assessment of technical-economic feasibility for the implementation of a pilot floating photovoltaic solar plant in the Sur Viejo water ponds (FPV-SV).	Sustainability: Environment and Risk Prevention	Expense	-	11	-	12-31-2022
SQM Industrial S.A.	04-I050100 - Engineering Seawater impulsion system	The project involves constructing a 400 l/s seawater collection and impulsion system for watering the leach heap, iodide plant and evaporation pond.	Sustainability: Environment and Risk Prevention	Assets	-	316	-	12-31-2022
SQM Industrial S.A.	04-J022800 - Adaptation light pollution (DS 43) INDUSTRIAL	The project considers the installation and normalization of lighting in Coya Sur and María Elena.	Sustainability: Environment and Risk Prevention	Assets	697	941	2,565	12-31-2023
SQM Industrial S.A.	04-J023700 - Regularization Hazardous Substances Decree SQM Industrial	The project involves improving the hazardous substance pond facilities at CS and improvements to the hazardous substance storage facilities at CS and ME, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.	Environmental processing	Assets	4	60	63	12-31-2023
SQM Industrial S.A.	04-J029100 - Sustainability program support	The project includes the acquisition of equipment and machines for the separation and reuse of waste in Nueva Victoria.	Sustainability: Environment and Risk Prevention	Assets	12	139	138	12-31-2023
SQM Industrial S.A.	04-J029200 - Electric ground transportation	The project consists of an e-mobility pilot with an electric truck.	Sustainability: Environment and Risk Prevention	Assets	347	722	664	12-31-2023
SQM Industrial S.A.	04-J031700 - Standardization of Prilling and Drying Plant as per DS-43 and RCA	Switching of lights in the prilling and drying plants to comply with DS43 requirements.	Sustainability: Environment and Risk Prevention	Assets	30	129	285	12-31-2023
SQM Industrial S.A.	04-M007900 Improvements to ME Houses due to rains	Replace the roofing, electrical and sanitary systems at all the houses that were surveyed in the places described in the previous section.	Sustainability: Environment and Risk Prevention	Assets	2,372	-	398	12-31-2023
Subtotal					3,527	3,596	4,750

Notes to the Consolidated Interim Financial Statements September 30, 2023

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended September 30, 2023	Amount disbursed during the period ended December 31, 2022	Future amount to be disbursed	Exact or Estimated Date of Disbursement
					ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	04-I052600 – Construction of courts sales descart	The project consists of the construction of yards for waste salts.	Sustainability: Environment and Risk Prevention	Assets	-	1,440	-	12-31-2022
SQM Industrial S.A.	04-J013500 - Handling of equipment associated with PCBs	This project consists of dealing with all the oils and components that contain 50ppm or more of Polychlorobiphenyls (PCB) by 2025 at the latest.	Sustainability: Environment and Risk Prevention	Assets	-	5	-	12-31-2022
SQM Industrial S.A.	04-J015200 - Implement Economizers	The project consists of the installation of heat recovery equipment for boiler exhaust gas and the implementation of associated structural improvements.	Sustainability: Environment and Risk Prevention	Assets	-	15	-	12-31-2023
SQM Industrial S.A.	04-J015700 - Update of Closure Plans SQM Industrial S.A.	Update of Closure Plans SQM Industrial S.A.	Sustainability: Environment and Risk Prevention	Expense	-	7	-	12-31-2022
SQM Industrial S.A.	04-J015800 - Other 2019 industry regularizations	The project will prepare and process sectorial permits for favorable reports to construct in Coya Sur (CS) and permits for hydraulic works defined in Article 294 of the Water Code (evaporation wells) at CS and NV.	Sustainability: Environment and Risk Prevention	Expense	-	13	-	12-31-2022
SQM Industrial S.A.	04-J028800 - NPT2 economizers and structural improvements	The projects consists of the mounting and implementation of economizers for NPT2 plant steam boilers.	Sustainability: Environment and Risk Prevention	Assets	-	17	-	12-31-2022
SQM Industrial S.A.	04-J029000 - Assembly of pilot solar thermal power plant	The project will implement a solar pilot plant to generate thermal energy for heating solutions in NPT3. This first stage will draw O&M conclusions as well as yields for a potential industrial plant.	Sustainability: Environment and Risk Prevention	Expense	-	34	-	12-31-2022
SQM Industrial S.A.	04-J032700 - Purchase Maxus electric truck	A Maxus H6 truck will be purchased to study how it handles SQM roads and to assess the technical and economic feasibility of switching the entire ground fleet (350 trucks) in future.	Sustainability: Environment and Risk Prevention	Assets	-	280	-	12-31-2022
SQM Industrial S.A.	04-M004300 - Industrial Waste Reduction	The project considers the removal of industrial waste to free up the sites defined for this purpose.	Sustainability: Environment and Risk Prevention	Assets	-	18	-	12-31-2022
SQM Industrial S.A.	04-M005400 - Rio Loa preventive monitoring (water and aquatic biota quality)	The project involves developing the preliminary identification studies of the mine and PV heap area, identification of intake points and layouts for the sea water impulsion line.	Sustainability: Environment and Risk Prevention	Expense	-	25	-	12-31-2022
SQM Industrial S.A.	04-M005600 - N&Y Warehouse Improvements	The project involves improving electrical facilities in the storage warehouses, repairing structures and roofs, improving patio floors, reducing waste generation.	Sustainability: Environment and Risk Prevention	Expense	-	20	-	12-31-2022
SQM Industrial S.A.	04-S022100 - Recovery of Prill Heat in CS/Electric Buses	Recovery of Prill Heat in CS/Electric Buses	Sustainability: Environment and Risk Prevention	Assets	-	163	-	12-31-2022
SQM Industrial S.A.	04-F000200 - Pampa Blanca Project Reopening – Mining/Conveyors	The project includes the reconstruction and repair of the Mine Operations Centers that treat the leaching process solutions, install the conveyor solutions at the Pampa Blanca site.	Sustainability: Environment and Risk Prevention	Assets	129	835	976	12-31-2023
Subtotal					129	2,872	976

Notes to the Consolidated Interim Financial Statements September 30, 2023

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended September 30, 2023	Amount disbursed during the period ended December 31, 2022	Future amount to be disbursed	Exact or Estimated Date of Disbursement
					ThUS$	ThUS$	ThUS$
SQM Industrial S.A.	04-G000700 - Pampa Orcoma Seawater Impulsion	Develop a 400 l/s seawater impulsion system for Pampa Orcoma.	Sustainability: Environment and Risk Prevention	Assets	7,034	5,256	277	12-31-2023
SQM Industrial S.A.	04-I055800 - Elena 13 Energy Modificaton	The project consists of removing power lines and posts.	Sustainability: Environment and Risk Prevention	Assets	10	-	166	12-31-2023
SQM Industrial S.A.	04-I061300 - Reduction of water lost due to solar evaporation	The project will install a floating recycled polypropylene protective cover (Hexa-cover) over three water storage ponds in SV that will reduce water losses.	Sustainability: Environment and Risk Prevention	Assets	78	-	-	09-30-2023
SQM Industrial S.A.	04-I061600 - Improvements and Cleaning Nueva Victoria Industrial Yard	The project will clean two industrial yards in Nueva Victoria; the first is the operative yard, while the second is a non-standard yard.	Sustainability: Environment and Risk Prevention	Expense	148	4	79	12-31-2023
SQM Industrial S.A.	04-I062400 - NV Tarp Analytic Video	The project will install cameras to visually register drivers in the Nueva Victoria coating machine area.	Sustainability: Environment and Risk Prevention	Assets	13	6	2	12-31-2023
SQM Industrial S.A.	04-J022700 - DIA integration of Coya Sur site	The project consists of the preparation and processing of an Environmental Impact Declaration (DIA) to extend the useful life of the NPT2 plant and incorporate fuel with KNO3. Prepare and process a DIA for the expansion and updating of Coya Sur.	Environmental processing	Expense	161	126	270	12-31-2023
SQM Nitratos S.A.	12-I039000 - Adaptation of hazardous waste warehouse	The project contemplates making improvements to the common warehouse in Mina Oeste based on the commitments defined in the adaptation plan presented to the Health SEREMI, thereby complying with DS43.	Environmental processing	Assets	-	1	-	12-31-2022
SQM Nitratos S.A.	12-I061400 - Installation of fuel catalysts in 16 mining machines	The project involves installing catalytic converters on 16 pieces of mining equipment that could reduce CO2 emissions by 300 to 450 tons CO2eq per year.	Sustainability: Environment and Risk Prevention	Expense	-	212	-	12-31-2022
SQM Nitratos S.A.	12-I072900 - Soronal Camp	The project involves of the expansion of housing capacity at NV site	Sustainability: Environment and Risk Prevention	Assets	96	-	4,707	12-31-2023
SQM Nitratos S.A.	12-F000400 - Reopening of Pampa Blanca Project - Mine workshop	The project involves of the reopening the mine facilities of the mining project.	Sustainability: Environment and Risk Prevention	Assets	82	320	217	12-31-2023
SQM Nitratos S.A.	12-I061800 - Construction of RINP Waste Collection Sites	The project will commission two non-hazardous waste collection sites, one at the TEA Mine and the other at Entorno Nueva Victoria.	Sustainability: Environment and Risk Prevention	Assets	71	-	264	12-31-2023
SQM Potasio S.A.	14-I039400 - Adapting Pond Iris	The project involves improving Iris's hazardous substances pond facilities, in accordance with the Adaptation Plan for Hazardous Substances Regulation DS 43.	Environmental processing	Assets	2	18	128	12-31-2023
Subtotal					7,695	5,943	6,110

Notes to the Consolidated Interim Financial Statements September 30, 2023

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended September 30, 2023	Amount disbursed during the period ended December 31, 2022	Future amount to be disbursed	Exact or Estimated Date of Disbursement
					ThUS$	ThUS$	ThUS$
SQM Potasio S.A.	14-I039800 - Adapting hazardous substances warehouse IRIS	The project involves adapting the hazardous substances warehouse at the NV Iodine Plant, in accordance with Hazardous Substances Regulation DS 43.	Environmental processing	Assets	36	53	106	12-31-2023
Minera Búfalo	20-A010300 - Búfalo Project Monitoring and Follow up Commitments	The project consists of the implementation and execution of commitments acquired in the Búfalo Project environmental assessment.	Sustainability: Environment and Risk Prevention	Expense	226	99	41	12-31-2023
Orcoma Spa	16-I039100 - Sectoral Permits and compliance EIA Orcoma Project	The project consists of obtaining sectoral and environmental sectoral permits for the Orcoma Project.	Environmental processing	Expense	1,451	2,447	271	12-31-2023
SQM Salar S.A.	19-C012400 - New Disposal Salt Deposits	New Disposal Salt Deposits	Sustainability: Environment and Risk Prevention	Assets	-	4,394	-	12-31-2022
SQM Salar S.A.	19-C013700 - Thermosolar plant study	This project consists of evaluating thermal solar energy use in VPOPL operations as a replacement to fossil fuels.	Sustainability: Environment and Risk Prevention	Expense	-	5	-	12-31-2022
SQM Salar S.A.	19-C014600 - Support and Improvements to Plant Electrical Circuits and Lighting	The project consists of improving lighting in the Lithium Carbonate plant, improving electrical circuits, updating them and improving the lights.	Sustainability: Environment and Risk Prevention	Assets	-	46	-	03-31-2022
SQM Salar S.A.	19-L019800 - Paleoclimate Study Salar de Atacama	Paleoclimate Study Salar de Atacama	Sustainability: Environment and Risk Prevention	Expense	-	24	-	05-31-2022
SQM Salar S.A.	19-L024200 - Environmental and Operational Risk Analysis Study of Salar de Atacama	Environmental and Operational Risk Analysis Study of Salar de Atacama	Sustainability: Environment and Risk Prevention	Expense	-	8	-	02-14-2022
SQM Salar S.A.	19-L025800 - Energy Management System standardization	Energy Management System standardization	Sustainability: Environment and Risk Prevention	Assets	-	2	-	31-12-2022
SQM Salar S.A.	19-L028200 - Environmental Monitoring 2020	Environmental Monitoring 2020	Sustainability: Environment and Risk Prevention	Expense	-	75	-	12-31-2022
SQM Salar S.A.	19-L029800 - Adapting to DS43	Adapting to DS43	Environmental processing	Assets	-	36	-	31-12-2022
SQM Salar S.A.	19-L030100 - Compliance with Sectoral Environmental Permit 136 at Salar de Atacama site	Compliance with Sectoral Environmental Permit 136 at Salar de Atacama site	Environmental processing	Expense	-	15	-	31-12-2022
SQM Salar S.A.	19-L030200 - Removal and final disposal of non-hazardous waste at the Salar de Atacama landfill site	Removal and final disposal of non-hazardous waste at the Salar de Atacama landfill site	Sustainability: Environment and Risk Prevention	Assets	-	7	-	31-12-2022
Subtotal					1,713	7,211	418

Notes to the Consolidated Interim Financial Statements September 30, 2023

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended September 30, 2023	Amount disbursed during the period ended December 31, 2022	Future amount to be disbursed	Exact or Estimated Date of Disbursement
					ThUS$	ThUS$	ThUS$
SQM Salar S.A.	19-L034000 - Environmental Projects EIA + EIS 2021, 2022	Environmental Projects EIA + EIS 2021, 2022	Sustainability: Environment and Risk Prevention	Assets	-	2,102	-	12-31-2022
SQM Salar S.A.	19-19-L035200 - Environmental and personal risk prevention	Environmental and personal risk prevention	Sustainability: Environment and Risk Prevention	Assets	-	4	-	12-31-2022
SQM Salar S.A.	19-L035600 - Energize the P reservoir wells with a medium voltage supply	This project will migrate from using generators to supply electricity, to using a medium voltage supply that can continuously support the wells.	Sustainability: Environment and Risk Prevention	Assets	13	-	101	12-31-2023
SQM Salar S.A.	L042600 - Install solar panels at the Salar camp	Install solar panels at the Salar camp	Sustainability: Environment and Risk Prevention	Assets	-	110	-	31-12-2022
SQM Salar S.A.	19-L045100 - Salt-brine interface position	Experimental testing of a new method for determining the salt-brine interface position	Sustainability: Environment and Risk Prevention	Expense	3	-	47	12-31-2024
SQM Salar S.A.	19-L046100 - EIA 2022 2023	Respond using the ICSARA addenda for projects being processed by the SEIA. Conduct environmental assessments of new initiatives, covering relevance consultations and new SEIA applications.	Sustainability: Environment and Risk Prevention	Expense	795	-	-	06-30-2024
SQM Salar S.A.	19-L046700 - Industrial waste management and peripheral cleaning of storage RI SdA	Manage the tire removal contract for disposal at sites authorized by resolution. Provide machines to clean the waste storage periphery and keep it in suitable environmental condition.	Sustainability: Environment and Risk Prevention	Expense	93	-	7	12-31-2023
SQM Salar S.A.	19-L046800 - Transfer of non-hazardous material to waste dump using boom truck	Provide a boom truck service to remove non-hazardous industrial waste from generating areas.	Sustainability: Environment and Risk Prevention	Expense	21	-	254	03-31-2024
SQM Salar S.A.	19-L048200 - Lithium mitigation project	Over 10,000 native trees would be needed to mitigate the emissions generated by transport between the Salar de Atacama and the El Carmen Chemical Plant. These trees would help absorb and offset CO2 emissions and reduce the environmental impact of this transport.	Environmental processing	Expense	56	-	56	12-31-2023
SQM Salar S.A.	19-L048400 - Andino camp overhaul	Rehabilitate out of service blocks and recover those that need an overhaul, due to the passage of time	Sustainability: Environment and Risk Prevention	Assets	467	-	-	12-31-2023
SQM Salar S.A.	19-S016200 - Acquisition of 2020 Hardware- Software	Acquire GHS data optimization and traceability technology.	Sustainability: Environment and Risk Prevention	Assets	1	-	6	12-31-2023
SQM Salar S.A.	19-S016400 - Implement Acquiere BD Ambiental	Implement Acquiere BD Ambiental	Sustainability: Environment and Risk Prevention	Assets	-	1	-	12-31-2022
Subtotal					1,449	2,217	471

Notes to the Consolidated Interim Financial Statements September 30, 2023

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended September 30, 2023	Amount disbursed during the period ended December 31, 2022	Future amount to be disbursed	Exact or Estimated Date of Disbursement
					ThUS$	ThUS$	ThUS$
SQM Salar S.A.	19-C012800 - Capture of CO2	This project consists of taking advantage of CO2 emissions for the production and/or purification of Lithium Carbonate.	Sustainability: Environment and Risk Prevention	Assets	1,399	56	878	12-31-2023
SQM Salar S.A.	19-C016500 - Pond flowmeters and levels	This project takes responsibility for an opportunity to improve the speed of data analysis and efficiency in decision-making.	Sustainability: Environment and Risk Prevention	Assets	25	-	100	12-31-2023
SQM Salar S.A.	19-C018600 - Facility Improvements, Automation and control	The project will automate the control systems for monitoring the Lithium Carbonate plant.	Sustainability: Environment and Risk Prevention	Assets	5	2	14	12-31-2023
SQM Salar S.A.	19-C022800 – Implementation of Restrooms in TAR Plant	The project involves the implementation of definitive bathrooms in the TAR plant, which must include bathrooms, showers and a men’s and women’s changing room.	Sustainability: Environment and Risk Prevention	Assets	24	-	11	12-31-2023
SQM Salar S.A.	19-C022900 - Improved Safety Conditions in Lithium Carbonate Plant ISO 45001	The project consists of improving the conditions and operability of emergency showers in PQL and other safety devices necessary for ISO 45001 certification.	Sustainability: Environment and Risk Prevention	Assets	61	-	14	12-31-2023
SQM Salar S.A.	19-C023000 - Structural modification and compliance with standard DS43	Comply with DS43 through structural modifications and union of both warehouses, installation of new ventilation points, certifications and engineering at the Carmen Chemical Plant.	Environmental processing	Assets	350	48	482	12-31-2023
SQM Salar S.A.	19-C023500 - Compliance with standard DS594 - Li2CO3 and modification of PT construction	Comply with DS594 through structural modifications that allow the facilities to provide the sanitary conditions to support the increase in staffing at the El Carmen Lithium Chemical Plant.	Environmental processing	Assets	167	-	303	12-31-2023
SQM Salar S.A.	19-C023800 - Installation and structural adaptations L3 - DS43	Comply with DS43 through structural, electrical and access modifications and the creation of rack support for satellite carts at the Carmen Chemical Plant.	Sustainability: Environment and Risk Prevention	Assets	399	76	175	12-31-2023
SQM Salar S.A.	19-L018900 - Evaporation 2018-2019	It includes improving the current lysimeter stations and implementing new stations in important sectors that are not currently measured, with the ability to remotely transmit information.	Sustainability: Environment and Risk Prevention	Assets	23	28	19	03-31-2023
SQM Salar S.A.	19-L021400 - Environmental monitoring 2019 PSA	The project consists of implementing a 2019 environmental follow up plan, monitoring optimal compliance with current environmental provisions.	Environmental processing	Expense	-	34	21	03-31-2023
SQM Salar S.A.	19-L025300 - Compliance with health department water permit	This considers the regularization of the potable water system and the disposal of sewage waters from management.	Sustainability: Environment and Risk Prevention	Assets	-	19	164	12-31-2023
SQM Salar S.A.	19-L031300 - Global FM Compliance for Maintenance Area	This considers generating protection and backup systems to ensure reliable operation of medium voltage equipment.	Environmental processing	Expense	23	55	208	12-31-2023
SQM Salar S.A.	19-L034700 - Electrification of Ponds- Stage III (15 ponds)	The project seeks to electrify the 15 wells medium-tension line, decreasing the use of generators that cause a greater impact in terms of CO2 emissions, diesel fuel consumption and maintenance costs.	Sustainability: Environment and Risk Prevention	Assets	28	64	42	12-31-2023
Subtotal					2,504	382	2,431

Notes to the Consolidated Interim Financial Statements September 30, 2023

Parent Company or Subsidiary	Project Name Associated with Disbursement	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended September 30, 2023	Amount disbursed during the period ended December 31, 2022	Future amount to be disbursed	Exact or Estimated Date of Disbursement
					ThUS$	ThUS$	ThUS$
SQM Salar S.A.	19-L035100 - MOP G III Critical equipment overhaul	This project consists of the overhaul of collectors 4 and 5 and includes both equipment and associated ductwork.	Sustainability: Environment and Risk Prevention	Expense	3	58	59	12-31-2023
SQM Salar S.A.	19-S013400 - Online monitoring	The project involves showing information online regarding extractions and reinjections from the Salar. Additionally, it includes biotic and hydrogeological information to show authorities and the community the actions implemented by SQM for the environmental variable it has committed to.	Sustainability: Environment and Risk Prevention	Expense	112	151	238	12-31-2023
SQM Salar S.A.	19-L042300 - Energy Efficiency Project in Wells with Direct Start and Regulation	Energy efficiency in wells with direct start and regulation, reducing energy consumption, operating costs and CO2 emissions into the environment.	Sustainability: Environment and Risk Prevention	Assets	40	38	26	12-31-2023
SQM Salar S.A.	19-L042400 - SdA Sustainability - Solar Energy	The project will install solar systems, renewable energy systems and reduce consumption by implementing energy efficiency systems.	Sustainability: Environment and Risk Prevention	Assets	63	240	237	12-31-2023
SQM Salar S.A.	19-L042900 - Organization, Removal and Cleaning of SdA Industrial Waste Deposit	Organization, Removal and Cleaning of Salar de Atacama Industrial Waste Deposit.	Sustainability: Environment and Risk Prevention	Assets	231	41	179	12-31-2023
SQM Salar S.A.	19-L045400 - New DEL technologies	Monitor new direct lithium extraction (DLE) technologies that resolve the new challenges and demands, which include solvent extraction, ion exchange, adsorption and nanofiltration.	Environmental processing	Assets	54	-	196	06-30-2025
SQM Salar S.A.	19-L045600 - Brine Water Reclamation Project Phase II	Design, build and operate a pilot plant that uses solar energy to evaporate SQM brine, which can recover at least 90% of the evaporated water and comply with the chemical specifications that apply to the water and the concentrated brine.	Environmental processing	Assets	35	-	215	12-31-2023
SQM Salar S.A.	19-L048500 - Andino paddle courts	Provide the Andean camp with 2 paddle tennis courts	Sustainability: Environment and Risk Prevention	Assets	14	-	186	12-31-2023
SQM Salar S.A.	19-L048600 - Andean camp electrical certification	Modify the electrical system for the penultimate stage of the blocks to achieve SEC certification	Environmental processing	Expense	26	-	374	12-31-2023
SQM Salar S.A.	19-L031700 - Standardization of Light Emitting Sources DS N°43	Standardization of Light Emitting Sources DS N°43	Environmental processing	Assets	-	735	-	12-31-2022
SQM Salar S.A.	19-L032300 - Hydrogeology EIA 2021	Hydrogeology EIA 2021	Sustainability: Environment and Risk Prevention	Assets	-	752	-	12-31-2022
Subtotal					578	2,015	1,710

Notes to the Consolidated Interim Financial Statements September 30, 2023

Parent Company or Subsidiary	Project	Disbursement description	Reason for Disbursement	Asset / Expense	Amount disbursed during the period ended September 30, 2023	Amount disbursed during the period ended December 31, 2022	Future amount to be disbursed	Exact or Estimated Date of Disbursement
					ThUS$	ThUS$	ThUS$
SQM Salar S.A.	19-S016300 - Consultancy 2020	The project contains measurement methodology for different terrain parameters and subsequent conceptual modeling.	Sustainability: Environment and Risk Prevention	Assets	3	81	79	12-31-2023
SQM Salar S.A.	19-S016900 - Monitoring water-vegetation dynamics in the Aguas de Quelana sector	The project seeks to improve understanding of the dynamic between vegetation and water bodies in the Aguas de Quelana sector by applying spectral indicators with high resolution satellite images.	Sustainability: Environment and Risk Prevention	Assets	34	-	36	12-31-2023
SQM Salar S.A.	19-S021500 - SK Improvements -1300 2021	The project includes improvements to practices and reportability under the SK-1300 international standard to maintain the standard for audits and to fulfill annual SEC requirements	Environmental processing	Expense	1	9	17	12-31-2023
SQM Salar S.A.	19-S024200 - LCA Lithium Upgrade	The project consists of developing an LCA to understand the water footprint, considering the need to validate this information with third parties.	Sustainability: Environment and Risk Prevention	Expense	9	124	117	12-31-2023
Subtotal					47	214	249
Total					33,158	44,180	28,535

Notes to the Consolidated Interim Financial Statements September 30, 2023
Note 23    Gains (losses) from operating activities in the statement of income of expenses, included according to their nature
23.1Revenue from operating activities customer activities
The Group derives revenues from the sale of goods (which are recognized at one point in time) and from the provision of services (which are recognized over time) and are distributed among the following geographical areas and main product and service lines:
(a)Geographic areas:

For the period ended September 30, 2023
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	76,554	1,205	1,692	24,942	934	798	106,125
Latin America and the Caribbean	54,554	16,025	6,947	77,917	8,317	188	163,948
Europe	101,047	272,172	232,941	26,783	17,106	15,731	665,780
North America	321,628	94,898	111,132	57,018	36,206	900	621,782
Asia and Others	136,381	289,715	4,035,961	41,587	93,857	715	4,598,216
Total	690,164	674,015	4,388,673	228,247	156,420	18,332	6,155,851

For the period ended as of September 30, 2022
Geographic areas	Specialty plant nutrition	Iodine and derivatives	Lithium and derivatives	Potassium	Industrial chemicals	Other	Total ThUS$
Chile	95,517	1,013	1,758	61,473	384	18,956	179,101
Latin America and the Caribbean	101,323	10,038	2,768	170,291	8,477	821	293,718
Europe	155,612	210,386	285,633	16,398	21,808	733	690,570
North America	363,365	107,450	123,338	56,283	47,511	690	698,637
Asia and Others	182,318	212,896	5,214,341	52,218	53,005	175	5,714,953
Total	898,135	541,783	5,627,838	356,663	131,185	21,375	7,576,979

(b)Main product and service lines:

Notes to the Consolidated Interim Financial Statements September 30, 2023

Products and Services	For the period from January to September of the year		For the period from July to September of the year
	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$
Specialty plant nutrition	690,164	898,135	221,747	292,517
- Sodium Nitrates	23,209	18,835	9,356	10,100
- Potassium nitrate and sodium potassium nitrate	375,465	547,590	112,283	163,543
- Specialty Blends	176,892	217,277	67,042	77,727
- Other specialty fertilizers	114,598	114,433	33,066	41,147
Iodine and derivatives	674,015	541,783	213,039	215,125
Lithium and derivatives	4,388,673	5,627,838	1,277,893	2,334,861
Potassium	228,247	356,663	75,150	60,179
Industrial chemicals	156,420	131,185	43,367	45,161
Other	18,332	21,375	9,064	10,505
- Services	2,903	2,633	846	774
- Income from property leases	89	630	9	124
- Income from subleases on right-of-use assets	5	106	-	34
- Commodities	7,556	9,047	5,731	6,028
- Other ordinary income of Commercial Offices	7,779	8,959	2,478	3,545
Total	6,155,851	7,576,979	1,840,260	2,958,348

Notes to the Consolidated Interim Financial Statements September 30, 2023
23.2Cost of sales
Cost of sales broken down by nature of expense:

Nature of expense	For the period from January to September of the year		For the period from July to September of the year
	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$
Raw materials and consumables used	(530,457)	(398,653)	(200,327)	(151,228)
Classes of employee benefit expenses	(234,417)	(201,847)	(89,432)	(57,896)
Depreciation expense	(182,767)	(159,219)	(67,560)	(56,637)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(9,048)	(4,770)	(3,890)	(1,647)
Amortization expense	(10,406)	(12,744)	(2,204)	(4,099)
Investment plan expenses	(15,545)	(7,386)	(6,246)	(2,164)
Provision for materials, spare parts and supplies	(6,283)	(5,971)	(2,833)	523
Contractors	(156,889)	(138,940)	(61,381)	(52,500)
Operating leases	(60,536)	(53,266)	(18,012)	(16,779)
Mining patents	(5,634)	(7,318)	(1,969)	(3,711)
Operational transportation	(69,732)	(60,846)	(20,654)	(21,520)
Freight / product transportation costs	(66,429)	(61,307)	(15,159)	(11,230)
Purchase of products from third parties	(336,622)	(395,738)	(130,645)	(150,037)
Insurance	(43,773)	(36,848)	(13,413)	(22,508)
Corfo rights and other agreements	(1,728,530)	(2,307,946)	(463,400)	(777,972)
Export costs	(100,044)	(98,666)	(8,504)	(10,118)
Expenses related to variable lease payments (contracts under IFRS 16)	(3,282)	(2,441)	(1,069)	(1,066)
Variation in gross inventory	90,893	485,227	1,055	(4,494)
Variation in inventory provision	(7,088)	(5,947)	12,831	(5,954)
Other	(4,935)	(7,598)	6,192	25,353
Total	(3,481,524)	(3,482,224)	(1,086,620)	(1,325,684)

Notes to the Consolidated Interim Financial Statements September 30, 2023
23.3Other income

Other income	For the period from January to September of the year		For the period from July to September of the year
	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$
Discounts obtained from suppliers	1,541	1,000	573	412
Fines charged to suppliers	3,740	534	36	510
Amounts recovered from insurance	822	1,717	38	1,637
Overestimate of provisions for third-party obligations	1,026	321	579	38
Sale of assets classified as property, plant and equipment	3	356	-	214
Sales of materials, parts and supplies	170	280	257	154
Easements, pipelines and roads	3,193	2,077	2,193	183
Recovery of legal expenses for the California project	-	-	-	(1,029)
Government Grants (1)	24,387	-	-	-
Others	1,544	1,297	562	546
Total	36,426	7,582	4,238	2,665
(1) The Company received an unconditional government grant for US$24,387 in September 2023, related to the permanence of its commercial office of SQM Shanghai Chemicals Co. Ltd. in the current district, which was recognized as part of this category.
23.4Administrative expenses

Administrative expenses	For the period from January to September of the year		For the period from July to September of the year
	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$
Employee benefit expenses	(58,687)	(48,281)	(15,623)	(14,826)
Marketing costs	(4,909)	(3,851)	(1,318)	(1,354)
Amortization expenses	(352)	(95)	(125)	(30)
Entertainment expenses	(3,851)	(2,877)	(764)	(847)
Advisory services	(18,584)	(18,055)	(6,361)	(8,046)
Lease of buildings and facilities	(3,730)	(2,900)	(994)	(1,142)
Insurance	(2,957)	(2,176)	(1,257)	(374)
Office expenses	(9,477)	(5,663)	(4,116)	(1,881)
Contractors	(7,653)	(5,552)	(3,169)	(1,977)
Depreciation of Right-of-use Assets (contracts under IFRS 16)	(2,334)	(1,987)	(885)	(620)
Other expenses	(14,236)	(10,906)	(5,528)	(4,302)
Total	(126,770)	(102,343)	(40,140)	(35,399)

Notes to the Consolidated Interim Financial Statements September 30, 2023
23.5Other expenses

Other expenses	For the period from January to September of the year		For the period from July to September of the year
	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$
Depreciation and amortization expense
Depreciation of assets not in use	-	-	-	-
Subtotal	-	-	-	-
Impairment losses / reversals of impairment losses recognized in profit for the year
Properties, plant and equipment	(9,624)	(447)	967	(156)
Intangible assets other than goodwill		-	-	-
Goodwill	(9)	(33,629)	-	(16,691)
Amortization of intangible assets	-	-	-	-
Subtotal	(9,633)	(34,076)	967	(16,847)
Other expenses, by nature
Legal expenses	17,512	(5,098)	4,045	(4,423)
VAT and other unrecoverable taxes	(2,235)	(5,345)	(578)	(5,035)
Fines paid	(225)	(556)	76	(284)
Investment plan expenses	(6,401)	(727)	(1,642)	-
Contributions and donations	(26,178)	(10,034)	(8,621)	(5,993)
Other operating expenses	(612)	(428)	(36)	820
Subtotal	(18,139)	(22,188)	(6,756)	(14,915)
Total	(27,772)	(56,264)	(5,789)	(31,762)
23.6Other gains (losses)

Other gains (losses)	For the period from January to September of the year		For the period from July to September of the year
	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$
Adjustment to prior periods due to applying the equity method	(347)	(131)	(26)	(38)
Impairment of interests in associates	(420)	522	(1,053)	-
Others	975	(755)	-	2
Totals	208	(364)	(1,079)	(36)

23.7(Impairment) reversal of value of financial assets

(Impairment) reversal of value of financial assets	For the period from January to September of the year		For the period from July to September of the year
	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$
(Impairment) reversal of value of financial assets (See Note 13.2)	(2,175)	(5,745)	(556)	2,712
Totals	(2,175)	(5,745)	(556)	2,712

Notes to the Consolidated Interim Financial Statements September 30, 2023
23.8Summary of expenses by nature
The following summary considers notes 22.2, 22.4 and 22.5

Expenses by nature	For the period from January to September of the year		For the period from July to September of the year
	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$
Raw materials and consumables	(530,457)	(398,653)	(200,327)	(151,228)
Employee benefit expenses	(293,104)	(250,128)	(105,055)	(72,722)
Depreciation expense	(182,767)	(159,219)	(67,560)	(56,637)
Depreciation of right-of-use assets	(11,382)	(6,757)	(4,775)	(2,267)
Impairment of properties, plant and equipment, intangible and Goodwill	(9,633)	(34,076)	967	(16,847)
Amortization expense	(10,758)	(12,839)	(2,329)	(4,129)
Legal expenses	17,512	(5,098)	4,045	(4,423)
Investment plan expenses	(21,946)	(8,113)	(7,888)	(2,164)
Provision for materials, spare parts and supplies	(6,283)	(5,971)	(2,833)	523
Contractors	(164,542)	(144,492)	(64,550)	(54,477)
Operational leases	(64,266)	(56,166)	(19,006)	(17,921)
Mining patents	(5,634)	(7,318)	(1,969)	(3,711)
Operational transportation	(69,732)	(60,846)	(20,654)	(21,520)
Freight and product transportation costs	(66,429)	(61,307)	(15,159)	(11,230)
Purchase of products from third parties	(336,622)	(395,738)	(130,645)	(150,037)
Corfo rights y other agreements	(1,728,530)	(2,307,946)	(463,400)	(777,972)
Export costs	(100,044)	(98,666)	(8,504)	(10,118)
Expenses related to variable lease payments (contracts under IFRS 16)	(3,282)	(2,441)	(1,069)	(1,066)
Insurance	(46,730)	(39,024)	(14,670)	(22,882)
Consultant and advisor services	(18,584)	(18,055)	(6,361)	(8,046)
Variation in gross inventory	90,893	485,227	1,055	(4,494)
Variation in inventory provision	(7,088)	(5,947)	12,831	(5,954)
Other expenses	(66,658)	(47,258)	(14,693)	6,477
Total expenses by nature	(3,636,066)	(3,640,831)	(1,132,549)	(1,392,845)

23.9Finance expenses

Finance expenses	For the period from January to September of the year		For the period from July to September of the year
	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$
Interest expense from bank borrowings and overdrafts	(2,801)	(2,277)	(835)	(759)
Interest expense from bonds	(75,159)	(81,063)	(24,271)	(27,092)
Interest expense from loans	(33,058)	(1,269)	(19,908)	(594)
Reversal of capitalized interest expenses	30,826	17,108	12,336	6,899
Financial expenses for restoration and rehabilitation provisions	5,290	6,510	6,710	7,831
Interest on lease agreement	(1,410)	(927)	(606)	(308)
Other finance costs	(13,268)	(3,495)	(3,686)	(2,582)
Total	(89,580)	(65,413)	(30,260)	(16,605)

Notes to the Consolidated Interim Financial Statements September 30, 2023
23.10Finance income

Finance income	For the period from January to September of the year		For the period from July to September of the year
	2023	2022	2023	2022
	ThUS$	ThUS$	ThUS$	ThUS$
Interest from term deposits	57,160	12,144	22,901	4,207
Interest from marketable securities	23,085	3,203	9,103	2,441
Interest from maintenance of minimum bank balance in current account	10	2	4	2
Other finance income	2,310	1,272	769	689
Other finance interests	3,120	1,291	1,257	899
Total	85,685	17,912	34,034	8,238

Notes to the Consolidated Interim Financial Statements September 30, 2023
Note 24    Reportable segments
24.1Reportable segments
(a)General information:
The amount of each item presented in each operating segment is equal to that reported to the highest authority that makes decisions regarding the operation, in order to decide on the allocation of resources to the defined segments and to assess its performance.
These operating segments mentioned are consistent with the way the Company is managed and how results will be reported by the Company. These segments reflect separate operating results that are regularly reviewed by the executive responsible for operational decisions in order to make decisions about the resources to be allocated to the segment and assess its performance (See Note 24.2).
The performance of each segment is measured based on net income and revenues. Inter-segment sales are made using terms and conditions at current market rates.
(b)Factors used to identify segments on which a report should be presented:
The segments covered in the report are strategic business units that offer different products and services. These are managed separately because each business requires different technology and marketing strategies.
(c)Description of the types of products and services from which each reportable segment obtains its income from ordinary activities
The operating segments as follows:
(i)Specialty plant nutrients
(ii)Iodine and its derivatives
(iii)Lithium and its derivatives
(iv)Industrial chemicals
(v)Potassium
(vi)Other products and services

(d)Description of income sources for all the other segments
Information regarding assets, liabilities, profits and expenses that cannot be assigned to the segments indicated in Note 24.2 y 24.3 due to the nature of production processes, is included under the "Unallocated amounts” category of the disclosed information.

Notes to the Consolidated Interim Financial Statements September 30, 2023
(e)Description of the nature of the differences between measurements of results of reportable segments and the result of the entity before the expense or income tax expense of incomes and discontinued operations
The information reported in the segments is extracted from the Company’s consolidated financial statements and therefore there is no need to prepare reconciliations between the data mentioned above and those reported in the respective segments, according to what is stated in paragraph 28 of IFRS 8, "Operating Segments".
For the allocation of inventory valuation costs, we identify the direct expenses (can be directly allocated to products) and the common expenses (belong to coproduction processes, for example common leaching expenses for production of Iodine and Nitrates), Direct costs are directly allocated to the product and the common costs are distributed according to percentages that consider different variables in their determination, such as margins, rotation of inventories, revenue, production etc.
The allocation of other common costs that are not included in the inventory valuation process, but go straight to the cost of sales, use similar criteria: the costs associated with a product or sales in particular are assigned to that particular product or sales, and the common costs associated with different products or business lines are allocated according to the sales.
(f)Description of the nature of the differences between measurements of assets of reportable segments and the Company´s assets
Assets are not shown classified by segments, as this information is not readily available, some of these assets are not separable by the type of activity by which they are affected since this information is not used by management in decision-making with respect to resources to be allocated to each defined segment. All assets are disclosed in the "unallocated amounts" category.
(g)Description of the nature of the differences between measurements of liabilities of reportable segments and the Company’s liabilities
Liabilities are not shown classified by segments, as this information is not readily available, some of these liabilities are not separable by the type of activity by which they are affected, since this information is not used by management in decision-making regarding resources to be allocated to each defined segment. All liabilities are disclosed in the "unallocated amounts" category.

Notes to the Consolidated Interim Financial Statements September 30, 2023

24.2     Reportable segment disclosures:

Operating segment items as of and for the period ended September 30, 2023	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of September 30, 2023
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	690,164	674,015	4,388,673	156,420	228,247	18,332	6,155,851	6,155,851	-	6,155,851
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	690,164	674,015	4,388,673	156,420	228,247	18,332	6,155,851	6,155,851	-	6,155,851
Costs of sales	(502,763)	(256,848)	(2,396,847)	(130,029)	(173,973)	(21,064)	-	(3,481,524)	-	(3,481,524)
Administrative expenses	-	-	-	-	-	-	-	-	(126,770)	(126,770)
Finance expense	-	-	-	-	-	-	-	-	(89,580)	(89,580)
Depreciation and amortization expense	(50,896)	(39,402)	(90,840)	(11,029)	(12,651)	(89)	(204,907)	(204,907)	-	(204,907)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	(897)	(897)
Income before taxes	187,401	417,167	1,991,826	26,391	54,274	(2,732)	2,674,327	2,674,327	(141,113)	2,533,214
Income tax expense	-	-	-	-	-	-	-	-	(719,321)	(719,321)
Net income (loss)	187,401	417,167	1,991,826	26,391	54,274	(2,732)	2,674,327	2,674,327	(860,434)	1,813,893
Assets	-	-	-	-	-	-	-	-	10,970,555	10,970,555
Equity-accounted investees	-	-	-	-	-	-	-	-	89,788	89,788
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	-	-	-	-	-	-	-	-	1,754,002	1,754,002
Liabilities	-	-	-	-	-	-	-	-	5,687,275	5,687,275
Impairment loss of financial assets recognized in profit or loss	-	-	-	-	-	-	-	-	(2,175)	(2,175)
Impairment loss of non-financial assets recognized in profit or loss	-	-	-	-	-	-	-	-	(9,633)	(9,633)
Cash flows
Cash flows from operating activities	-	-	-	-	-	-	-	-	409,168	409,168
Cash flows used in investing activities	-	-	-	-	-	-	-	-	(1,441,235)	(1,441,235)
Cash flows from financing activities	-	-	-	-	-	-	-	-	(410,448)	(410,448)

Notes to the Consolidated Interim Financial Statements September 30, 2023

Operating segment items as of September 30, 2022	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Reportable segments	Operating segments	Unallocated amounts	Total as of September 30, 2022
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	898,135	541,783	5,627,838	131,185	356,663	21,375	7,576,979	7,576,979	-	7,576,979
Revenues from transactions with other operating segments of the same entity	-	-	-	-	-	-	-	-	-	-
Revenues from external customers and transactions with other operating segments of the same entity	898,135	541,783	5,627,838	131,185	356,663	21,375	7,576,979	7,576,979	-	7,576,979
Costs of sales	(525,132)	(203,316)	(2,493,885)	(86,529)	(152,767)	(20,595)	(3,482,224)	(3,482,224)	-	(3,482,224)
Administrative expenses	-	-	-	-	-	-	-	-	(102,343)	(102,343)
Finance expense	-	-	-	-	-	-	-	-	(65,413)	(65,413)
Depreciation and amortization expense	(44,354)	(37,945)	(68,670)	(10,357)	(17,393)	(96)	(178,815)	(178,815)	-	(178,815)
The entity’s interest in the profit or loss of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	-	-	17,499	17,499
Income before taxes	373,003	338,467	3,133,953	44,656	203,896	780	4,094,755	4,094,755	(213,434)	3,881,321
Income tax expense	-	-	-	-	-	-	-	-	(1,119,584)	(1,119,584)
Net income (loss)	373,003	338,467	3,133,953	44,656	203,896	780	4,094,755	4,094,755	(1,333,018)	2,761,737
Assets	-	-	-	-	-	-	-	-	10,253,248	10,253,248
Equity-accounted investees	-	-	-	-	-	-	-	-	51,440	51,440
Incorporation of non-current assets other than financial instruments, deferred tax assets, net defined benefit assets and rights arising from insurance contracts	-	-	-	-	-	-	-	-	1,333,203	1,333,203
Liabilities	-	-	-	-	-	-	-	-	5,607,994	5,607,994
Impairment loss of financial assets recognized in profit or loss	-	-	-	-	-	-	-	-	(5,745)	(5,745)
Impairment loss of non-financial assets recognized in profit or loss	-	-	-	-	-	-	-	-	(34,076)	(34,076)
Cash flows
Cash flows from operating activities	-	-	-	-	-	-	-	-	2,939,799	2,939,799
Cash flows used in investing activities	-	-	-	-	-	-	-	-	23,837	23,837
Cash flows from financing activities	-	-	-	-	-	-	-	-	(851,728)	(851,728)

Notes to the Consolidated Interim Financial Statements September 30, 2023

24.3     Statement of comprehensive income classified by reportable segments based on groups of products

Items in the statement of comprehensive income as of and for the period ended September 30, 2023	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	690,164	674,015	4,388,673	156,420	228,247	18,332	-	6,155,851
Costs of sales	(502,763)	(256,848)	(2,396,847)	(130,029)	(173,973)	(21,064)	-	(3,481,524)
Gross profit	187,401	417,167	1,991,826	26,391	54,274	(2,732)	-	2,674,327
Other incomes by function	-	-	-	-	-	-	36,426	36,426
Administrative expenses	-	-	-	-	-	-	(126,770)	(126,770)
Other expenses by function	-	-	-	-	-	-	(27,772)	(27,772)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	-	-	-	-	(2,175)	(2,175)
Other losses	-	-	-	-	-	-	208	208
Financial income	-	-	-	-	-	-	85,685	85,685
Financial costs	-	-	-	-	-	-	(89,580)	(89,580)
Interest in the profit (loss) of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	(897)	(897)
Exchange differences	-	-	-	-	-	-	(16,238)	(16,238)
Profit (loss) before taxes	187,401	417,167	1,991,826	26,391	54,274	(2,732)	(141,113)	2,533,214
Income tax expense	-	-	-	-	-	-	(719,321)	(719,321)
Profit (loss) net	187,401	417,167	1,991,826	26,391	54,274	(2,732)	(860,434)	1,813,893

Notes to the Consolidated Interim Financial Statements September 30, 2023

Items in the statement of comprehensive income as of September 30, 2022	Specialty plant nutrients	Iodine and its derivatives	Lithium and its derivatives	Industrial chemicals	Potassium	Other products and services	Corporate Unit	Total segments and corporate unit
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue	898,135	541,783	5,627,838	131,185	356,663	21,375	-	7,576,979
Costs of sales	(525,132)	(203,316)	(2,493,885)	(86,529)	(152,767)	(20,595)	-	(3,482,224)
Gross profit	373,003	338,467	3,133,953	44,656	203,896	780	-	4,094,755
Other incomes by function	-	-	-	-	-	-	7,582	7,582
Administrative expenses	-	-	-	-	-	-	(102,343)	(102,343)
Other expenses by function	-	-	-	-	-	-	(56,264)	(56,264)
Impairment of gains and review of impairment losses (impairment losses) determined in accordance with IFRS 9	-	-	-	-	-	-	(5,745)	(5,745)
Other losses	-	-	-	-	-	-	(364)	(364)
Financial income	-	-	-	-	-	-	17,912	17,912
Financial costs	-	-	-	-	-	-	(65,413)	(65,413)
Interest in the profit (loss) of associates and joint ventures accounted for by the equity method	-	-	-	-	-	-	17,499	17,499
Exchange differences	-	-	-	-	-	-	(26,298)	(26,298)
Profit (loss) before taxes	373,003	338,467	3,133,953	44,656	203,896	780	(213,434)	3,881,321
Income tax expense	-	-	-	-	-	-	(1,119,584)	(1,119,584)
Profit (loss) net	373,003	338,467	3,133,953	44,656	203,896	780	(1,333,018)	2,761,737

Notes to the Consolidated Interim Financial Statements September 30, 2023
24.4     Disclosures on geographical areas
As indicated in paragraph 33 of IFRS 8, the entity discloses geographical information on its revenue from operating activities with external customers and from non-current assets that are not financial instruments, deferred income tax assets, assets related to post-employment benefits or rights derived from insurance contracts.
24.5     Disclosures on main customers
With respect to the degree of dependency of the Company on its customers, in accordance with paragraph 34 of IFRS 8, the Company has no external customers who individually represent 10% or more of its revenue.

Notes to the Consolidated Interim Financial Statements September 30, 2023

24.6     Segments by geographical areas

Segments by geographical areas	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue for the period ended September 30, 2023	106,125	163,948	665,780	621,782	4,598,216	6,155,851
Non-current assets at September 30, 2023
Investment accounted for under the equity method	-	9,719	37,684	16,001	26,384	89,788
Intangible assets other than goodwill	68,654	377	6,686	993	80,926	157,636
Goodwill	-	86	148	724	-	958
Property, plant and equipment, net	2,722,511	750	14,259	5,754	646,766	3,390,040
Right-of-use assets	35,549	27	3,836	5,070	27,458	71,940
Other non-current assets	53,542	18	-	4,706	208,789	267,055
Non-current assets	2,880,256	10,977	62,613	33,248	990,323	3,977,417

Segments by geographical areas	Chile	Latin America and the Caribbean	Europe	North America	Asia and others	Total
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Revenue at September 30, 2022	179,101	293,718	690,570	698,637	5,714,953	7,576,979
Non-current assets at December 31, 2022
Investment accounted for under the equity method	-	20,792	15,939	17,655	-	54,386
Intangible assets other than goodwill	75,666	428	6,497	1,345	82,400	166,336
Goodwill	-	86	158	723	-	967
Property, plant and equipment, net	2,269,923	743	14,978	4,506	436,688	2,726,838
Right-of-use assets	32,312	47	1,651	2,739	24,118	60,867
Other non-current assets	46,640	17	6	4,706	1,027	52,396
Non-current assets	2,424,541	22,113	39,229	31,674	544,233	3,061,790

Notes to the Consolidated Interim Financial Statements September 30, 2023

Note 25 Effect of fluctuations in foreign currency exchange rates
(a)Reserves for foreign currency exchange differences:

For the periods ended September 30, 2023, and December 2022, are detailed as follows:

Details	September 30, 2023	December 31, 2022
	ThUS$	ThUS$
Changes in equity generated by the equity method value through conversion:
Comercial Hydro S.A.	1,004	1,004
SQMC Internacional Ltda.	(9)	(9)
Proinsa Ltda.	(10)	(10)
Comercial Agrorama Ltda.	323	175
Isapre Norte Grande Ltda.	(162)	(130)
Almacenes y Depósitos Ltda.	616	568
Sacal S.A.	(3)	(3)
Sociedad Prestadora de Servicios de Salud Cruz del Norte S.A.	(44)	(38)
Agrorama S.A.	788	666
SQM Vitas Fzco	(2,712)	(3,614)
Ajay Europe	(2,080)	(1,911)
SQM Oceanía Pty Ltd.	(579)	(579)
SQM Indonesia S.A.	(124)	(124)
SQM Holland B.V.	99	99
SQM Thailand Limited	(68)	(68)
SQM Europe	(1,983)	(1,983)
SQM Australia Pty Ltd.	(1,541)	(1,642)
Pavoni & C. Spa	(414)	(363)
SQM Colombia SAS	(80)	(80)
Total	(6,979)	(8,042)

(b)Functional and presentation currency

The functional currency of these companies corresponds to the currency of the country of origin of each entity, and its presentation currency is the dollar.

(c)Reasons to use one presentation currency and a different functional currency

A relevant portion of the revenues of these subsidiaries are associated with the local currency.
The cost structure of these companies is affected by the local currency.

Notes to the Consolidated Interim Financial Statements September 30, 2023
Note 26 Disclosures on the effects of fluctuations in foreign currency exchange rates
a)Assets held in foreign currency subject to fluctuations in exchange rates are detailed as follows:

Class of assets	Currency	As of September 30, 2023	As of December 31, 2022
		ThUS$	ThUS$
Cash and cash equivalents	USD	978,485	1,637,507
Cash and cash equivalents	CLP	2,644	806,106
Cash and cash equivalents	CNY	66,915	92,394
Cash and cash equivalents	EUR	6,340	14,963
Cash and cash equivalents	GBP	5	1
Cash and cash equivalents	AUD	121,460	89,602
Cash and cash equivalents	MXN	221	1,406
Cash and cash equivalents	AED	3	2
Cash and cash equivalents	JPY	920	686
Cash and cash equivalents	ZAR	6,803	11,647
Cash and cash equivalents	KRW	1,595	918
Cash and cash equivalents	IDR	3	3
Cash and cash equivalents	PLN	1	1
Subtotal cash and cash equivalents		1,185,395	2,655,236
Other current financial assets	USD	571,998	722,165
Other current financial assets	BRL	64	39
Other current financial assets	CLP	1,013,868	239,151
Subtotal other current financial assets		1,585,930	961,355
Other current non-financial assets	USD	11,401	35,237
Other current non-financial assets	AUD	3,002	9,516
Other current non-financial assets	CLF	106	259
Other current non-financial assets	CLP	75,191	85,608
Other current non-financial assets	CNY	53,229	56,404
Other current non-financial assets	EUR	682	1,046
Other current non-financial assets	COP	239	217
Other current non-financial assets	MXN	1,959	4,685
Other current non-financial assets	THB	2	2
Other current non-financial assets	JPY	2,301	158
Other current non-financial assets	ZAR	632	3,203
Other current non-financial assets	KRW	43,160	-
Subtotal other non-financial current assets		191,904	196,335
Trade and other receivables	USD	666,107	788,596
Trade and other receivables	BRL	23	22
Trade and other receivables	CLF	1,303	550
Trade and other receivables	CLP	88,124	58,412
Trade and other receivables	CNY	223,933	161,492
Trade and other receivables	EUR	27,606	36,318
Trade and other receivables	GBP	281	76
Trade and other receivables	MXN	751	889
Trade and other receivables	AED	1,253	3,116
Trade and other receivables	JPY	71	129
Trade and other receivables	AUD	651	1,708
Trade and other receivables	ZAR	21,404	33,361
Trade and other receivables	COP	3,292	2,751
Trade and other receivables	KRW	8	-
Subtotal trade and other receivables		1,034,807	1,087,420
Receivables from related parties	USD	45,946	79,331
Receivables from related parties	EUR	1,972	1,250
Receivables from related parties	AUD	-	1,041
Subtotal receivables from related parties		47,918	81,622

Notes to the Consolidated Interim Financial Statements September 30, 2023

Class of assets	Currency	As of September 30, 2023	As of December 31, 2022
		ThUS$	ThUS$
Current inventories	USD	1,868,087	1,784,281
Subtotal Current Inventories		1,868,087	1,784,281
Current tax assets	USD	208,833	127,068
Current tax assets	BRL	2	1
Current tax assets	CLP	1,856	2,125
Current tax assets	CNY	73,442	77,397
Current tax assets	EUR	11,836	14,042
Current tax assets	MXN	7,561	59
Current tax assets	ZAR	424	28
Current tax assets	COP	2,438	1,481
Current tax assets	KRW	-	2,713
Subtotal current tax assets		306,392	224,914
Non-current assets or groups of assets classified as held for sale	USD	11,962	346
Subtotal Non-current assets or groups of assets classified as held for sale		11,962	346
Total current assets		6,232,395	6,991,509
Other non-current financial assets	USD	11,924	32,126
Subtotal Other non-current financial assets		11,924	32,126
Other non-current non-financial assets	USD	267,055	52,396
Subtotal Other non-current non-financial assets		267,055	52,396
Other receivables, non-current	USD	702	713
Other receivables, non-current	CLF	71	77
Other receivables, non-current	MXN	288	88
Other receivables, non-current	KRW	638	-
Other receivables, non-current	CLP	694	1,213
Subtotal Other receivables, non-current		2,393	2,091
Investments classified using the equity method of accounting	USD	71,952	22,959
Investments classified using the equity method of accounting	AED	7,570	19,597
Investments classified using the equity method of accounting	EUR	10,266	11,830
Subtotal Investments classified using the equity method of accounting		89,788	54,386
Intangible assets other than goodwill	USD	157,636	166,336
Subtotal intangible assets other than goodwill		157,636	166,336
Purchases goodwill, gross	USD	958	967
Subtotal Purchases goodwill, gross		958	967
Property, plant and equipment	USD	3,390,040	2,726,838
Subtotal property, plant and equipment		3,390,040	2,726,838
Right-of-use assets	USD	71,940	60,867
Subtotal Right-of-use assets		71,940	60,867
Non-current tax assets	USD	201,317	127,114
Subtotal non-current tax assets		201,317	127,114
Deferred Tax Assets	USD	545,109	604,471
Subtotal Deferred Tax Assets		545,109	604,471
Total non-current assets		4,738,160	3,827,592
Total assets		10,970,555	10,819,101

Notes to the Consolidated Interim Financial Statements September 30, 2023

Class of liability		As of September 30, 2023			As of December 31, 2022
	Currency	Up to 90 days	More than 90 days to 1 year	Total	Up to 90 days	More than 90 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Current liabilities
Other current financial liabilities	USD	121,341	1,005,620	1,126,961	120,652	381,922	502,574
Other current financial liabilities	CLF	1,350	16,711	18,061	20,094	331	20,425
Subtotal other current financial liabilities		122,691	1,022,331	1,145,022	140,746	382,253	522,999
Lease liabilities, current	USD	-	9,617	9,617	-	6,549	6,549
Lease liabilities, current	CLF	-	2,466	2,466	-	2,331	2,331
Lease liabilities, current	MXN	-	2,664	2,664	-	436	436
Lease liabilities, current	EUR	-	434	434	-	387	387
Lease liabilities, current	AUD	-	1,850	1,850	-	2,446	2,446
Subtotal Lease liabilities, current		-	17,031	17,031	-	12,149	12,149
Trade and other payables	USD	251,404	4,019	255,423	121,260	110	121,370
Trade and other payables	CLF	983	-	983	2,618	-	2,618
Trade and other payables	BRL	25	-	25	10	-	10
Trade and other payables	THB	4	-	4	4	-	4
Trade and other payables	CLP	181,272	150	181,422	162,470	-	162,470
Trade and other payables	CNY	14,751	-	14,751	4,757	-	4,757
Trade and other payables	EUR	51,348	251	51,599	56,118	564	56,682
Trade and other payables	GBP	18	-	18	18	-	18
Trade and other payables	MXN	1,163	-	1,163	802	-	802
Trade and other payables	AUD	30,750	-	30,750	24,394	-	24,394
Trade and other payables	ZAR	1,658	-	1,658	1,256	-	1,256
Trade and other payables	AED	-	-	-	72	-	72
Trade and other payables	CHF	21	-	21	32	-	32
Trade and other payables	COP	359	-	359	115	-	115
Trade and other payables	KRW	274	-	274	189	-	189
Subtotal trade and other payables		534,030	4,420	538,450	374,115	674	374,789
Trade payables due to related parties	USD	2,394	-	2,394	-	-	-
Subtotal Trade payables due to related parties		2,394	-	2,394	-	-	-
Other current provisions	USD	679,171	6,749	685,920	1,300,878	2,051	1,302,929
Other current provisions	CLP	-	358	358	-	217	217
Other current provisions	JPY	-	164	164	-	-	-
Subtotal other current provisions		679,171	7,271	686,442	1,300,878	2,268	1,303,146

Notes to the Consolidated Interim Financial Statements September 30, 2023

Class of liability		As of September 30, 2023			As of December 31, 2022
	Currency	Up to90 days	91 days to 1 year	Total	Up to90 days	91 days to 1 year	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$

Current tax liabilities	USD	-	27,848	27,848	-	348,658	348,658
Current tax liabilities	CLP	-	286	286	-	999	999
Current tax liabilities	EUR	-	864	864	-	1,386	1,386
Current tax liabilities	MXN	-	-	-	-	5,568	5,568
Current tax liabilities	CNY	-	997	997	-	-	-
Current tax liabilities	JPY	-	10	10	-	-	-
Current tax liabilities	KRW	-	414	414	-	-	-
Subtotal current tax liabilities		-	30,419	30,419	-	356,611	356,611
Provisions for employee benefits, current	USD	16,367	-	16,367	25,867	8,631	34,498
Provisions for employee benefits, current	AUD	397	-	397	390	-	390
Provisions for employee benefits, current	EUR	54	-	54	385	-	385
Provisions for employee benefits, current	MXN	1	-	1	103	-	103
Provisions for employee benefits, current	CLP	558	-	558	-	-	-
Subtotal Provisions for employee benefits, current		17,377	-	17,377	26,745	8,631	35,376
Other current non-financial liabilities	USD	235,614	1,644	237,258	393,401	98	393,499
Other current non-financial liabilities	BRL	15	-	15	1	-	1
Other current non-financial liabilities	CLP	29,734	1,980	31,714	8,281	39,456	47,737
Other current non-financial liabilities	CNY	74	-	74	92	-	92
Other current non-financial liabilities	EUR	1,383	933	2,316	1,564	250	1,814
Other current non-financial liabilities	MXN	856	-	856	725	14	739
Other current non-financial liabilities	JPY	197	15	212	47	-	47
Other current non-financial liabilities	COP	40	22	62	250	-	250
Other current non-financial liabilities	ARS	6	-	6	26	-	26
Other current non-financial liabilities	ZAR	30	-	30	-	1	1
Other current non-financial liabilities	KRW	20,132	-	20,132	2,271	-	2,271
Subtotal other current non-financial liabilities		288,081	4,594	292,675	406,658	39,819	446,477
Total current liabilities		1,643,744	1,086,066	2,729,810	2,249,142	802,405	3,051,547

Notes to the Consolidated Interim Financial Statements September 30, 2023

Class of liability		As of September 30, 2023
	Currency	Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	249,856	198,142	97,088	-	1,548,827	2,093,913
Other non-current financial liabilities	CLF	-	-	-	-	382,042	382,042
Subtotal Other non-current financial liabilities		249,856	198,142	97,088	-	1,930,869	2,475,955
Non-current lease liabilities	USD	-	7,461	-	12,806	-	20,267
Non-current lease liabilities	CLP	-	-	-	21	-	21
Non-current lease liabilities	CLF	-	120	-	9,308	-	9,428
Non-current lease liabilities	MXN	-	-	-	1,508	-	1,508
Non-current lease liabilities	EUR	-	-	-	3,425	-	3,425
Non-current lease liabilities	AUD	-	-	-	20,457	-	20,457
Subtotal non-current lease liabilities		-	7,581	-	47,525	-	55,106
Non-current Trade and other payables	USD	-	-	-	-	-	-
Subtotal Non-current Trade and other payables		-	-	-	-	-	-
Other non-current provisions	USD	-	25,836	-	-	28,958	54,794
Subtotal Other non-current provisions		-	25,836	-	-	28,958	54,794
Deferred tax liabilities	USD	-	319,532	-	-	-	319,532
Subtotal Deferred tax liabilities		-	319,532	-	-	-	319,532
Provisions for employee benefits, non-current	USD	43,576	7,020	-	-	361	50,957
Provisions for employee benefits, non-current	CLP	477	-	-	-	-	477
Provisions for employee benefits, non-current	MXN	358	-	-	-	-	358
Provisions for employee benefits, non-current	AUD	-	-	-	-	63	63
Provisions for employee benefits, non-current	JPY	193	-	-	-	-	193
Provisions for employee benefits, non-current	EUR	30	-	-	-	-	30
Subtotal Provisions for employee benefits, non-current		44,634	7,020	-	-	424	52,078
Total non-current liabilities		294,490	558,111	97,088	47,525	1,960,251	2,957,465
Total liabilities							5,687,275

Notes to the Consolidated Interim Financial Statements September 30, 2023

Class of liability		As of December 31, 2022
	Currency	Over 1 year to 2 years	Over 2 years to 3 years	Over 3 years to 4 years	Over 4 years to 5 years	Over 5 years	Total
		ThUS$	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Non-current liabilities
Other non-current financial liabilities	USD	-	197,521	249,531	-	1,544,654	1,991,706
Other non-current financial liabilities	CLF	-	-	-	-	402,512	402,512
Subtotal Other non-current financial liabilities		-	197,521	249,531	-	1,947,166	2,394,218
Non-current lease liabilities	USD	-	13,566	-	22,500	-	36,066
Non-current lease liabilities	CLP	-	-	-	23	-	23
Non-current lease liabilities	CLF	-	-	-	10,982	-	10,982
Non-current lease liabilities	MXN	-	-	-	1,094	-	1,094
Non-current lease liabilities	EUR	-	-	-	1,420	-	1,420
Subtotal non-current lease liabilities		-	13,566	-	36,019	-	49,585
Non-current Trade and other payables	USD	-	-	-	-	-	-
Subtotal Non-current Trade and other payables		-	-	-	-	-	-
Other non-current provisions	USD	-	3,648	-	26,200	28,205	58,053
Subtotal Other non-current provisions		-	3,648	-	26,200	28,205	58,053
Deferred tax liabilities	USD	-	289,825	-	-	-	289,825
Subtotal Deferred tax liabilities		-	289,825	-	-	-	289,825
Provisions for employee benefits, non-current	USD	34,326	-	-	-	9,006	43,332
Provisions for employee benefits, non-current	CLP	540	-	-	-	-	540
Subtotal Provisions for employee benefits, non-current		34,866	-	-	-	9,006	43,872
Total non-current liabilities		34,866	504,560	249,531	62,219	1,984,377	2,835,553
Total liabilities							5,887,100
b)Effects of changes in foreign currency exchange rates on the statement of net income and other comprehensive income.

Foreign currency exchange rate changes	For the period from January to September of the year
	2023	2022
	ThUS$	ThUS$
Foreign currency loss	(16,238)	(26,298)
Foreign currency translation reserve	1,166	(208)
Total	(15,072)	(26,506)

The average and closing exchange rate for foreign currency is disclosed in Note 3.3

Notes to the Consolidated Interim Financial Statements September 30, 2023
Note 27 Income tax and deferred taxes
Tax receivables as of September 30, 2023 and December 31, 2022, are as follows:
27.1Current and non-current tax assets
(a)    Current

Current tax assets	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
Monthly provisional income tax payments, Chilean companies	182,362	459
Monthly provisional income tax payments, foreign companies	26,738	94,327
Corporate tax credits (1)	1,281	822
1st category tax absorbed by tax losses (2)	1,234	169
Taxes in recovery process	94,777	129,137
Total	306,392	224,914

(b) Non-current

Non-current tax assets	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
Total tax paid by SQM Salar (see note 21.3)	201,317	127,114
Total	201,317	127,114

(1)These credits are available for companies and are related to corporate tax payments in April of the following year. These credits include, among others, credits for training expenses (SENCE) and credits in Chile for taxes paid abroad.

(2)This concept corresponds to the tax loss absorption determined by the company at the end of the year, which must be attributed to the dividends received during the year.

Notes to the Consolidated Interim Financial Statements September 30, 2023
27.2Current tax liabilities

Current tax liabilities	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
1st Category income tax	18,424	337,245
Foreign company income tax	11,995	19,366
Total	30,419	356,611

Income tax is calculated based on the profit or loss for tax purposes that is applied to the effective tax rate applicable in Chile. As established by Law No. 20,780 is 27%.
The royalty is determined by applying the taxable rate to the net operating income obtained, according to the chart in force. The Company currently provisioned 6.48% for mining royalties that involve operations in the Salar de Atacama and 8.12% for caliche extraction operations.
The income tax rate for the main countries where the Company operates is presented below:

Country	Income tax	Income tax
	2023	2022
Spain	25%	25%
Belgium	25%	25%
Mexico	30%	30%
United States	21% + 3.44%	21% + 3.51%
South Africa	27%	28%
South Korea	24% (2)	25%
China	25%+12% (1)	25%+12% (1)

(1)Additional tax of 12% on VAT payable.
(2)Sliding scale from 9% to 24% of taxable income.

Notes to the Consolidated Interim Financial Statements September 30, 2023
27.3Income tax and deferred taxes
(a)Deferred tax assets and liabilities as of September 30, 2023

Description of deferred tax assets and liabilities as of September 30, 2023	Net liability position
	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	585,360	-
Property, plant and equipment and capitalized interest (1)	-	(245,784)
Restoration and rehabilitation provision	3,715	-
Manufacturing expenses	-	(178,644)
Employee benefits and unemployment insurance	-	(9,537)
Vacation accrual	8,953	-
Inventory provision	28,735	-
Materials provision	13,463	-
Others employee benefits	4,736	-
Research and development expenses	-	(14,651)
Bad debt provision	1,211	-
Provision for legal complaints and expenses	2,932	-
Loan acquisition expenses	-	(8,922)
Financial instruments recorded at market value	5,878	-
Specific tax on mining activity	-	(3,535)
Tax loss benefit	51,050	-
Other	-	(19,468)
Foreign items (other)	85	-
Balances to date	706,118	(480,541)
Net balance		225,577
(1)This includes right-of-use assets.

Notes to the Consolidated Interim Financial Statements September 30, 2023
(b) Deferred tax assets and liabilities as of December 31, 2022

Description of deferred tax assets and liabilities as of December 31, 2022	Net liability position
	Assets	Liabilities
	ThUS$	ThUS$
Unrealized loss	655,695	-
Property, plant and equipment and capitalized interest (1)	-	(244,560)
Restoration and rehabilitation provision	4,685	-
Manufacturing expenses	-	(139,383)
Employee benefits and unemployment insurance	-	(8,995)
Vacation accrual	7,650	-
Inventory provision	27,512	-
Materials provision	11,915	-
Others employee benefits	1,177	-
Research and development expenses	-	(12,294)
Bad debt provision	715	-
Provision for legal complaints and expenses	6,827	-
Loan acquisition expenses	-	(8,793)
Financial instruments recorded at market value	5,226	-
Specific tax on mining activity	-	(5,799)
Tax loss benefit	10,059	-
Other	2,913	-
Foreign items (other)	96	-
Balances to date	734,470	(419,824)
Net balance		314,646
(1)This item includes right-of-use assets.

Deferred tax assets and liabilities in the consolidated statement of financial position as of September 30, 2023 and December 31, 2022, are as follows:

Movements of deferred tax assets and liabilities	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
Deferred tax assets	545,109	604,471
Deferred tax liabilities	(319,532)	(289,825)
Total	225,577	314,646

Notes to the Consolidated Interim Financial Statements September 30, 2023
(c)     Reconciliation of changes in deferred tax assets (liabilities) as of September 30, 2023

Reconciliation of changes in deferred tax assets (liabilities) in deferred tax as of September 30, 2023	Deferred tax asset (liability) at beginning of period	Deferred tax (expense) benefit recognized in profit loss for the year	Deferred taxes related to items (credited) charged directly to equity	Total change in deferred taxes	Deferred tax asset (liability) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	655,695	(70,335)	-	(70,335)	585,360
Property, plant and equipment and capitalized interest	(244,560)	(1,224)	-	(1,224)	(245,784)
Restoration and rehabilitation provision	4,685	(970)	-	(970)	3,715
Manufacturing expenses	(139,383)	(39,261)	-	(39,261)	(178,644)
Employee benefits and unemployment insurance	(8,995)	(928)	386	(542)	(9,537)
Vacation accrual	7,650	1,303	-	1,303	8,953
Inventory provision	27,512	1,223	-	1,223	28,735
Materials provision	11,915	1,548	-	1,548	13,463
Derivative financial instruments	-	1,839	(1,839)	-	-
Others employee benefits	1,177	3,559	-	3,559	4,736
Research and development expenses	(12,294)	(2,357)	-	(2,357)	(14,651)
Bad debt provision	715	496	-	496	1,211
Provision for legal complaints and expenses	6,827	(3,895)	-	(3,895)	2,932
Loan approval expenses	(8,793)	(129)	-	(129)	(8,922)
Financial instruments recorded at market value	5,226	-	652	652	5,878
Specific tax on mining activity	(5,799)	2,269	(5)	2,264	(3,535)
Tax loss benefit	10,059	40,991	-	40,991	51,050
Others	2,913	(22,381)	-	(22,381)	(19,468)
Foreign items (other)	96	(11)	-	(11)	85
Total temporary differences, unused losses and unused tax credits	314,646	(88,263)	(806)	(89,069)	225,577

Notes to the Consolidated Interim Financial Statements September 30, 2023
(d)    Reconciliation of changes in deferred tax liabilities (assets) as of December 31, 2022

Reconciliation of changes in deferred tax assets (liabilities) in deferred tax as of December 31, 2022	Deferred tax asset (liability) at beginning of period	Deferred tax (expense) benefit recognized in profit loss for the year	Deferred taxes related to items (credited) charged directly to equity	Total change in deferred taxes	Deferred tax asset (liability) at end of period
	ThUS$	ThUS$	ThUS$	ThUS$	ThUS$
Unrealized loss	144,181	511,514	-	511,514	655,695
Property, plant and equipment and capitalized interest	(189,073)	(55,487)	-	(55,487)	(244,560)
Restoration and rehabilitation provision	6,567	(1,882)	-	(1,882)	4,685
Manufacturing expenses	(108,181)	(31,202)	-	(31,202)	(139,383)
Employee benefits and unemployment insurance	(7,486)	(2,779)	1,270	(1,509)	(8,995)
Vacation accrual	6,039	1,611	-	1,611	7,650
Inventory provision	20,557	6,955	-	6,955	27,512
Materials provision	10,554	1,361	-	1.361	11,915
Derivative financial instruments	-	7,172	(7,172)	-	-
Others employee benefits	929	248	-	248	1,177
Research and development expenses	(5,387)	(6,907)	-	(6,907)	(12,294)
Bad debt provision	2,708	(1,993)	-	(1,993)	715
Provision for legal complaints and expenses	334	6,493	-	6,493	6,827
Loan approval expenses	(8,967)	174	-	174	(8,793)
Financial instruments recorded at market value	5,243	-	(17)	(17)	5,226
Specific tax on mining activity	(4,545)	(1,257)	3	(1,254)	(5,799)
Tax loss benefit	8,557	1,502	-	1,502	10,059
Others	(4,274)	7,187	-	7,187	2,913
Foreign items (other)	11,828	(11,732)	-	(11,732)	96
Total temporary differences, unused losses and unused tax credits	(110,416)	430,978	(5,916)	425,062	314,646

(e) Deferred taxes related to benefits for tax losses
The Company’s tax loss carryforwards were mainly generated by losses in Chile, which in accordance with current Chilean tax regulations have no expiration date.
As of September 30, 2023, and December 31, 2022, tax loss carryforwards are detailed as follows:

Deferred taxes related to benefits for tax losses	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
Chile	13,777	10,059
Foreign	37,273	-
Total	51,050	10,059
The tax losses as of September 30, 2023, which are the basis for these deferred taxes correspond mainly to Servicios Integrales de Tránsitos y Transferencias S.A., SQM Potasio S.A., Comercial Hydro S.A., Orcoma SpA., Orcoma Estudio SpA, SCM Búfalo, SQM Holland B.V., SQM Comercial de México S.A., SQM África Pty Ltd, SQM Iberia S.A. SQM Colombia., SQM Ecuador S.A. y Soquimich LLC.

Notes to the Consolidated Interim Financial Statements September 30, 2023
(f)     Movements in deferred tax assets and liabilities
Movements in deferred tax assets and liabilities as of September 30, 2023 and December 31, 2022 are detailed as follows:

Movements in deferred tax assets and liabilities	Assets (liabilities)
	As of September 30, 2023	As of December 31, 2022
	ThUS$	ThUS$
Deferred tax assets and liabilities, net opening balance	314,646	(110,416)
Increase (decrease) in deferred taxes in profit or loss	(88,263)	430,978
Increase (decrease) deferred taxes in equity	(806)	(5,916)
Total	225,577	314,646

(g)    Disclosures on income tax (expenses) benefit
Current and deferred tax (expenses) benefit are detailed as follows:

Disclosures on income tax (expense) benefit	(Expense) Income
	For the period ended September 30, 2023	For the period ended September 30, 2022
	ThUS$	ThUS$
Current income tax (expense) benefit
Current tax expense	(634,056)	(1,571,305)
Adjustments to prior year current income tax (expense) benefit	2,998	(872)
Current income tax expense, net, total	(631,058)	(1,572,177)
Deferred tax (expense) benefit
Deferred tax benefits relating to the creation and reversal of temporary differences	(84,235)	449,295
Tax adjustments related to the creation and reversal of temporary differences from the previous year	(4,028)	3,298
Total deferred tax benefits, net	(88,263)	452,593
Income tax expense	(719,321)	(1,119,584)

Income tax (expenses) benefits for foreign and domestic parties are detailed as follows:

Income tax (expense) benefit	(Expense) Income
	For the period ended September 30, 2023	For the period ended September 30, 2022
	ThUS$	ThUS$
Current income tax benefit (expense) by foreign and domestic parties, net
Current income tax (expenses), foreign parties, net	(39,728)	(288,935)
Current income tax (expenses), domestic, net	(591,330)	(1,283,242)
Current income tax expense, net, total	(631,058)	(1,572,177)
Deferred tax benefit (expense) by foreign and domestic parties, net
Current income tax benefit (expense) benefit, foreign parties, net	(20,783)	(2,703)
Current income tax benefits, domestic, net	(67,480)	455,296
Deferred tax expense, net, total	(88,263)	452,593
Income tax expense	(719,321)	(1,119,584)

Notes to the Consolidated Interim Financial Statements September 30, 2023

(h)    Disclosures on the tax effects of other comprehensive income components:

Income tax related to other income and expense components with a charge or credit to net equity	For the period ended September 30, 2023
	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
(Losses) gains from defined benefit plans	(1,400)	381	(1,019)
Cash flow hedge	6,809	(1,839)	4,970
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	(2,413)	652	(1,761)
Total	2,996	(806)	2,190

Income tax related to other income and expense components with a charge or credit to net equity	For the period ended September 30, 2022
	Amount before taxes (expense) gain	(Expense) income for income taxes	Amount after taxes
	ThUS$	ThUS$	ThUS$
Gains (losses) from defined benefit plans	637	63	700
Cash flow hedges	(4,882)	1,334	(3,548)
Reserve for gains (losses) from financial assets measured at fair value through other comprehensive income	(574)	155	(419)
Total	(4,819)	1,552	(3,267)

(i)     Explanation of the relationship between (expense) benefit for tax purposes and accounting income.
Based on IAS 12, paragraph 81, letter “c”, the company has estimated that the method that discloses the most significant information for users of the financial statements is the numeric conciliation between the tax benefit (expense) and the result of multiplying the accounting profit by the current rate in Chile. The aforementioned choice is based on the fact that the Company and subsidiaries established in Chile generate a large part of the Company’s tax benefit (expense). The amounts provided by subsidiaries established outside Chile have no relative importance in the overall context.

Notes to the Consolidated Interim Financial Statements September 30, 2023
Reconciliation between the tax benefit (expense) and the tax calculated by multiplying income before taxes by the Chilean corporate income tax rate.

Income Tax Expense (Benefit)	(Expense) Benefit
	For the period ended September 30, 2023	For the period ended September 30, 2022
	ThUS$	ThUS$
Consolidated income before taxes	2,533,214	3,881,321
Statutory Income tax rate in Chile	27%	27%
Tax expense using the statutory tax rate	(683,968)	(1,047,957)
Net effect of specific mining tax payments	(13,988)	(40,673)
Tax effect of income from regular activities exempt from taxation and dividends from abroad	-	(7,643)
Tax rate effect of non-tax-deductible expenses for determining taxable profit (loss)	(959)	2,028
Tax effect of tax rates supported abroad	2,783	(1,510)
Other tax effects of reconciliation of accounting income to tax expense	(20,825)	(22,331)
Other tax effects to reconcile accounting profit with the income tax expense	(2,364)	(1,498)
Tax expense using the effective tax rate	(719,321)	(1,119,584)

Notes to the Consolidated Interim Financial Statements September 30, 2023
(j)    Tax periods potentially subject to verification:
The Group’s Companies are potentially subject to income tax audits by tax authorities in each country. These audits are limited to a number of interim tax periods, which, in general, when they elapse, give rise to the expiration of these inspections.
Tax audits, due to their nature, are often complex and may require several years. Below, we provide a summary of tax periods that are potentially subject to verification, in accordance with the tax regulations in force in the country of origin:
(i)Chile
According to article 200 of Decree Law No 830, the taxes will be reviewed for any deficiencies in terms of payment and to generate any taxes that might arise. There is a 3-year prescriptive period for such review, dating from the expiration of the legal deadline when payment should have been made. This prescriptive period can be extended to 6 years for the revision of taxes subject to declaration, when such declaration has not been filed or has been presented with maliciously false information.
(ii)United States
In the United States, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error is detected in the tax return of sales or cost of sales, the review can be extended for a period of up to 6 years.
(iii)Mexico:
In Mexico, the tax authority can review tax returns up to 5 years from the expiration date of the tax return.
(iv)Spain:
In Spain, the tax authority can review tax returns up to 4 years from the expiration date of the tax return.
(v)Belgium:
In Belgium, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return if no tax losses exist. In the event of detecting an omission or error in the tax return, the review can be extended for a period of up to 5 years.
(vi)South Africa:
In South Africa, the tax authority may review tax returns for up to 3 years from the expiration date of the tax return. In the event that an omission or error in the tax return is detected, the review can be extended for a period of up to 5 years.
(vii)China:
Tax returns up to 3 years old from the due date of the return can be reviewed, in special circumstances this can be extended to 5 years. When tax evasion or fraud is involved, the tax authorities will pursue the collection of tax and there is no time limit.
(viii)South Korea:
Tax returns up to 5 years old from the due date of the return can be reviewed, but this can be extended to 7 years for cross-border transactions. Failure to file the tax return on the legal due date will result in this deadline being

Notes to the Consolidated Interim Financial Statements September 30, 2023
extended by up to 5 years and 10 years for cross-border transactions. When tax evasion or fraud is involved, it will be extended by up to 10 years and 15 years for cross-border transactions.

Note 28     Events occurred after the reporting date
28.1Authorization of the financial statements
The consolidated financial statements of the Company and its subsidiaries, prepared in accordance with IAS 34 “Interim Financial Reporting” for the year ended September 30, 2023, were approved and authorized for issuance by the Company´s Board of Directors on November 15, 2023.
28.2Disclosures on events occurring after the reporting date
(a)On October 25, 2023, the Company issued an offer to acquire an 80% interest in Azure Minerals Limited (AUD$3.52 per share), which equates to approximately US$900 million.

(b)On November 7, 2023, the Company reported placing an unsecured senior bond for US$750 million, at an annual interest rate of 6.500%, maturing in 2033, pursuant to Rule 144-A and Regulation S of the US Securities and Exchange Commission, under the US Securities Act of 1933. This bond was issued and sold to qualified institutional buyers in the United States of America under the Securities Act. The proceeds will be used to finance green projects.

(c)On November 15, 2023, the Board approved an interim dividend of US$0.50347 per share, to be paid from the Company's earnings for 2023. This dividend will be paid in Chilean pesos at the official US dollar exchange rate published in the Official Gazette as of December 11, 2023.
Management is not aware of any other significant events that occurred between September 30, 2023, and the date of issuance of these consolidated financial statements that may significantly affect them.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
CHEMICAL AND MINING COMPANY OF CHILE INC.
(Registrant)

Date: December 13, 2023                             /s/ Gerardo Illanes
By: Gerardo Illanes
CFO

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